HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2010


10016446


a2a


SEC MAIL PROCESSING
RECEIVED
OCT 14 2010
WASH, D.C.
193
SECTION

Contents

0.1 Performance indicators and corporate information

0.2 Condensed half-year consolidated financial statements

0.2.1 Notes to the condensed half-year consolidated financial statements

0.2.2 Attachments to the condensed half-year consolidated financial statements

0.3 Interim report on operations

0.4 Certification of the consolidated financial statements pursuant to art. 154-bis para. 5 of Decree. 58/98

0.5 Independent Auditors' Report

This is a translation of the Italian original "Relazione finanziaria semestrale al 30 giugno 2010" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

0.1
Performance indicators and corporate information

The A2A Group at June 30, 2010

A2A Spa

51.00% Delmi (3)
50.00% Transalpina di Energia
61.28% Edison (1)
20.00% Edipower
100.00% A2A Produzione
100.00% Aspem Energia
100.00% A2A Montenegro

100.00% A2A Trading
70.00% A2A Alfa
50.00% Premiumgas
70.00% Plurigas
100.00% A2A Servizi alla distribuzione
80.00% Ostros Energia
89.95% Abruzzo Energia (3)
50.00% Ergosud
43.70% EPCG

100.00% A2A Energia
100.00% Asmea
33.33% Lumenergia
50.00% Ergon Energia in liquidation
100.00% Bas-Omniservizi
50.00% Metamer
100.00% A2A Servizi al cliente
39.49% Rudnik Uglja ad Pljevlja

100.00% A2A Calore & Servizi
98.08% A2A Coriance
100.00% Coriance
90.00% Varese Risorse (4)
50.00% Asm Novara (3)
60.00% Proaris

100.00% Amsa
100.00% Ecodeco
99.97% Aprica
80.00% Montichiari Ambiente
100.00% Partenope Ambiente

100.00% A2A Reti Elettriche
99.98% Bas SII
100.00% Retrasm
74.50% Camuna Energia
67.00% Seasm

100.00% A2A Reti Gas
48.86% ASVT (2)
91.60% Retragas
32.52% Società Servizi Valdisotto
90.00% Aspem (4)

21.94% Acsm-Agam
7.9% Dolomiti Energia
23.53% Metroweb (5)
100.00% Selene
49.00% e-Utile
100.00% A2A Logistica

Areas of activity

- Energy
- Heat & Services
-  Environment
- Networks
- Other Companies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60%. Edison holds 50% of Edipower.
(2) Of which 0.38% held through A2A Reti Gas.
(3) Note that there are call and put options on another stake in the company. These options were exercised in July 2010 for 5% of the share capital.
(4) There are put options for another stake in these companies' share capital.
(5) In caso di conversione del prestito obbligazionario la percentuale ammonterà al 39.57%

This chart shows the principal investments of the A2A Group. See attachments 1,2,3,4 and 5 for full details of the Group's shareholdings.

Financial Highlights ([1])

Revenues ______ 2,868 million euro

Gross operating income - EBITDA ______ 474 million euro

Net income ______ 371 million euro

Income statement *Millions of euro*	**01 01 2010 06 30 2010**	**01 01 2009 06 30 2009**
Revenues	2,868	2,820
Operating expenses	(2,134)	(2,037)
Labour costs	(260)	(243)
Gross operating income - EBITDA	**474**	**540**
Depreciation, amortization, provisions and write-downs	(240)	(175)
Net operating income - EBIT	**234**	**365**
Financial balance	(54)	(78)
Other non-operating income	-	-
Other non-operating expenses	-	(40)
Income before tax	**180**	**247**
Income taxes	(69)	(110)
Net result from non-current assets sold or held for sale	279	7
Minority interests	(19)	(15)
Net income for the period pertaining to the Group	**371**	**129**
Gross operating income - EBITDA/Revenues	**16.5%**	**19.1%**

(1) The figures serve as performance indicators as required by CESRN/05/178/B.

Balance sheet figures *Millions of euro*	06 30 2010	12 31 2009
Net capital employed	8,666	9,239
Total equity pertaining to the Group and minority interests	4,408	4,595
Consolidated net financial position	(4,258)	(4,644)
Consolidated net financial position/Total equity pertaining to the Group and minority interests	0.97	1.01
Consolidated net financial position/Market cap	1.21	1.15

Financial data *Millions of euro*	01 01 2010 06 30 2010	01 01 2009 06 30 2009
Cash flow from operating activities	398	231
Cash flow used in investment activities	218	(317)
Free cash flow	616	(86)

Key figures of A2A S.p.A.	06 30 2010	12 31 2009
Share capital (euro)	1,629,110,744	1,629,110,744
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	3,132,905,277
Number of treasury shares (par value 0.52 euro)	26,917,609	26,917,609

Key rates and prices	06 30 2010	06 30 2009
Average 6-month Euribor	0.974%	1.811%
Average price of Brent crude (USD/bbl)	78.40	52.79
Average exchange rate €/$ (*)	1.33	1.30
Average price of Brent crude (Euro/bbl)	59.02	40.61

(*) Source: Italian Foreign Exchange Office

A2A S.p.A. on the Stock Exchange

A2A and Stock data

Market capitalisation at June 30, 2010 (in millions of euro)	3,528
Average volumes in the first half 2010	11,409,973
Average price in the first half 2010 (*)	1.299
Maximum price in the first half 2010 (*)	1.469
Minimum price in the first half 2010 (*)	1.117
Number of shares	3,132,905,277

(*) Euro per share
Sources: Bloomberg, CONSOB, rating agencies.

In June 24, 2010 A2A distributed a dividend equal to 0.07 euro per share, decreasing compared to the previous year (DPS 2008 equal to 0.097 euro);

A2A forms part of the following indices

FTSE MIB
DJ STOXX
DJ EUROSTOXX
WisdomTree
FTSEurofirst
S&P Developed Ex-US

Ethical indices

FTSE4GOOD Global and Europe
Axia Csr and Ethical
ECPI Ethical Index Global, Euro and EMU
S-BOX Climate Change

A2A Shareholding (*)


Market
37.6%
Municipality of
Milan
27.5%
Municipality of
Brescia
27.5%
Alpiq Holding
AG
5.0%
Carlo Tassara
2.5%

(*) Stakes higher than 2% (updated al 30/06/2010).

Rating

		Attuale
Standard & Poor's	M/L Term Rating	BBB+
	Short Term Rating	A-2
	Outlook	Negative credit watch
Moody's	M/L Term Rating	A3
	Outlook	Stable

A2A in 1st half 2010


1.5
1.4
1.3
1.2
1.1
1
€/Share
40000000
35000000
30000000
25000000
20000000
15000000
10000000
5000000
0
Volumes
jan-10
feb-10
mar-10
apr-10
may-10
jun-10
Volumes
Price

A2A vs FTSE MIB vs Dow Jones Stoxx Utilities

(price 01/01/10 = 100)


105.0
100.0
95.0
90.0
85.0
80.0
75.0
70.0
jan-10
feb-10
mar-10
apr-10
may-10
jun-10
A2A
FTSE MIB
DOW JONES STOXX UTILITIES

Corporate boards

SUPERVISORY BOARD

CHAIRMAN
Graziano Tarantini

DEPUTY CHAIRMAN
Rosario Bifulco

DIRECTORS
Adriano Bandera
Gianbattista Brivio
Bruno Caparini
Gianni Castelli
Alberto Cavalli
Stefano Grassani
Enrico Mattinzoli
Marco Miccinesi
Massimo Perona
Norberto Rosini
Giorgio Maria Filiberto Sommariva
Franco Tamburini
Antonio Matteo Taormina

MANAGEMENT BOARD

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Vittorio Cinquini

DIRECTORS
Franco Baiguera
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Paolo Rossetti
Giuseppe Sala

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL AND OPERATIONS AREA
Paolo Rossetti

INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS S.P.A.

Significant events during the period

A2A S.p.A. has approved the 2010-2014 Business Plan

On February 4, 2010 the Supervisory Board and the Management Board have reviewed and approved the 2010-2014 Business Plan prepared by the company's management.

The A2A Group will concentrate its development activities in Italy (and abroad) in the environment segment (waste cycle) and in district heating through the development of cogeneration plants. These are sectors where the demand potential is high compared with the supply of plant engineering skills. The A2A Group also has a significant competitive advantage over its main rivals in these areas, also from a technological point of view .

The investments foreseen in the previous plan for the energy sector will be reduced (especially in the thermoelectric segment) as the current surplus of production capacity, aggravated by the deep recession of recent months, makes the prospective returns less attractive. A2A will maintain its role as a qualified player in this sector, concentrating mainly on renewable sources and those that offer high energy efficiency (cogeneration and waste-to-energy). This is the sense of our recent investment in Montenegro, a country soon to be connected with Italy by a submarine power cable, where production is largely hydroelectric, with a strong potential for further development.

The area on which the Group will concentrate in the next five years is ongoing management of the electricity and gas distribution networks in Lombardy, where A2A excels for the quality of its local services.

In particular, the business plan provides for not only a reduction in the debt position, but also investment of around 2.6 billion euro, an average annual rate of growth in EBITDA of around 7.5% on the 2009 preliminary results, the disposal of non-strategic assets of around 500 million euro in 2010 and cash generation prior to the distribution of dividends of around 1.9 billion euro.

The A2A Group in China: signed its first agreement to purchase emission credits

The A2A Group contributes to the reduction of world-wide CO_2 emissions by taking advantage of the opportunities for international cooperation introduced by the Kyoto Protocol and by the EC Directives 2003/87/CE, 2004/101/CE and 2009/29/CE which lay down Europe's strategy for the reduction of emissions between now and 2020.

In this regulatory context, A2A Trading S.r.l. has for some time been developing a number of projects for reducing emissions in developing countries with a view to generating and contractualising CER (Certified Emission Reductions) credits certifying the reduction in greenhouse gas emissions used in the EC system for complying with the obligations imposed on companies and states by the European Union's Emissions Trading Scheme (EU ETS).

The procedure has been initiated for the validation of a project to develop sustainable technologies (the so-called Clean Development Mechanism), which envisages the recovery of heat by a cement plant in the Chinese province of Anhui to generate electricity.
Without it, the cement plant would have dispersed heat into the atmosphere and then taken power from the grid produced by less efficient plants.
Through this procedure, UNFCCC (the agency set up under the United Nations Framework Convention on Climate Change), with the help of an external certification entity, will verify that the heat recovery system to produce electricity responds to the principles of the Kyoto Protocol and is able to bring about a reduction in world-wide CO_2 emissions.

The purchase of the CERs generated by this project will allow A2A Trading S.r.l. to contribute towards meeting the obligations of the A2A Group to reduce pollutants in accordance with the European regulations.

The A2A Group won the BICSI Energy Prize for the second year in a row

The A2A Group ranked the best in terms of customer satisfaction in all of the energy market segments that were analysed.

Based on the information prepared by the Energy Observatory and by the SME Business Panel on Energy at the time of the conference on February 18, 2010, A2A was one of the five companies that won prices and recognised as "excellent" for the quality of the customer relations.

District heating plan in Milan and signing of the agreement A2A - Citylife

District heating plan in Milan

District heating in Milan has been developed by A2A since the '90s and the current network serves more than 200,000 Milanese citizens. This service ensures a drastic reduction in the use of hydrocarbons (heating oil, etc.), greater efficiency on the part of the plants and a reduction in CO_2 emissions of around 250,000 tonnes per year.
The development project planned by A2A elaborates an innovative integrated system for producing clean heat, thanks to the use of heat pumps connected to the water-bearing stratum, high efficiency gas cogeneration, and heat and energy recovery from the disposal of waste.

A2A and the Municipality of Milan have for some time been working on developing the city's district heating plan with a series of important works designed to drastically cut the polluting emissions produced by traditional central heating plants that impact total emissions in the Milan area by around 25%.
The plan foresees rapid expansion in the network for district heating distributed in Milan, reaching around 500,000 inhabitants by 2012, rising to 730,000 in the subsequent three years.

District heating plan for Citylife

The agreement between A2A and Citylife, signed on February 25, 2010, will lead to the construction of the first example of an entire district being heated in winter and cooled in summer without any kind of fuel and with zero emissions.

Citylife is the company in charge of the redevelopment plan for the historic area of the Milan Trade Fair. A2A will be able to supply the new district with district heating through the network fed by the Silla 2 waste-to energy plant, as well as produce hot water for sanitary uses and cold water for air conditioning by means of absorption refrigeration machines.

A2A is expected to supply the three towers designed by Isozaki, Hadid and Libeskind, as well as the underground area devoted to shopping and cinema.

It is worth emphasising that providing heat through a district heating network will make it possible to eliminate completely the chimneys and related polluting emissions by using the heat recovered from waste-to energy plant.

Haiti earthquake - A2A Civil Protection Unit

The A2A Civil Protection Unit was contacted by the Italian National Civil Protection Department to send two of our technicians to Port Au Prince in Haiti.
They stayed on the island for a fortnight, carrying out all of the tasks required of them by the National Civil Protection functionaries on the spot.

Two other volunteers were sent to Leogane to carry out technical surveys at a refugee camp with around 3000 people run by Intersis, an NGO that A2A decided to collaborate with to install the technological equipment that was needed.

Inauguration of the thermoelectric plant at Scandale

On April 20, 2010 the thermoelectric plant at Scandale in the province of Crotone was inaugurated. It is owned by Ergosud S.p.A. (a joint-venture between A2A S.p.A. and E.ON S.p.A.).

Scandale is an 814 MW combined-cycle plant with a potential annual output of 5 TWh and a net efficiency of 56%, one of the best on the market and in line with the highest international standards.

The plant represents a real contribution towards the local economy in that region. Various local firms were used in its construction with up to 600 people being hired locally. The plant is also a secure and reliable source of electricity for 250,000 households, one third of the families that live in the Calabria Region.

The plant has technical characteristics that give it a high performance with minimal impact on the environment by means of a "zero discharge", which optimises the use of natural resources, reducing the amount of water that has to be brought in from outside to top up only process losses.

Unit 1 of the plant is already producing, while Unit 2 is currently being tested.

With this additional new plant up and running, the A2A Group will further consolidate its position on the domestic market, raising its production capacity to almost 6 GW, almost 30% of which fed from a hydroelectric source.

The output from the Calabria hydroelectric plants also contributes to this important presence in renewable energy sector. The hydroelectric plants in Calabria have total power capacity of 484 MW, adding to A2A's historical complex of hydroelectric plants in Valtellina, the flow-of-the-river plants in the province of Brescia and the recent investments in Montenegro.

With these assets, plus the Scandale plant, the A2A Group now has a good distribution throughout the country. It is also more diversified in terms of primary sources and technologies used, confirming that it is one of the main leaders in the Italian energy market.

A2A S.p.A. sells its share in AlpiqHolding AG

On May 31 A2A S.p.A. signed sale contracts with various private investors for all of the AlpiqHolding AG's shares held in portfolio, for a total of 1,403,211 shares, equal to 5.16% of the share capital of the Swiss company, for CHF 310 per share.

With this transaction, A2A S.p.A. collects around 305 million euro, after receiving dividends of 8.5 million euro in April.

The economic benefit of this sale amounts to 277 million euro.

Summary of results, assets and liabilities and financial position of the A2A Group

Results

Millions of euro	01 01 2010 06 30 2010	01 01 2009 06 30 2009	Change
Revenues	**2,868**	**2,820**	**48**
of which:			
- Revenues from the sale of goods and services	2,825	2,765	60
- Other operating income	43	55	(12)
Operating expenses	(2,134)	(2,037)	(97)
Labour costs	(260)	(243)	(17)
Gross operating income - EBITDA	**474**	**540**	**(66)**
Depreciation and amortization	(198)	(165)	(33)
Provisions and write-downs	(42)	(10)	(32)
Net operating income - EBIT	**234**	**365**	**(131)**
Financial balance	(105)	(107)	2
Affiliates	51	29	22
Other non-operating expenses	-	(40)	40
Income before tax	**180**	**247**	**(67)**
Income taxes	(69)	(110)	41
Income from current operations, net of tax	**111**	**137**	**(26)**
Net result from non-current assets sold or held for sale	279	7	272
Minority interests	(19)	(15)	(4)
Net income for the period pertaining to the Group	**371**	**129**	**242**

In the first half of 2010 the Group revenues amount to 2,868 million euro, of which 2,825 million euro attributable to sales of goods and services and 43 million euro to other operating income.

The various areas of activity contributed to total revenues for the year in the following way:

	06 30 2010	06 30 2009
Electricity sold to wholesaler and retail customers (GWh)	10,988	8,891
Electricity sold on the Power Exchange (GWh)	6,130	5,795
Electricity sold on foreign markets (GWh)	3,354	2,101
Gas sold to wholesaler and retail customers (Mcm)	2,362	1,946
Heat sold (GWht)	1,753	1,555
EE distributed (GWh)	5,618	5,661
Gas distributed (Mcm)	1,292	1,162
Water distributed (Mcm)	49	52
Purified water (Mcm)	26	26
Waste disposed off (Kton)	1,398	1,339

Sales are largely due to quantities produced by the plants managed by the Group:

	06 30 2010	06 30 2009
Thermoelectric production (GWh)	4,260	4,109
Hydroelectric production (GWh)	1,869	1,528
Heat production (GWht)	1,474	1,319
Electricity cogeneration (GWh)	342	357
Electricity produced by waste-to-energy and biogas plants (GWh) (*)	606	477

(*) Net of losses

Gross operating income for the first half of 2010 comes to 474 million euro, a decline of 66 million euro on the same period of the previous year. This contraction, which is substantially due to unfavourable external factors and positive non-recurring income elements (equalisations and insurance reimbursements) that arose during the first half of 2009, has been partially offset by the positive performance of activities in the heat and environment segments.

The following table includes an analysis of the economic results by activity areas.

Millions of euro	**Gross operating income 06 30 2010**	**Gross operating income 06 30 2009**
Energy Sector	191	278
- electricity	162	199
- gas	29	79
Heat and Services Sector	39	45
Environment Sector	141	107
Networks Sector	120	126
Other Services and Corporate Sector	(17)	(16)
Total	**474**	**540**

The Energy sector saw a decrease in margins earned by the electricity and gas sectors.
The gross operating income (EBITDA) of the electricity sector, equal to 162 million euro (- 37 million euro with respect to the same period of 2009) has been affected by the absence of non-recurring income elements (equalisations and insurance reimbursements) of around 16 million euro that were present in the first half of 2009. It has also been affected by the reduction in the results from trading activities versus the same period of last year, when it was possible to take advantage of opportunities caused by the sudden widening of spreads between prices on the Italian market and those abroad. The fall in wholesale electricity prices also contributed to this result.

These effects were partially offset thanks to the greater number of own plants in operation (having added the Monfalcone plant and the hydroelectric plants of Calabria) and higher margins on commercial activities.
The contraction in margins of the gas sector (-50 million compared with the first half of 2009) is mainly attributable to the different hysteresis (or non-reversibility) of the indexing formulas used in the curves of gas revenues and unit costs, a situation that, on the contrary, made a positive contribution in first half 2009.

The Heat and Services Sector shows an EBITDA of 39 million euro, 6 million euro lower than in first half 2009. The positive contribution of the higher sales of heat to end-customers has been more than offset by the trend in revenues and unit costs for the production of heat, similar to those in the gas sector. Moreover, in the first quarter of 2009, the Lamarmora plant benefited from particularly favourable fuel oil prices.

The Environment sector reports an EBITDA of 141 million euro, with a significant increase (+32%) compared with the first half of 2009. The positive performance during the period is due to the higher contribution made by the Brescia waste-to-energy plant, which was closed down during the first few months of 2009 for extraordinary maintenance, and the new waste disposal activities in the Naples area.

The gross operating profit of the Networks sector (120 million euro) has decreased slightly compared with the same period of the previous year. This trend is substantially due to non-recurring income elements in electricity distribution during the first few months of 2009, which more than offset the positive impact of adopting the new tariff instructions (resolution ARG/Gas 159/08) for the remuneration of the natural gas distribution and measurement services.

Depreciation, amortization, provisions and write-downs total 240 million euro (175 million euro at June 30, 2009). In particular, depreciation and amortization of tangible and intangible assets, equal to 198 million euro, increased by 33 million euro on the same period of the previous year. The increase is mainly attributable to the acquisition of the Monfalcone

thermoelectric plant and the Calabria hydroelectric plants, which have been consolidated since July 1, 2009.

The provisions for risks and charges and receivable write-downs total 42 million euro, with a rise of 32 million euro on the first half of 2009. This increase reflects, for 19 million euro, the release of provisions during 2009, as well as higher provisions prudently set aside during the period under review against the growing problems that companies and private individuals have to honour their obligations on a timely basis.

As a result of these changes, **net operating income** amounts to 234 million euro (365 million euro at June 30, 2009).

The **financial balance** shows net expenses of 105 million euro (107 million euro in first half 2009). In the same period of last year this caption included financial expenses for the interest on tax assessments for the recovery of so-called State aid (24 million euro). Without this effect, the net financial expenses at June 30, 2010 show an increase of 22 million euro mainly due to the measurement of certain bond loans at fair value and the rise in the Group's financial exposure, partly mitigated by the reduction in interest rates.

The **affiliates**, equal to 51 million euro, rises by 22 million euro on the same period of the previous year. This result includes 14 million euro of the contribution of the Montenegro affiliate EPCG.

At June 30, 2010, **"Other non-operating expenses"** show a zero balance, whereas last year they amounted to 40 million euro and related to the first tranche of the alleged State aid that had to be repaid.

Income taxes come to 69 million euro (110 million euro in the first half of 2009).

The **net result from non-current assets held for sale** was 279 million euro and mainly includes the net income from the sale of the investment in Alpiq Holding AG.

Group net income for the period, net of minority interests, comes to 371 million euro (129 million euro in first half of 2009).

Balance sheet and financial position

Consolidated net capital employed amounts to 8,666 million euro at June 30, 2010, and is covered by equity for 4,408 million euro (of which 894 million euro pertaining to minority interests) and by net debt for 4,258 million euro.

In particular, "**Working capital**", equal to 808 million euro, decreases by 83 million euro due to the reduction in other current assets and liabilities.

"**Net fixed capital**" equal to 7,858 million euro (including "Assets/Liabilities available for sale"), declined by 490 million euro in the period because of the sale of the investment in Alpiq Holding AG, booked under "Non-current assets available for sale" at December 31, 2009, and of the reduction in tangible and intangible assets due to depreciation and amortization of the period.

The "**Net financial position**", equal to 4,258 million euro at June 30, 2010, improved by 386 million euro on December 31, 2009, thanks to the sale of the investment in Alpiq Holding AG and to the ordinary management of the Group which allowed debt to be reduced even though A2A S.p.A. paid out 217 million euro of dividends during the period.

Millions of euro CAPITAL EMPLOYED	06 30 2010	12 31 2009	Change
Net fixed capital	**7,833**	**7,942**	**(109)**
Tangible assets	4,071	4,164	(93)
Intangible assets	1,479	1,487	(8)
Shareholdings and other non-current financial assets (*)	3,163	3,165	(2)
Other non-current assets/liabilities (*)	(136)	(151)	15
Deferred tax assets and liabilities	(48)	(26)	(22)
Provisions for risks, charges and liabilities for landfills	(427)	(419)	(8)
Employee benefits	(269)	(278)	9
of which with contra-entry in equity	*(158)*	*(123)*	
Working capital	**808**	**891**	**(83)**
Inventories	210	191	19
Trade receivables and other current assets	2,088	2,138	(50)
Trade payables and other current liabilities	(1,576)	(1,519)	(57)
Current tax assets/tax liabilities	86	81	5
of which with contra-entry in equity	*3*	*(4)*	
Assets/liabilities available for sale (*)	**25**	**406**	**(381)**
of which with contra-entry in equity		*316*	
TOTAL CAPITAL EMPLOYED	**8,666**	**9,239**	**(573)**
SOURCES OF FUNDS			
Equity	**4,408**	**4,595**	**(187)**
Total financial position beyond one year	3,669	4,135	(466)
Total financial position within one year	589	509	80
Total net financial position	**4,258**	**4,644**	**(386)**
of which with contra-entry in equity	*(19)*	*(4)*	
TOTAL SOURCES	**8,666**	**9,239**	**(573)**

(*) Net of balances included in net financial position.

Millions of euro	01 01 2010 06 30 2010	01 01 2009 06 30 2009
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(4,644)**	**(3,478)**
Net income for the period including minority interests (*) (**)	174	144
Depreciation and amortization	198	165
Fixed asset write-downs/disposals	17	-
Affiliates	(51)	(29)
Changes in assets and liabilities (*)	60	(49)
Cash flow from operating activities	**398**	**231**
Cash flow from investment activities	**218**	**(317)**
Free cash flow	**616**	**(86)**
Dividends paid by the parent company	(217)	(301)
Dividends paid by subsidiaries to third parties	(28)	(2)
Cash flow from the distribution of dividends	**(245)**	**(303)**
Changes in financial assets/liabilities with contra-entry in equity	15	(3)
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(4,258)**	**(3,870)**

(*) Net of the balances with contra-entry in equity
(**) Net of the gain on the sale of Alpiq

Significant subsequent events

A2A S.p.A.: purchase and sale of shares

On July 1, 2010 A2A S.p.A. purchased the 5.00% of Abruzzo Energia S.p.A. held by minority interests, for an outlay of 1.5 million euro.

Thanks to this contract A2A S.p.A. now owns 94.95% of this company.

Company integration and rationalisation process

The absorption of A2A Produzione S.r.l. by A2A S.p.A. took effect from July 1, 2010; the merger deed was filed with the Company Register on June 29, 2010.

S&P removes the credit watch and confirms the long term rating with a negative outlook

Standard and Poor's has removed its negative credit watch for the A2A Group and confirmed its long term rating of BBB+ with a negative outlook.

Confirmation of the rating rewards the Company's debt reduction programme and reflects its strong and stable business profile, supported by a positive diversification of its activities and a significant presence in regulated areas.

Reconciliation: agreement signed with all Associations

A protocol of reconciliation with the 17 leading consumer associations was signed by the A2A Group: it is now easier for all customers to resolve problems and disputes.

The agreement, which involved all of the Group's marketing companies (A2A Energia S.p.A., Asmea S.p.A., BasOmniservizi S.p.A. and Aspem Energia S.p.A.), commits the parties to share lines of communications and training for mediators.

For the first time, after two years' of experimentation, the A2A Group now extends the reconciliation procedure to its main marketing companies which cover the territorial areas most involved in their activities: Milan, Brescia, Bergamo and Varese.

The agreement, which was signed by representatives and national delegations of the 17 Consumers' Associations making up CNCU, the National Committee of Consumers and Users, is undoubtedly a considerable step forwards in the A2A Group's relationship with customers. In fact, signing this agreement was not just a formal act, but the continuation of a shared process undertaken over time by the PR Office of the Consumer Associations and one that will continue over the coming months with the programming of the training activities for mediators and various communication initiatives to publicise the Protocol together with all of the Associations.

0.2
Condensed half-year consolidated financial statements

Consolidated balance sheet (1) (2)

Assets

Millions of euro	Notes	Consolidated financial statements at 06 30 2010	Consolidated financial statements at 12 31 2009	Consolidated financial statements at 06 30 2009
NON-CURRENT ASSETS				
Tangible assets	1	4,071	4,164	3,256
Intangible assets	2	1,479	1,487	1,420
Shareholdings carried according to equity method	3	3,124	3,126	2,732
Other non-current financial assets	3	47	47	53
Deferred tax assets	4	423	458	357
Other non-current assets	5	145	45	64
Total non-current assets		**9,289**	**9,327**	**7,882**
CURRENT ASSETS				
Inventories	6	210	191	164
Trade receivables	7	1,709	1,770	1,711
Other current assets	8	379	368	166
Current financial assets	9	6	6	41
Current tax assets	10	95	94	8
Cash and cash equivalents	11	72	25	26
Total current assets		**2,471**	**2,454**	**2,116**
NON-CURRENT ASSETS HELD FOR SALE	12	**36**	**419**	**1,097**
TOTAL ASSETS		**11,796**	**12,200**	**11,095**

(1) As laid down in Consob Resolution 15519 of July 27, 2006 the effects of related party transactions in the consolidated financial statements are shown in the tables in section 0.2 with comments in Note 40.
The effects of the significant non-recurring events and transactions are reported in Note 41 of the consolidated financial statements as required by Consob Communication DEM/6064293 of July 28, 2006.

(2) The comparative figures at June 30, 2009 and December 31, 2009 for tangible and intangible assets and for non-current financial assets have been reclassified only for comparison purposes to reflect the adoption of IFRIC 12.

Equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 06 30 2010	Consolidated financial statements at 12 31 2009	Consolidated financial statements at 06 30 2009
EQUITY				
Share capital	13	1,629	1,629	1,629
(Treasury shares)	14	(61)	(61)	(61)
Reserves	15	1,575	2,042	2,022
Net income for the year	16	-	80	-
Net income for the period	16	371	-	129
Equity pertaining to the Group		**3,514**	**3,690**	**3,719**
Minority interests	17	894	905	881
Total equity		**4,408**	**4,595**	**4,600**
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	18	3,759	4,152	3,448
Deferred tax liabilities	19	471	484	337
Employee benefits	20	269	278	265
Provisions for risks, charges and liabilities for landfills	21	427	419	361
Other non-current liabilities	22	199	187	126
Total non-current liabilities		**5,125**	**5,520**	**4,537**
Current liabilities				
Trade payables	23	1,026	1,074	898
Other current liabilities	23	550	445	512
Current financial liabilities	24	669	542	529
Tax liabilities	25	9	13	16
Total current liabilities		**2,254**	**2,074**	**1,955**
Total liabilities		**7,379**	**7,594**	**6,492**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	**9**	**11**	**3**
TOTAL EQUITY AND LIABILITIES		**11,796**	**12,200**	**11,095**

Consolidated income statement (1) (2)

Millions of euro	Notes	01 01 2010 06 30 2010	01 01 2009 06 30 2009	01 01 2009 12 31 2009
Revenues				
Revenues from the sale of goods and services		2,825	2,765	5,272
Other operating income		43	55	148
Total revenues	28	**2,868**	**2,820**	**5,420**
Operating expenses				
Expenses for raw materials and services		1,990	1,899	3,629
Other operating expenses		144	138	273
Total operating expenses	29	**2,134**	**2,037**	**3,902**
Labour costs	30	**260**	**243**	**486**
Gross operating income - ebitda	31	**474**	**540**	**1,032**
Depreciation, amortization, provisions and write-downs	32	**240**	**175**	**423**
Net operating income	33	**234**	**365**	**609**
Financial balance				
Financial income		8	8	25
Financial expenses		113	115	303
Affiliates		51	29	68
Total financial balance	34	**(54)**	**(78)**	**(210)**
Other non-operating income				
Other non-operating expenses	35		**(40)**	**(166)**
Income before tax		**180**	**247**	**233**

(1) As laid down in Consob Resolution 15519 of July 27, 2006 the effects of related party transactions in the consolidated financial statements are shown in the tables in section 0.2 with comments in Note 40.
The effects of the significant non-recurring events and transactions are reported in Note 41 of the consolidated financial statements as required by Consob Communication DEM/6064293 of July 28, 2006.

(2) the comparative figures for first half 2009 and the whole of 2009 for operating revenues and costs and the financial balance have been reclassified to reflect the exposure of the trading activity and highlight the "trading margin" (so-called "net presentation) as well as the adoption of IFRIC12.

Millions of euro	Notes	01 01 2010 06 30 2010	01 01 2009 06 30 2009	01 01 2009 12 31 2009
Income taxes	36	**69**	**110**	**145**
Income from current operations, net of tax		**111**	**137**	**88**
Net result from non-current assets held for sale	37	**279**	**7**	**19**
NET INCOME		**390**	**144**	**107**
Minority interests		**(19)**	**(15)**	**(27)**
NET INCOME FOR THE PERIOD PERTAINING TO THE GROUP	38	**371**	**129**	**80**
Earnings per share (in euro):				
- basic		0.1194	0.0414	0.0259
- basic, from operating activities		0.0296	0.0390	0.0197
- diluted		0.1194	0.0414	0.0259
- diluted, from operating activities		0.0296	0.0390	0.0197

Consolidated statement of comprehensive income

Millions of euro	06 30 2010	06 30 2009
Net income (loss) for the period (A)	390	144
Effective part of gains/(losses) on cash flow hedges	20	25
Gains/(losses) on the remeasurement of financial assets available for sale	(316)	(101)
Tax effect of other gains (losses)	(40)	25
Total other gains/(losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	(336)	(51)
Other gains/(losses) of companies valued at equity net of the tax effect (C)	(1)	32
Total gain/(loss) (A) + (B) + (C)	53	125
Total gain/(loss) attributable to:		
Shareholders of the parent company	52	108
Minority interests	1	17

Consolidated cash flow statement

Millions of euro	Consolidated financial statements at 06 30 2010	Consolidated financial statements at 12 31 2009	Consolidated financial statements at 06 30 2009
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	**25**	**87**	**87**
Operating activities			
Net income for the period (**)	174	107	144
Depreciation	156	282	129
Amortization	42	81	36
Fixed asset write-downs	17	17	-
Affiliates	(51)	(68)	(29)
Write-downs of shareholdings changes in assets and liabilities (*)	60	(181)	(49)
Cash flow from operating activities	**398**	**238**	**231**
Investment activities			
Investments in tangible assets	(103)	(293)	(157)
Investments in intangible assets and goodwill	(38)	(145)	(51)
Investments in shareholdings and securities (*)	(6)	(474)	(133)
Sales of investments	307	6	4
Dividends received from companies carried at equity and other shareholdings	58	20	20
Cash flow used in investment activities	**218**	**(886)**	**(317)**
FREE CASH FLOW	**616**	**(648)**	**(86)**
Financing activities			
Change in financial assets (*)	(65)	30	(17)
Change in financial liabilities (*)	(259)	859	345
Dividends paid	(217)	(301)	(301)
Dividends paid to third parties	(28)	(2)	(2)
Cash flows used in financing activities	**(569)**	**586**	**25**
CHANGE IN CASH AND CASH EQUIVALENTS	**47**	**(62)**	**(61)**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	**72**	**25**	**26**

(*) Net of balances with contra-entry in equity and other balance sheet captions.
(**) Net of gain from ALPIQ sale.

Consolidated statement of changes in equity

Description - *Millions of euro*	**Share Capital**	**Treasury Shares**	**Cash Flow Hedge**
	Note 13	**Note 14**	**Note 15**
Equity at 12.31.2008	**1,629**	**(107)**	**(67)**
Changes in first half 2009			
Allocation of 2008 net income			
Distribution of dividends			
IAS 32 and 39 reserves (*)			30
Put option on Delmi SpA shares			
Put option Aspem Group shares			
Put option Varese Risorse SpA shares			
Other changes		46	
Result from January 1, 2009 to June 30, 2009			
Equity at 06.30.2009	**1,629**	**(61)**	**(37)**
Changes in second half 2009			
IAS 32 and 39 reserves (*)			34
Put option on Delmi SpA shares			
Put option on Aspem Group shares			
Put option Varese Risorse SpA shares			
Put option on Abruzzo Energia SpA shares			
Other changes			
Result from July 1, 2009 to December 31, 2009			
Equity at 12.31.2009	**1,629**	**(61)**	**(3)**
Changes in first half 2010			
Allocation of 2009 net income			
Distribution of dividends			
IAS 32 and 39 reserves (*)			12
Put option on Delmi SpA shares			
Put option on Aspem Group shares			
Other changes			
Net income for the period pertaining to the Group and to minority interests			
Equity at 06.30.2010	**1,629**	**(61)**	**9**

(*) These form part of the statement of comprehensive income

	Net income from financial assets available for sale Note 15	Others reserves & retained earnings Note 15	Net income for the period pertaining to the Group Note 16	Total equity pertaining to the Group	Minority Interests Note 17	Total equity
	415	*1,688*	*316*	*3,874*	*848*	*4,722*
		316	(316)			
		(301)		(301)	(2)	(303)
	(66)			(36)	17	(19)
		24		24		24
					(3)	(3)
					(1)	(1)
		(17)		29	7	36
			129	129	15	144
	349	**1,710**	**129**	**3,719**	**881**	**4,600**
	1			35	7	42
		(14)		(14)		(14)
					(1)	(1)
					1	1
					(1)	(1)
		(1)		(1)	6	5
			(49)	(49)	12	(37)
	350	**1,695**	**80**	**3,690**	**905**	**4,595**
		80	(80)			
		(217)		(217)	(28)	(245)
	(350)			(338)	1	(337)
		3		3		3
					1	1
		5		5	(4)	1
			371	371	19	390
	–	**1,566**	**371**	**3,514**	**894**	**4,408**

Consolidated balance sheet (1)

as per Consob resolution 15519 of July 27, 2006

Assets

Millions of euro	Consolidated financial statements at 06 30 2010	of which related parties (note 40)	Consolidated financial statements at 12 31 2009	of which related parties (note 40)	Consolidated financial statements at 06 30 2009	of which related parties (note 40)
NON-CURRENT ASSETS						
Tangible assets	4,071		4,164		3,256	
Intangible assets	1,479		1,487		1,420	
Shareholdings carried according to equity method	3,124	3,124	3,126	3,126	2,732	2,732
Other non-current financial assets	47	7	47	7	53	6
Deferred tax assets	423		458		357	
Other non-current assets	145		45		64	
Total non-current assets	**9,289**		**9,327**		**7,882**	
CURRENT ASSETS						
Inventories	210		191		164	
Trade receivables	1,709	124	1,770	164	1,711	123
Other current assets	379		368		166	
Current financial assets	6	5	6	5	41	40
Current tax assets	95		94		8	
Cash and cash equivalents	72		25		26	
Total current assets	**2,471**		**2,454**		**2,116**	
NON-CURRENT ASSETS HELD FOR SALE	36		**419**		**1,097**	
TOTAL ASSETS	11,796		**12,200**		**11,095**	

(1) The comparative balance sheet figures at June 30, 2009 and December 31, 2009 for tangible and intangible assets and non-current financial assets have been reclassified only for comparison purposes to reflect the adoption of IFRIC 12.

Equity and liabilities

Millions of euro	Consolidated financial statements at 06 30 2010	of which related parties (note 40)	Consolidated financial statements at 12 31 2009	of which related parties (note 40)	Consolidated financial statements at 06 30 2009	of which related parties (note 40)
EQUITY						
Share capital	1,629		1,629		1,629	
(Treasury shares)	(61)		(61)		(61)	
Reserves	1,575		2,042		2,022	
Net income for the year	-		80		-	
Net income for the period	371		-		129	
Equity pertaining to the Group	**3,514**		**3,690**		**3,719**	
Minority interests	894		905		881	
Total equity	**4,408**		**4,595**		**4,600**	
LIABILITIES						
Non-current liabilities						
Non-current financial liabilities	3,759	-	4,152	-	3,448	
Deferred tax liabilities	471		484		337	
Employee benefits	269		278		265	
Provisions for risks, charges and liabilities for landfills	427		419		361	
Other non-current liabilities	199		187		126	
Total non-current liabilities	**5,125**		**5,520**		**4,537**	
Current liabilities						
Trade payables	1,026	19	1,074	24	898	45
Other current liabilities	550		445		512	
Current financial liabilities	669	4	542	3	529	4
Tax liabilities	9		13		16	
Total current liabilities	**2,254**		**2,074**		**1,955**	
Total liabilities	**7,379**		**7,594**		**6,492**	
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**9**		**11**		**3**	
TOTAL EQUITY AND LIABILITIES	**11,796**		**12,200**		**11,095**	

Consolidated income statement (1)

as per Consob resolution 15519 of July 27, 2006

Millions of euro	01 01 2010 06 30 2010	of which related parties (note 40)	01 01 2009 06 30 2009	of which related parties (note 40)	01 01 2009 12 31 2009	of which related parties (note 40)
Revenues						
Revenues from the sale of goods and services	2,825	129	2,765	147	5,272	273
Other operating income	43	1	55		148	1
Total revenues	**2,868**		**2,820**		**5,420**	
Operating expenses						
Expenses for raw materials and services	1,990	12	1,899	7	3,629	15
Other operating expenses	144	1	138	1	273	3
Total operating expenses	**2,134**		**2,037**		**3,902**	
Labour costs	**260**		**243**		**486**	
Gross operating income - ebitda	**474**		**540**		**1,032**	
Depreciation, amortization, provisions and write-downs	**240**		**175**		**423**	
Net operating income	**234**		**365**		**609**	
Financial balance						
Financial income	8	3	8	3	25	6
Financial expenses	113		115		303	
Affiliates	51	51	29	29	68	68
Total financial balance	**(54)**		**(78)**		**(210)**	
Other non-operating income	-					
Other non-operating expenses	-		**(40)**		**(166)**	
Income before tax	**180**		**247**		**233**	

(1) The comparative figures for first half 2009 and the whole of 2009 for operating revenues and costs and the financial balance have been reclassified to reflect the exposure of the trading activity and highlight the "trading margin" (so-called "net presentation) as well as the adoption of IFRIC12.

Millions of euro	01 01 2010 06 30 2010	of which related parties (note 40)	01 01 2009 06 30 2009	of which related parties (note 40)	01 01 2009 12 31 2009	of which related parties (note 40)
Income taxes	69		110		145	
Income from current operations, net of tax	111		137		88	
Net result from non-current assets held for sale	279		7		19	
NET INCOME	390		144		107	
Minority interests	(19)		(15)		(27)	
NET INCOME FOR THE PERIOD PERTAINING TO THE GROUP	371		129		80	

0.2.1

Notes to the condensed half-year consolidated financial statements

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law.

A2A S.p.A. and its subsidiaries ("Group") operate both in Italy and abroad, especially following acquisitions in France and Montenegro, which took place in recent years.

The A2A Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- integrated water cycle management.

Half-year financial report

The half-year financial report (hereafter, the "**half-year report**") at June 30, 2010 of the A2A Group is expressed in millions of euro; which is also the currency of the economies in which the Group operates.

The half-year report of the A2A Group at June 30, 2010 has been prepared

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations published by Consob;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.

In preparing the half-year report at June 30, 2010 the Group adopted the same principles used for the consolidated financial statements at December 31, 2009, which should be referred to for a more detailed description.
In addition, from January 1, 2010 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".

This half-year report at June 30, 2010, which has been subject to a limited audit, was approved by the Management Board on August 4, 2010, authorising publication.

Financial statements

The half-year report includes the balance sheet, income statement, cash flow statement and the statement of changes in equity in order to facilitate understanding the economic and financial situation in the first six months of 2010.

For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, as required by paras. 60 et seq. of "IAS 1 Revised".

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This format is also adopted by the Company's principal competitors and is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of shareholdings and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The cash flow statement is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with "IAS 1 Revised".

The accounting schedules included in the half-year report are in the same format as those used in the consolidated annual financial statements.

Please note that:

- The comparative figures at June 30, 2009 and December 31, 2009 for tangible and intangible assets have been reclassified only for comparison purposes to reflect the adoption of IFRIC 12;
- the comparative figures for first half of 2009 for operating revenues and costs have been reclassified to present the trading activity by showing only the "trading margin" (so-called "net presentation").

Basis of preparation

The consolidated half-year report at June 30, 2010 has been prepared on a historical cost basis, with the exception of those items which, in accordance with IFRS, can or have to be measured at fair value, as explained in the accounting policies.

The consolidation principles, accounting policies, measurement methods and estimates used for the preparation of this report are the same as those adopted when preparing the financial statements at December 31, 2009, to which reference should be made for a full discussion.

Changes in accounting standards

From January 1, 2010 the A2A Group has applied IFRIC 12 "Service Concession Arrangements". The interpretation of IFRIC 12 is applicable to the financial statements of private companies that manage activities of public interest under concession, when the entity granting the concession controls or regulates which public utility services have to be offered, to whom and at what price, maintaining control of any residual interest in the infrastructure when the concession expires.

In the Group, this interpretation was applicable to the gas distribution activities, to the integrated water cycle, to public illumination and to the cogeneration plants of the Coriance Group. Uncertainty in previous years as to how the standard was to be applied to these activities meant that retrospective application was not possible; it is therefore being applied on a forward-looking basis.

Taking account of the tariff structure for the services provided under concession, it is impossible to extract on a reliable basis the margin of the construction activity from the overall benefit gained from running the business. However, considering the fact that a significant part of the works was subcontracted to third parties, the investments made have been booked to "Other intangible assets" based on the cost incurred, net of any contribution received from the entity granting the concession or from private parties.

The book value of intangible assets is amortised at rates that reflect their useful life (for assets transferable at a price), or over the lower of the duration of the concession and the useful life (in the case of freely transferable assets).

Note that on March 23, 2010, the competent bodies of the European Union completed the necessary process of authorisation for application of the amendments to the following standards:

- IFRS 2 "Share-based payment": the amendment that was applicable, also in advance, from July 1, 2009, states that this standard does not have to be applied to transactions in which the entity buys the assets as the result of a business combination as defined in IFRS 3 "Business Combinations", of a combination of entities or company activities under joint control or the conferral of an activity at the time of setting up a joint venture, as defined in IAS 31 "Investments in joint ventures".

- IFRS 5 "Non-current assets held for sale and discontinued operations": this amendment, which is applicable from January 1, 2010 without retrospective effect, clarifies that IFRS 5 and the other IFRS that make specific reference to non-current assets (or groups of assets) classified as held for sale or as discontinued operations establish all the disclosures required for such assets or operations.
- IFRS 8 "Operating segments": this amendment, which has to be applied from January 1, 2010, requires companies to provide the value of total assets for each segment, if this value is reported periodically to the highest operational decision-making level. Previously, this information had to be disclosed even without this condition.
- IAS 1 "Presentation of Financial Statements": the amendment is applicable from January 1, 2010 and establishes that an entity has to classify a liability as "current" when:
  (i) it is expected to be extinguished during its normal operating cycle;
  (ii) it is held principally for trading purposes;
  (iii) it has to be extinguished within twelve months from the year end;
  (iv) it does not have an unconditional right to defer settlement of the liability for at least twelve months from the year end.

  It follows that liabilities that do not satisfy these conditions have to be classified as "non-current".
- IAS 7 "Cash flow statement": this amendment, which must be applied from January 1, 2010, only allows cash flows that result in the recognition of an asset in the balance sheet to be classified in the cash flow statement as deriving from investment activities, whereas cash flows that do not result in the recognition of an asset (as in the case of promotional, advertising or staff training expenditure) must be classified as deriving from operating activities.
- IAS 17 "Leases": when measuring a lease contract that includes both land and buildings, this amendment specifies that the part relating to land with an indefinite useful life should normally be treated as a finance lease since, for the duration of the contract, the significant risks and benefits associated with its use are effectively transferred to the lessee, even if there is no formal title to that effect. This standard is applicable from January 1, 2010, and on the date of adoption, all land included in outstanding and ongoing lease contracts will have to be measured separately, which could potentially involve the retrospective recognition of a new finance lease.
- IAS 36 "Impairment of assets": this amendment, which is applicable from January 1, 2010 without retrospective effect, requires that each operating unit or group of operating units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment, as defined in paragraph 5 of IFRS 8, prior to the aggregation permitted by paragraph 12 of that IFRS on the basis of similar economic characteristics or other elements that make them similar.

- IAS 38 "Intangible assets": the amendment to IFRS 3 made in 2008 laid down that there is sufficient information to measure the fair value of an intangible asset acquired during the course of a business combination if it is separable or originated by contractual or legal rights. As a result, IAS 38 has been amended to reflect this change in IFRS 3. The amendment also clarifies the techniques that have to be used to measure the fair value of intangible assets for which there is not an active reference market; in particular, these techniques include as alternatives: estimating the present value of the net cash flows generated by the asset, estimating the costs that the enterprise has avoided by owning the asset rather than having to use it under licence from a third party, or the costs that would be needed to recreate or replace it (the so-called "cost method"). The change is applicable prospectively from January 1, 2010.
- IAS 39 "Financial Instruments: Recognition and Measurement": this amendment restricts the non-applicability exception contained in paragraph 2g of IAS 39 to forward contracts between a buyer and a selling shareholder for the purposes of selling an enterprise transferred as part of a business combination at a future acquisition date, if completion of the business combination does not depend on further action by one of the two parties, but only on the passing of a suitable period of time. On the other hand, the amendment clarifies that IAS 39 does apply to option contracts (whether or not they are currently exercisable) when one of the two parties can control whether or not future events take place and exercise of the option would lead to control over the enterprise. The amendment also clarifies that the implicit penalties for early extinction of loans, the price of which compensates the lender for the loss of future interest, have to be considered strictly correlated to the loan contract that envisages them, which means that they should not be accounted for separately. Lastly, the amendment clarifies that the gains or losses on a hedged financial instrument have to be reclassified from equity to the income statement during the period in which the expected cash flow that was hedged has an impact on the income statement. This change is applicable prospectively from January 1, 2010.

The remaining principles adopted during the first six months of 2010 are the same as those used the previous year.

On January 5, 2010, the IASB published the consultation document "Measurement of liabilities in IAS 37", which forms part of a wider plan to replace IAS 37 – "Financial instruments: Recognition and Measurement".

The exposure draft in question provides for liabilities to be recognised at the lower of the current value of the resources needed to extinguish the obligation, the amount that the company ought to pay to cancel the obligation and the amount that would have to be covered

if the obligation was transferred to third parties. The current value has to be measured on the basis of the current value of the expected cash flows and the cost of money, taking into consideration the fact that the actual cash flows may not coincide with those that are expected.

On January 28, 2010 the IASB issued a proposed amendment to IFRS 1 "First-time Adoption of International Financial Reporting Standards", applicable from July 1, 2010, which regulates the limits of the exemptions regarding the additional disclosures on financial instruments required by IFRS 7 "Financial Instruments: Disclosures". In accordance with IFRS 7, the additional disclosures regarding measurement of the fair value of each category of financial instruments, together with an assessment of their liquidity risk, are not required in the year of first-time adoption of International Financial Reporting Standards. Earlier adoption of this amendment is permitted.

On April 29, 2010 IASB published an exposure draft containing a number of hypotheses for the revision of IAS 19 "Employee benefits". The proposed amendments, which take into account the orientations that emerged during discussions based on a previous exposure draft launched in March 2008, are likely to be implemented with the issue of a new standard scheduled for the first half of 2011.

The amendments taken into consideration in the exposure draft can be split into three main categories:

(i) recognition and presentation in the financial statements;
(ii) disclosures;
(iii) additional amendments.

The first group of amendments concerns defined-benefit plans. The proposal is to abandon the corridor method in the recognition of actuarial gains and losses with an obligation to post such elements immediately to the income statement.

As regards presentation in the financial statements, the IASB is proposing to split the change in the benefit liability into three component parts:

1. a service cost;
2. a finance cost;
3. a remeasurement cost.

As regards the additional disclosures, as well as the elimination of the disclosure on the deferral of recognition of income elements (no longer necessary following the elimination of the option for the corridor method), the proposal is to provide information on the characteristics of the plans and of the related amounts shown in the financial statements, on the risk deriving from the plans, including a sensitivity analysis of fluctuations in demographic

risk and, lastly, on multi-employer plans (i.e. where various employers take part in pension plans).

Lastly, certain other problems are discussed, including the impact of new pay increases on the attribution of benefits to different periods.

On May 6, 2010 the IASB issued a series of amendments (or "improvements") to IFRS"); the IASB has indicated that the following will involve a change in the presentation, recognition and measurement of financial statement items. Those that only entail terminology or editorial changes with minimal effects in accounting terms, or which affect standards or interpretations that are not applicable to the A2A Group, are not discussed in this report.

- IFRS1 "First-time adoption of International Financial Reporting Standards": the amendment is applicable from 1 January 2011 and clarifies that if a firm changes its accounting manual or uses the exemptions foreseen by IFRS 1 following the publication of an interim report in accordance with IAS 34, but before it publishes its first set of financial statements prepared in compliance with International Financial Reporting Standards, it has to motivate these changes and update the reconciliation between the accounting principles adopted previously and IFRS. The requirements of IAS 8 "Accounting policies, changes in accounting estimates and errors" are not applied in such circumstances. Earlier adoption of this amendment is permitted.
- IFRS 3 "Business combinations": this amendment, which is applicable on a forward-looking basis from 1 July 2010, specifies that the option provided for the valuation of non-controlling shareholdings, either at fair value or as the proportional share of the acquired company's net worth at the date of acquisition, is only extended to non-controlling shareholdings that give the holder access to a part of the net assets in the event of liquidation.
  All other non-controlling shareholdings should be measured at fair value at the acquisition date, unless another valuation method is foreseen in another IFRS. This amendment also clarifies that the requirement to measure quotas or shares of the buying company that replace the share-based payments of the company acquired in accordance with IFRS 2 at the acquisition date (so-called "market-based measure") also extends to payments based on shares of the acquired company that are not replaced.
- IAS 1 "Presentation of Financial Statements": this amendment is applicable from January 1, 2011 and establishes that an entity can present the analysis relating to the statement of comprehensive income either in the statement of changes in equity or in the notes to the financial statements. Earlier adoption of this amendment is permitted.
- IAS 34 "Interim financial reporting": this amendment, which is applicable from January 1, 2011, requires that the disclosures on significant events reported in interim financial

statements have to be updated in the year-end explanation of significant events during the year, with particular reference to financial instruments and their fair value.

- IFRIC 13 "Customer loyalty programmes": this amendment, which is applicable from January 1, 2011, clarifies the meaning of the term "fair value", explaining that to calculate the fair value of bonuses, one has to take into consideration the amount of the discounts and incentives that would otherwise have been offered to those customers that have not earned bonus points from an initial sale.

On May 27, 2010 the IASB published an exposure draft containing a number of hypotheses for the revision of IAS 1 "Presenting Comprehensive Income: proposed amendments to IAS 1". The amendments being proposed will be implemented by issuing a new standard expected at the end of 2010.
Currently, IAS 1 offers the chance to present an income statement and a separate statement of comprehensive income; the amendments being proposed take into consideration the presentation of a single document containing both the income statement and the statement of comprehensive income.
Combining these two statements will improve comparability and the disclosure of minority interests in a single document.

Scope of consolidation

The half-year report at June 30, 2010 of the A2A Group includes the figures of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, according to the equity method, are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

Changes in the scope of consolidation

Because of the sale of 100% of Itradeplace S.p.A., this company, which at December 31, 2009 was booked under "Non-current assets held for sale", has been excluded from the scope of consolidation.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

Subsidiaries are consolidated from the date on which the Group effectively acquires control and are deconsolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Shareholdings in associates, in other words those in which the A2A Group has a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued according to the equity method. Gains and losses pertaining to the Group are recognised from the date on which the significant influence or joint control commenced.
In the event that the loss pertaining to the Group exceeds the book value of the shareholding, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group are prepared at each period-end using the same accounting policies as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting policies.

All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses deriving from transactions with associates and joint ventures are eliminated in proportion to the Group's equity interest. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities available for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

In preparing the half-year report, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net income for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the shareholding in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any differences arising are treated in accordance with IFRS 3.

Transactions with minority shareholders which do not entail the loss of control in consolidated companies are treated according to the so-called "economic entity view).

During the year 2009 A2A S.p.A. acquired 43.7% of the share capital of EPCG, a Montenegro company operating in the production and sale of electricity. Following its merger, the company is now part of the A2A Group and therefore it has been included in the scope of consolidation. At December 31, 2009 the parent company A2A S.p.A. did not yet hold control of the company, neither formally not substantially; therefore, the company was reported as an associate in the annual report and consolidated at equity. With the appointment to CEO and CFO of persons nominated by A2A S.p.A. during the first half of 2010, the Parent Company did in fact gain control, effectively applying the terms of the acquisition agreement, i.e. substantially being able to run the business. In any case, A2A S.p.A. has decided to proceed

with a summary consolidation at equity, booking the Group's share of the company's result to a single item of the balance sheet and income statement; it will then carry out a line-by-line consolidation by the end of the current year once EPCG's accounting principles have been brought into line with the Group's and certain organisational improvements have been made.

In December 2009, A2A S.p.A. bought 39.49% of Rudnik Uglja AD Pljevlja, the Montenegrin company which owns the coal mine that supplies EPCG. As a result of this transaction, the company now forms part of the A2A Group and has been included within the scope of consolidation. At June 30, 2010, A2A S.p.A. did not hold control of the company, neither formally not substantially, nor was it able to have a significant influence over its management and operating policies. Based on these considerations, the company has not been considered a subsidiary but an associate, and has therefore been consolidated according to the net equity method

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Option contracts between A2A S.p.A. and Società Elettrica Altoatesina SEL S.p.A. for part of their shareholding in Delmi S.p.A.

A2A S.p.A. has signed option contracts with Società Elettrica Altoatesina SEL S.p.A. (SEL) in relation to part of the shares in Delmi S.p.A. that it holds.

Under these option contracts, SEL S.p.A. has the right to sell to A2A S.p.A. and A2A S.p.A. has the right to purchase from SEL S.p.A. two lots of Delmi shares, representing 50% and 35% respectively of SEL's shareholding in Delmi S.p.A. (currently 10% of Delmi's share capital).

The strike price of these options is determined, for each packet, on the basis of various formulae that take into account SEL S.p.A.'s initial investment and/or the value of Edison S.p.A.'s shares at the time the options are exercised, depending, among other things, in the case of SEL S.p.A.'s put options, on whether SEL S.p.A. – at the time of exercising its options - has or has not become the owner of certain hydroelectric power stations belonging to Edison S.p.A. in the Province of Bolzano.

SEL's put options and A2A's call options to buy from SEL S.p.A., if exercised, can be executed in various stages between the fourth anniversary and the six months following the seventh anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005). In December 2008, A2A S.p.A. and SEL S.p.A. renegotiated the option deadlines, postponing them by one year from the original expiry dates, also in consideration of the fact that the parties did not agree on whether the condition for exercising one of SEL's put

options had been fulfilled or not. As a result, the options are still outstanding and the new expiry date is 2013.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial expenses and booked to income statement.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. Accordingly, any changes in the liability that do not depend on time result in adjustments to Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The consolidated financial statements at June 30, 2010 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 112 million euro (113 million euro at December 31, 2009), a reduction in minority interests of 157 million euro (unchanged with respect to December 31, 2009), a positive change in equity pertaining to the Group of 71 million euro (67 million euro at December 31, 2009) and a financial charge of 2,4 million euro (4.9 million euro at December 31, 2009).
The share of Delmi's result remains 51% as the above options do not currently give A2A S.p.A. access to the economic benefits associated with the shares under option.

b) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds a call option and a minority shareholder has a put option for 5.00% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro fully paid). This option was exercised in July 2010 as discussed in the chapter "Significant subsequent events".

Therefore the half-year report at June 30, 2010 reflects the following situations:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights;
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In this case, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. since it holds almost 90% of the share capital. This means that exercising the call options would not result in a change of control or consolidation on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph a), which analysed the option contract with Società Elettrica Altoatesina SEL S.p.A., are applicable.

The half-year report at June 30, 2010 shows a liability to third parties of 8 million euro, a reduction in equity pertaining to minority interests of 6 million euro and a reduction in Group equity of 2 million euro.

The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

c) Call option on the purchase of 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares of ASM Novara S.p.A., a company with share capital of one million euro set up with other shareholders in order to build and manage a district heating network in Novara.

As a result of the shareholder agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has a call option to buy 1% of the share capital of ASM Novara S.p.A. Similarly the other shareholders, who hold the remaining 50%, have a put option to sell 1% of the share capital to A2A S.p.A. Exercising one of these options would give A2A S.p.A. control over ASM Novara S.p.A.

Any of the parties can exercise their options within three years of satisfaction of certain conditions relating to the construction of the district heating network in Novara: at June 30, 2010, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether an entity has the power to govern the financial and operating policies of another entity, it has to take account of the "potential voting rights" that would derive from exercising the options, providing they are currently exercisable. Such potential voting rights should then be added to the existing voting rights in order to calculate the total interest held in the share capital, which in turn establishes the method of consolidation to be applied to the affiliate concerned.

Potential voting rights that are not currently exercisable are understood as being, for example, those that cannot be exercised until a future date or until some future event takes place.

Hence, the potential voting right that A2A S.p.A. holds in ASM Novara S.p.A., as explained above, is not currently exercisable, so the shareholding in ASM Novara S.p.A. is consolidated according to the equity method.

When the option rights are exercised, an assessment will have to be made as to whether ASM Novara S.p.A. is controlled by A2A S.p.A. in order to decide on the consolidation method to be used.

d) Option granted to the Municipality of Varese for the sale of 10% of Aspem S.p.A. and 9.8% of Varese Risorse S.p.A.

A2A S.p.A. holds 90% of the shares of Aspem S.p.A., a company that provides local public services in the city of Varese and in other towns in the province of Varese.
Under the shareholder agreement between A2A S.p.A. and the Municipality of Varese, the latter has the right, but not the obligation, to sell (put option) to A2A S.p.A. 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A. (held 90% by Aspem S.p.A.). The two shareholdings have to be bought together within the same context.
The Municipality of Varese can exercise its option after the expiry date of the period of non-transferability of the shares in Aspem S.p.A. and Varese Risorse S.p.A., which lasts for three years from the date of signing the shareholder agreement: at June 30, 2010, this period has still not expired. These transactions have been valued according to the purchase value for Aspem S.p.A. and according to the enterprise value for Varese Risorse S.p.A.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises this option.

The financial statements at June 30, 2010 shows a liability to the Municipality of Varese, for the possible exercise of the put option on the shares of Aspem S.p.A. and Varese Risorse S.p.A., of 3 million euro, with a corresponding reduction in the equity pertaining to minority interests.

Key figures at June 30, 2010 and June 30, 2009 of the joint ventures (consolidated at equity)

Key figures at June 30, 2010 (*millions of euro*)	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Metamer 50%	Gesi 47.5%
INCOME STATEMENT					
Revenues from the sale of goods	90.1	2,678	6.3	5.9	1.8
Gross operating income - EBITDA	**34.2**	**312**	**0.9**	**0.2**	**0.4**
% of net sales	*38.0%*	*11.7%*	*14.3%*	*3.4%*	*22.2%*
Depreciation, amortization and write-downs	28.3	196	0.6	-	0.2
Net operating income	**5.9**	**116**	**0.3**	**0.2**	**0.2**
Result of the period	**2.5**	**29**	**(0.1)**	**0.1**	**0.1**
BALANCE SHEET					
Total assets	**815.9**	**8,594**	**12.8**	**8.1**	**3.0**
Equity	**410.8**	**3,791**	**1.2**	**1.2**	**1.5**
Net debt	**(247.3)**	**(2,712)**	**(4.3)**	**3.8**	**0.2**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l.

Key figures at June 30, 2009 (*millions of euro*)	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Gesi 47.5%
INCOME STATEMENT						
Revenues from the sale of goods	122.2	2,407.0	6.2	2.8	8.0	1.7
Gross operating income - EBITDA	**40.2**	**364.5**	**0.9**	**-0.3**	**0.3**	**0.5**
% of net sales	*32.9%*	*15.1%*	*14.5%*	*-10.9%*	*3.1%*	*30.6%*
Depreciation, amortization and write-downs	27.2	204.5	0.7	0.1	0.0	0.1
Operating income	**13.2**	**160.0**	**0.2**	**-0.4**	**0.3**	**0.4**
Result of the period	**1.6**	**19.5**	**0.0**	**-0.4**	**0.2**	**0.3**
BALANCE SHEET						
Total assets	**842.6**	**8,453.0**	**13.4**	**11.2**	**8.5**	**3.3**
Equity	**404.0**	**3,750.5**	**-1.4**	**1.7**	**1.3**	**1.5**
Net debt	**-292.0**	**-2,804.5**	**-5.4**	**17.0**	**4.9**	**-0.9**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l.

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

In this regard, reference should be made to the comments on the results by individual sector given below.

A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate.

Sectors of the A2A Group

Energy	Heat & Services	Environment	Networks	Other services and corporate sector
Thermoelectric and hydroelectric plants	Cogeneration plants	Collection and street sweeping	Electricity Networks	Other services
Energy Management	District heating networks	Treatment	Gas Networks	Corporate sector
Sale of electricity and gas	Sale of heat and other services	Disposal of waste with energy recovery	Integrated Water Cycle	

Sectors of the A2A Group



Energy

Heat & Services

Environment

Networks

Other services and corporate sector

Geographical areas of activity



- Waste treatment plants
- Cogeneration plants
- Hydroelectric plants
- Thermoelectric plants

Results sector by sector

Millions of euro	Energy		Heat & Services	
	01 01 10 06 30 10	**01 01 09 06 30 09**	**01 01 10 06 30 10**	**01 01 09 06 30 09**
Revenues	**2,245**	**2,194**	**198**	**202**
- *of which intercompany*	*93*	*71*	*16*	*22*
Gross operating income - EBITDA	**191**	**278**	**39**	**45**
% of revenues	*8.5%*	*12.7%*	*19.7%*	*22.3%*
Depreciation, amortization, provisions and write-downs	(97)	(55)	(27)	(18)
Net operating income - EBIT	**94**	**223**	**12**	**27**
% of revenues	*4.2%*	*10.2%*	*6.1%*	*13.4%*
Financial balance				
Non-operating income/expenses				
Income before tax				
Income taxes				
Net income				
Net result from non-current assets held for sale				
Minority interests				
Net income for the period pertaining to the Group				
Gross investments (¹)	16	45	25	37 (*)

(*) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 13 million euro.
(**) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 17 million euro.
(1) See "Investments" in the schedules in notes 1 and 2 on Tangible assets and Intangible assets in the consolidated financial statements.

Millions of euro	Energy		Heat & Services	
	06 30 10	**12 31 09**	**06 30 10**	**12 31 09**
Tangible assets	1,970	2,029	442	438
Intangible assets	59	52	117	122
Trade receivables and current financial assets	1,585	2,040	144	169
Trade payables and current financial liabilities	1,316	1,753	130	177

	Networks		Environment		Other Services & Corporate		Eliminations		Total Group	
	01 01 10 06 30 10	01 01 09 06 30 09	01 01 10 06 30 10	01 01 09 06 30 09	01 01 10 06 30 10	01 01 09 06 30 09	01 01 10 06 30 10	01 01 09 06 30 09	01 01 10 06 30 10	01 01 09 06 30 09
	311	**312**	**395**	**371**	**109**	**77**	**(390)**	**(336)**	**2,868**	**2,820**
	164	*168*	*16*	*7*	*101*	*68*	(390)	(336)		
	120	**126**	**141**	**107**	**(16)**	**(17)**	**(1)**	**1**	**474**	**540**
	38.6%	*40.4%*	*35.7%*	*28.8%*	*(14.7%)*	*(22.1%)*			*16.5%*	*19.1%*
	(59)	(62)	(45)	(46)	(16)	-	4	6	(240)	(175)
	61	**64**	**96**	**61**	**(32)**	**(17)**	**3**	**7**	**234**	**365**
	19.6%	*20.5%*	*24.3%*	*16.4%*	*(29.4%)*	*(22.1%)*			*8.2%*	*12.9%*
									(54)	(78)
										(40)
									180	**247**
									(69)	(110)
									111	**137**
									279	7
									(19)	(15)
									371	**129**
	60	86 (**)	30	30	10	10	-	-	**141**	**208**

	Networks		Environment		Other Services & Corporate		Eliminations		Total Group	
	06 30 10	12 31 09	06 30 10	12 31 09	06 30 10	12 31 09	06 30 10	12 31 09	06 30 10	12 31 09
	1,140	1,164	540	548	216	226	(237)	(241)	**4,071**	**4,164**
	1,253	1,254	40	40	80	88	(70)	(69)	**1,479**	**1,487**
	313	351	313	327	72	104	(712)	(1,215)	**1,715**	**1,776**
	309	326	149	214	495	344	(704)	(1,198)	**1,695**	**1,616**

Notes to the balance sheet

Changes in the scope of consolidation since December 31, 2009

The scope of consolidation at June 30, 2010 has changed compared with the end of the previous year following the sale of the shareholding in Itradeplace S.p.A.

It should also be noted that the comparative figures at December 31, 2009 for "Tangible assets", "Intangible assets" and "Other non-current financial assets", have been restated to reflect the adoption of IFRIC 12 "Service Concession Arrangements". Application of this interpretation involved reclassifying part of the "Tangible assets" to "Intangible assets" and "Other non-current financial assets".

The interpretation of IFRIC 12 is applicable to the financial statements of private companies that manage activities of public interest under concession, when the entity granting the concession controls or regulates which public utility services have to be offered, to whom and at what price, maintaining control of any residual interest in the infrastructure when the concession expires.

In the Group, this interpretation was applicable to the gas distribution activities, to the integrated water cycle, to public illumination and to the cogeneration plants of the Coriance Group.

ASSETS

Non-current assets

1) Tangible assets

Millions of euro	Balance at 12 31 2009	Changes of the period					Balance at 06 30 2010
		Additions	Other changes	Disposals and write-downs	Deprecia-tion	Total Change	
Land	84	-	(9)	-	-	(9)	75
Buildings	527	2	17	-	(11)	8	535
Plant and machinery	2,905	49	(4)	(4)	(98)	(57)	2,848
Industrial and commercial equipment	18	1	1	-	(2)	-	18
Other tangible assets	69	4	3	(8)	(9)	(10)	59
Landfills	11	12	-	-	(3)	9	20
Assets held under concession (freely transferable)	403	-	-	(1)	(30)	(31)	372
Construction in progress and advances	126	35	(35)	-	-	-	126
Leasehold improvements	8	-	-	-	-	-	8
Leased assets	13	-	-	-	(3)	(3)	10
Total	**4,164**	**103**	**(27)**	**(13)**	**(156)**	**(93)**	**4,071**
of which:							
Historical cost	6,556	103	(31)	(26)	-	46	6,602
Accumulated depreciation	(2,392)	-	4	13	(156)	(139)	(2,531)

"Tangible assets" amount to 4,071 million euro (4,164 million euro at December 31, 2009) and show a net reduction of 93 million euro because of the depreciation charge of 156 million euro, disposals net of the related accumulated depreciation of 13 million euro, the decrease of 27 million euro for other changes, principally the reclassification of the high and very high tension electricity networks to "Assets and disposal groups held for sale" and the additions (investments and acquisitions) for the period of 103 million euro. The value of this item at December 31, 2009 reflects the application of IFRIC 12, which led to a reclassification of 804 million euro from "Tangible assets" to "Intangible assets" and "Other non-current financial assets".

Investments are split as follows:

- investment in the *energy sector* amounted to 16 million euro, comprising: for 9 million euro works on the Monfalcone plant; for 5 million euro works on the Braulio, Stazzona, Lovero, Grosio, Grosotto, Cassano, Premadio and Prevalle; for 1 million euro works on the Gissi plant; for 1 million euro works on the Calabria plant;

- investment in the *heat sector*, equal to 23 million euro, mainly involved development of the district heating networks in Milan, Brescia, Bergamo and Varese for 17 million euro and extraordinary plant maintenance works and development in Milan, Brescia and Bergamo for 6 million euro;
- investment in the *environmental sector*, 30 million euro, involved work on the waste-to-energy plants (9 million euro), as well as development and maintenance work on other plants for the processing and disposal of waste (21 million euro);
- investment in the *networks sector*, 32 million euro, included development and maintenance work on the electricity distribution networks, mainly for the connection of new users, expansion and refurbishment of the medium and low voltage network, the installation of new electronic meters and upgrade work on the primary plants;
- investments in the *services sector* amounted to 2 million euro.

Tangible assets include leased assets totalling 10 million euro, recognised in accordance with IAS 17 (revised). The residual principal due to leasing companies amounts to 39 million euro at June 30, 2010.

With regard to the "Assets held under concession" relating to hydroelectric power stations, the depreciation period was revised during the second half of 2007 following the ruling handed down by the Constitutional Court on January 18, 2008, which effectively reduced their useful lives by 10 years. The Group reserves the right to take all necessary action to protect its investments and its interests.

Note too that art. 15.6 of the decree converted in law on July 30, 2010 introduces new rules for major water concessions for hydroelectric use. This decree provides for a redetermination of the fees and an extension of the concessions. Given the problems involved in interpreting this rule and the uncertainty as to whether it will effectively be applied, at the time the half-year report was being prepared, it was decided for prudence sake not to recognise the potential effects of this decree.

2) Intangible assets

Millions of euro	Balance at 12 31 2009	Changes of the period					Balance at 06 30 2010
		Additions	Other changes	Disposals/ Write-downs	Amortization	Total changes	
Industrial patents and intellectual property rights	23	3	2	-	(6)	(1)	22
Concessions, licences, trademarks and similar rights	829	29	1	(4)	(33)	(7)	822
Assets in process of formation	6	4	(2)	-	-	2	8
Other intangible assets	38	2	(1)	-	(3)	(2)	36
Goodwill	591	-	-	-	-	-	591
Total	**1,487**	**38**	**-**	**(4)**	**(42)**	**(8)**	**1,479**

At June 30, 2010, "Intangible assets" are equal to 1,479 million euro (1,487 million euro at December 31, 2009), report a decline of 8 million euro on the closing date of the previous year. The value of this item at December 31, 2009 reflects the application of IFRIC 12, which led to a reclassification of 798 million euro from "Tangible assets" to "Intangible assets".

The changes of the period are:

- an increase of 38 million euro due to investments made during the period under review;
- a decrease of 4 million euro due to disposals of the period net of the related amortization;
- a decline of 42 million euro entirely attributable to the amortization charge of the period.

Investments relate to:

- "Industrial patents and intellectual property rights", 3 million euro, and concern principally the CRM software, the new sale/distribution communication protocol system and integration of the A2A Group's IT systems;
- "Concessions, licences, trademarks and similar rights", 29 million euro, which concern:
  - development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (15 million euro;
  - works on the water transport and distribution network, as well as on the sewer networks and purification plants, 13 million euro;
  - other investments for 1 million euro.
- "Assets in process of formation", 4 million euro, relating essentially to the development of the new Magnum Project and the new Hardware Infrastructure Virtualisation project;
- "Other intangible assets", 2 million euro, for investments by the Coriance Group.

Other intangible assets include the value of the customer list. This relates to the customer portfolios acquired by Group companies, following verification that the companies acquired

are able to control the future benefits deriving from their customer portfolios. These amounts are amortized over their estimated useful lives.

In particular, the amount shown in the financial statements is substantially attributable to the price paid by ASMEA S.p.A., 6 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia, 2 million euro, to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi, and 24 million euro for the customer portfolio of the subsidiary Aspem Energia, a company belonging to the Aspem Group which was acquired last year.

Goodwill

Millions of euro	Balance at 12 31 2009	Changes of the period				Balance at 06 30 2010
		Additions	Others changes	Write-downs	Total change	
Goodwill	591	-	-	-	-	591
Total	**591**	**-**	**-**	**-**	**-**	**591**

Compared with the previous year the amount of the goodwill remains unchanged.

Goodwill at June 30, 2010 consists of:

Millions of euro	
Electricity Networks Sector	271
Ecodeco Sector	228
Integrated water cycle sector	10
Aprica Sector	5
Gas Networks Sector	38
Gas Sector	7
Heat Sector Italy	21
Heat Sector France	11
Total goodwill at 06/30/2010	**591**

No impairment indicators came to light during the period under review; in any case, this item is impairment tested at least once a year.

3) Shareholdings and other non-current financial assets

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 06 30 2010**	***of which included in equity***	
				12 31 2009	***06 30 2010***
Shareholdings carried according to equity method	3,126	(2)	3,124	-	-
Other non-current financial assets	47	-	47	*8*	*8*
Shareholdings and other non-current financial assets	**3,173**	**(2)**	**3,171**	**8**	**8**

Shareholdings and other non-current financial assets have decreased by 2 million euro since December 31, 2009.

Details of movements are shown in the table below:

Shareholdings carried according to equity method - *Millions of euro*	**Total**
Balance at December 31, 2009	**3,126**
Changes of the period:	
- acquisitions and capital increases	5
- valuations at equity	51
- dividends received from shareholdings carried at equity	(58)
- sales	-
Total changes of the period	**(2)**
Amounts at June 30, 2010	**3,124**

The changes that have taken place relate for 51 million euro to the increase following the valuations of shareholdings according to the equity method, especially Transalpina di Energia S.r.l., and the summary consolidation at equity of the investment in Elektroprivreda Crne Gore AD Nikšić (EPCG), as explained in greater detail in the paragraph on "Consolidation procedures", for 58 million euro to the decrease due to the collection of dividends, for 5 million euro to the increase in capital of Ergosud S.p.A. and the acquisition of a further stake (0.11%) in the subsidiary Abruzzo Energia S.p.A.

As regards the valuation of the shareholding in the Montenegrin company Rudnik Uglja AD Pljevlja, which the Parent Company holds 39.49%, we should point out that its valuation according to the equity method substantially coincides with the cost incurred for the acquisition (at the end of the previous year), considering that no indications of impairment arose during the period that might have put the fair value of the investment out of line with its cost.

At June 30, 2010 "Other non-current financial assets" report a balance of 47 million euro (unchanged with respect to the previous year) and they are:

- 26 million euro relates to a convertible bond issued by Metroweb S.p.A. that was taken up in full by A2A S.p.A. in compliance with the agreement for the sale of the investment concerned;
- 13 million euro relates to financial assets held for sale;
- 8 million euro for other financial receivables, of which 6 million from the Municipality of Brescia, 0.1 million euro from associates and 1 million euro from third parties.

4) Deferred tax assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Deferred tax assets	458	(35)	423

Deferred tax assets amount to 423 million euro following a decrease of 35 million euro since December 31, 2009.

The recognition of these assets derives from the provisions, writedowns and depreciation recorded by the Group that will become tax deductible in future years.

Forecasts confirm that these assets will be recoverable against the profits earned in future years.

5) Other non-current assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010	*of which included in equity*	
				12 31 2009	*06 30 2010*
Non-current derivatives	34	85	119	*34*	*119*
Other non-current assets	11	15	26	-	-
Total other non-current assets	**45**	**100**	**145**	***34***	***119***

Other non-current assets amount to 145 million euro (45 million euro at December 31, 2009) and comprise:

- 119 million euro for non-current hedging derivatives, principally Interest Rate Swap (IRS) and collar contracts hedging the risk of an increase in the *interest* rates on long-term bond loans. This caption rises by 85 million euro compared with the previous year mainly due to the measurement of financial instruments at fair value;
- 26 million euro relating to other non-current assets, principally consisting of guarantee deposits and costs already incurred but pertaining to future years.

Current assets

6) Inventories

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Inventories	**191**	**19**	**210**

"Inventories" amount to 210 million euro (191 million euro at December 31, 2009) and show a rise of 19 million euro due to:

- 1 million euro for materials required mainly for plant maintenance and operations. This element of inventories shows a balance at June 30, 2010 of 47 million euro versus 46 million euro at the end of the previous period;
- 17 million euro relate to the increase in fuel stock which, at the reference date, totalled 153 million euro (136 million euro at December 31, 2009);
- 1 million euro relating to the positive change in advances, which at June 30, 2010 are equal to 6 million euro, while at December 31, 2009 they amounted to 5 million euro.

7) Trade receivables

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Trade receivables	1,873	(38)	1,835
Provision for receivables write-downs	(103)	(23)	(126)
Total trade receivables	**1,770**	**(61)**	**1,709**

At June 30, 2010 "Trade receivables" came to 1,709 million euro (1,770 million euro at December 31, 2009), with a decrease di 61 million euro attributable to the following combined effect:

- 30 million euro due to the decline in trade receivables from customers; this caption amounts to 1,561 million euro (1,591 million euro at December 31, 2009);
- 40 million euro due to an fall in receivables from related parties; especially from the Municipalities of Milan and Brescia. This caption shows a balance at June 30, 2010 of 124 million euro (164 million euro the previous period);
- 9 million euro relate to the increase in contract work in progress to 24 million euro (15 million euro at December 31, 2009).

The "Provision for receivables write-downs" went up by 23 million euro during the period under review because of additional provisions of 24 million euro and miscellaneous negative changes of 1 million euro.

8) Other current assets

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 06 30 2010**
Current derivatives	17	26	43
Other current assets	351	(15)	336
Total other current assets	**368**	**11**	**379**

Other current assets amount to 379 million euro compared with 368 million euro at the end of the prior year. The increase of 11 million euro was due to opposing effects of:

- the increase of 26 million euro in current derivatives, mainly related to commodity derivatives of A2A Trading S.r.l., following the valuation at fair value of the period;
- the decrease of 15 million euro in "Other current assets", related to the decline in advances to suppliers, VAT credits and miscellaneous receivables.

9) Current financial assets

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 06 30 2010**	***of which included in equity***	
				12 31 2009	**06 30 2010**
Other financial assets	1	–	1	1	1
Financial assets due from related parties	5	–	5	5	5
Other current financial assets	**6**	**–**	**6**	**6**	**6**

The balance of 6 million euro (same as at December 31, 2009) relates to financial receivables from associates and third parties.

10) Current tax assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Current tax assets	94	1	95

"Current tax assets" are equal to 95 million euro (94 million euro at December 31, 2009) with a increase of 1 million euro on the previous year.

11) Cash and cash equivalents

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010	*of which included in equity*	
				12 31 2009	06 30 2010
Cash and cash equivalents	25	47	72	25	72

At June 30, 2010, "Cash and cash equivalents" amount to 72 million euro compared with 25 million euro at the start of the year, a rise of 47 million euro.

Cash at bank includes interest accrued but not yet credited at the end of the period.

12) Non-current assets held for sale

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010	*of which included in equity*	
				12 31 2009	06 30 2010
Non-current assets held for sale	419	(383)	36	2	2

At the reference date, "Non-current assets held for sale" report a balance of 36 million euro concerning:

- 8 million euro for the assets of Retrasm S.r.l.;
- 2 million euro for the assets of certain lines of business belonging to the Ecodeco Group that are held for sale;
- 26 million euroto the high and very high tension electricity networks that will be transferred to Terna S.p.A. in August 2010.

The change for the period, which is negative for 383 million euro, is attributable for:

- 406 million euro to the sale of the shareholding in AlpiqHolding AG;
- 26 million euro to the positive effect related to the reclassification of fixed assets of the high and very high tension electricity networks;
- 2 million euro to the decrease related to the sale of Itradeplace S.p.A.;
- 1 million euro to the decrease in other assets held for sale.

EQUITY AND LIABILITIES

Equity

Equity, which at June 30, 2010 amounts to 4,408 million euro (4,595 million euro at December 31, 2009), is detailed in the table below:

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 06 30 2010**
Equity pertaining to the Group:			
Share capital	1,629	-	1,629
(Treasury shares)	(61)	-	(61)
Reserves	2,042	(467)	1,575
Net income for the year of the Group	80	(80)	-
Net income for the period of the Group	-	371	371
Total equity of the Group	**3,690**	**(176)**	**3,514**
Minority interests	905	(11)	894
Total equity	**4,595**	**(187)**	**4,408**

The overall decrease in Group equity of 187 million euro was principally due to the net income for the period of 371 million euro, in accordance with IAS 32 and 39 of cash flow hedge derivatives, the valuation of put options on the shares in Delmi S.p.A. and the change in minority interests.

13) Share capital

At June 30, 2010, the share capital amounts to 1.629, million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each.

14) Treasury shares

"Treasury shares" amount to 61 million euro (unchanged versus at December 31, 2009) and refer to 26,917,609 treasury shares held by the company.

15) Reserves

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Other reserves	2,042	(467)	1,575

"Reserves", which at June 30, 2010 amount to 1,575 million euro (2,042 million euro at December 31, 2009), mainly comprise the legal reserve, extraordinary reserves arising on consolidation, and the retained earnings of subsidiaries. The caption also includes the cash flow hedge reserve for the valuation of derivatives that comply with hedge accounting requirements at the end of the period and the reserve relating to available-for-sale items. At December 31, 2009 this caption included the reserves for the items classified as "Available for sale" of 350 million euro. At June 30, 2010, these reserves have a zero balance following the sale of the investment in AlpiqHolding.
Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by A2A S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. As explained in detail in the section on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At June 30, 2010 the effects of the put options on the shares in Delmi S.p.A. led to a positive change in Group equity of 3 million euro, while the put options on the shares in Abruzzo Energia S.p.A. did not lead to any change in Group equity.

16) Net income for the period

It amounts to 371 million euro and includes net income for the period under review.

17) Minority interests

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Minority interests	905	(11)	894

The caption "Minority interests" amounts to 894 million euro (905 million euro at December 31, 2009) and represents the portion of capital, reserves and net results attributable to minority shareholders.

The decrease of the period, equal to 11 million euro, concerned:

- the allocation of the result of the period to minority interests of 19 million euro, of which 14 million euro relates to the share of result pertaining to the minority shareholders of Delmi S.p.A. and 5 million euro attributable to the minority shareholders of Plurigas S.p.A.;
- the negative adjustments of 31 million euro attributable principally to the changes during the period in the elements of equity pertaining to the minority shareholders of Delmi S.p.A., Plurigas S.p.A. and the Aspem Group;
- the adjustment, for 1 million euro, relating to the calculation of the put options on the shares in Aspem S.p.A.

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 06 30 2010**	***of which included in equity***	
				12 31 2009	**06 30 2010**
Non-convertible bonds	2,125	116	2,241	2,125	2,241
Due to banks	1,893	(487)	1,406	1,893	1,406
Due to other providers of finance	106	(21)	85	106	85
Finance lease payables	28	(1)	27	28	27
Total non-current financial liabilities	**4,152**	**(393)**	**3,759**	**4,152**	**3,759**

Non-current financial liabilities amount to 3,759 million euro (4,152 million euro at December 31, 2009) following a decrease of 393 million euro.

"Non-convertible bonds" are four bonds issued by the Group which relate to:

- a ten-year bond with a nominal value of 500 million euro issued on May 28, 2004, at a nominal fixed rate of 4.875%; its valuation at amortized cost amounts to 498 million euro;
- a thirty-year bond issued in yen on August 10, 2006, with a nominal value of 98 million euro and a fixed rate of 5.405%; its valuation at amortized cost amounts to 97 million euro;
- a bond with a nominal value of 500 million euro issued on October 30, 2003 with a ten-year duration and a nominal fixed rate of 4.875%, the fair value of which at December 31, 2009, following the exercise of the fair value option on transition to IFRS amounts to 539 million euro.

- a bond with a nominal value of 1,000 million euro issued on October 27, 2009, with a seven-year duration and a nominal fixed rate of 4.50%; its valuation after the stipulation of IRS to hedge interest risk, is shown under the fair value hedge. This financial instrument (bond) has therefore been valued at amortised cost adjusted by the fair value of the underlying risk. At June 30, 2010 its value comes to 1.057 million euro.

The remeasurements of non-convertible bonds at the period-end at fair value and amortised cost led to an increase in "Non-current financial liabilities" of 9 million euro.

Interest coupons for 50 million euro accrued on bond loans at June 30, 2010.

The different accounting treatment of the four bonds derives from the different choices made by companies involved in the merger at the time of their transition to IFRS.

Amounts "due to banks" decreased during the period by 487 million euro, mainly because of lower use of revolving credit lines expiring beyond 12 months.

Amounts "due to other providers of finance", 85 million euro, have decreased by 21 million euro due to reclassification of the current portion.

Lastly, "Finance lease payables", amount to 27 million euro, while at December 31, 2009 they amounted to 28 million euro.

19) Deferred tax liabilities

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Deferred tax liabilities	484	(13)	471

In summary, deferred tax liabilities derive from the deferral of capital gains for fiscal purposes, differences between the carrying amounts of tangible and intangible fixed assets and their values for fiscal purposes, partly as a result of the consolidation process, and the application of international accounting standards in relation to finance leases and the recognition of financial instruments.

20) Employee benefits

At the reference date, this caption comes to 269 million euro (278 million euro at December 31, 2009) and shows the following changes:

Millions of euro	**Balance at 12 31 2009**	**Provisions**	**Utilisations**	**Others Changes**	**Balance at 06 30 2010**
Severance indemnities	158	11	(7)	(10)	152
Employee benefits	120	-	(4)	1	117
Total Employee benefits	**278**	**11**	**(11)**	**(9)**	**269**

21) Provisions for risks, charges and liabilities for landfills

Millions of euro	**Balance at 12 31 2009**	**Provisions.**	**Utilisations**	**Other changes**	**Balance at 06 30 2010**
Provisions for risks, charges and liabilities for landfills	**419**	**18**	**(16)**	**6**	**427**

At June 30, 2010 these funds total 427 million euro (419 million euro at December 31, 2009). New provisions amounted to 18 million euro and mainly related to disputes with certain entities in connection with social security entities, as well as the lawsuits outstanding with employees and third parties. The utilisations of 16 million euro mainly relate to the portion used for payments made during the period as the result of disputes with social security entities, while other changes come to 6 million euro.

22) Other non-current liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 06 30 2010**	***of which included in equity***	
				12 31 2009	**06 30 2010**
Other non-current liabilities	162	-	162	-	-
Non-current derivatives	25	12	37	*25*	*37*
Total other non-current liabilities	**187**	**12**	**199**	***25***	***37***

The increase di 12 million euro in "Other non-current liabilities" is due to the valuation of non-current derivatives related to the fair value adjustment for the period under review.

Current liabilities

23) Trade payables and other current liabilities

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Advances	14	(3)	11
Due to suppliers	1,036	(40)	996
Trade payables to related parties	24	(5)	19
- *Parent companies*	16	1	17
- *Associates*	8	(6)	2
Total trade payables	**1,074**	**(48)**	**1,026**
Payables to social security institutions	36	(2)	34
Other current liabilities	408	89	497
Current derivatives	1	18	19
Total other current liabilities	**445**	**105**	**550**
Total trade payables and others current liabilities	**1,519**	**57**	**1,576**

Trade payables and other current liabilities amount to 1,576 million euro (1,519 million euro at December 31, 2009). The overall rise of 57 million euro mainly reflects the growth in other current liabilities, in trade payables and current derivatives, partially offset by a decrease in amounts due to social security entities.

24) Current financial liabilities

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010	*of which included in equity*	
				12 31 2009	*06 30 2010*
Due to banks	485	104	589	*485*	*589*
Due to other providers of finance	43	21	64	*43*	*64*
Finance lease payables	11	1	12	*11*	*12*
Financial payables to related parties	1	1	2	*1*	*2*
Financial payables to disposal subsidiaries	2	-	2	*2*	*2*
Total current financial liabilities	**542**	**127**	**669**	***542***	***669***

"Current financial liabilities" amount to 669 million euro, compared with 542 million euro at the end of the prior year. The increase of 127 million euro is justified by the rise in amounts due to banks.

25) Tax liabilities

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Tax liabilities	13	(4)	9

Tax liabilities amount to 9 million euro (13 million euro at December 31, 2009), down 4 million euro.

26) Liabilities directly associated with non-current assets held for sale

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 06 30 2010
Liabilities directly associated with non-current assets held for sale	11	(2)	9

At June 30, 2010 this item amounts to 9 million euro and relates for 7 million euro to the liabilities of Retrasm S.r.l. and 2 million euro to the Ecodeco Group in connection with the liabilities of businesses due to be sold.

Net debt

27) Net debt
(pursuant to Consob Communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net debt:

Millions of euro	Notes	06 30 2010	12 31 2009
Bonds- non-current portion	18	2,241	2,125
Bank loans - non-current portion	18	1,406	1,893
Amounts due to other providers of finance - non-current portion	18	85	106
Finance leases - non-current portion	18	27	28
Other non-current liabilities	22	37	25
Total medium/long-term debt		**3,796**	**4,177**
Non-current financial assets with related parties	3	(7)	(7)
Financial assets - non-current portion	3	(1)	(1)
Other non-current assets	5	(119)	(34)
Medium/long-term loans		**(127)**	**(42)**
TOTAL NET NON-CURRENT DEBT		**3,669**	**4,135**
Bank loans - current portion	24	589	485
Amounts due to other providers of finance - current portion	24	64	43
Finance leases - current portion	24	12	11
Current financial liabilities with related parties	24	2	1
Financial payables to companies held for sale	24	2	2
Total short-term debt		**669**	**542**
Other current financial assets	9	(1)	(1)
Current financial assets with related parties	9	(5)	(5)
Financial receivables in assets held for sale	12	(2)	(2)
Total short-term financial receivables		**(8)**	**(8)**
Cash and cash equivalents	11	(72)	(25)
TOTAL CURRENT NET DEBT		**589**	**509**
NET DEBT		**4,258**	**4,644**

Notes to the income statement

Changes in the scope of consolidation since June 30, 2009

Note that the scope of consolidation at June 30, 2010 underwent the following changes with respect to the first half of the previous year:

- following the partial spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l., from July 1, 2009 this interim report includes the first half results of this business;
- the acquisition by A2A S.p.A. of 43.70% of EPCG, a Montenegrin energy company, is reflected in the interim report as it has been consolidated according to the equity method;
- the sale of the shareholding of Itradeplace S.p.A. means that is now excluded from the scope of consolidation.

The comparative figures for the first half of 2009 for operating revenues and costs are presented in such a way as to reflect the exposure of the trading activity and highlight the "trading margin" (so-called "net presentation").

In addition, the amounts reported in the first half of the previous year and related to "Depreciation, amortization, provisions and write-downs" and "Financial income and expenses", have been adjusted to reflect the adoption of IFRIC 12 "Service Concession Arrangements". The application of this "interpretation" entailed the reclassification of a portion of depreciation to amortization and financial expenses.

The interpretation of IFRIC 12 is applicable to the financial statements of private companies that manage activities of public interest under concession, when the entity granting the concession controls or regulates which public utility services have to be offered, to whom and at what price, maintaining control of any residual interest in the infrastructure when the concession expires.

In the Group, this interpretation was applicable to the gas distribution activities, to the integrated water cycle, to public illumination and to the cogeneration plants of the Coriance Group.

28) Revenues

Revenues for the period amount to 2,868 million euro (2,820 million euro at June 30, 2009), so with a decrease of 48 million euro.

The more significant figures are detailed below:

Revenues - *Millions of euro*	**06 30 2010**	**06 30 2009**
Revenues from the sale of goods	2,456	2,400
Revenues from services	355	360
Revenues from long-term contracts	14	5
Total revenues from the sale of goods and services	**2,825**	**2,765**
Other operating income	**43**	**55**
Total revenues	**2,868**	**2,820**

Revenues from the sale of goods and services" totalled 2,825 million euro (2,765 million euro in the corresponding period of the previous year), in increase of 60 million euro. Such increase reflects higher revenues from the sale of goods of 56 million euro, a decrease in revenues from services of 5 million euro and a rise in revenues from long-term contracts of 9 million euro.

"Other operating income" amounts to 43 million euro (55 million euro at June 30, 2009), with a decrease of 12 million euro.

The principal captions are analysed in detail below:

Millions of euro	**06 30 2010**	**06 30 2009**
Sale and distribution of electricity	1,461	1,374
Sale and distribution of gas	799	819
Sale of heat	107	108
Water and utilities sold to civil customers	28	27
Hedging income on operating derivatives	-	6
Hedging charges on operating derivatives	(1)	(14)
Sales of emission certificates and allowances	48	69
Connection contributions	14	11
Total revenues from the sale of goods	**2,456**	**2,400**
Services to customers	355	360
Total revenues from services	**355**	**360**
Revenues from long-term contracts	**14**	**5**
Total revenues from the sale of goods and services	**2,825**	**2,765**
Other operating income	**43**	**55**
Total revenues	**2,868**	**2,820**

Trading margin

The table below shows the results of the trading portfolios; these results relate to the trading portfolios for electricity, gas and environmental certificates.

Millions of euro	Notes	06 30 2010	06 30 2009
Trading margin			
Revenues	28	267	259
Operating expenses	29	(265)	(248)
Total trading margin		**2**	**11**

29) Operating expenses

"Operating expenses" of the period come to 2,134 million euro (2,037 million euro in the corresponding period of the previous year), with an increase of 97 million euro.

Details of the main components are as follows;

Operating expenses - *Millions of euro*	06 30 2010	06 30 2009
Raw materials and consumables used	1,614	1,541
Services	376	358
Total expenses for raw materials and services	**1,990**	**1,899**
Other operating expenses	**144**	**138**
Total operating expenses	**2,134**	**2,037**

Expenses for raw materials and services" amount to 1,990 million euro (1,899 million euro at June 30, 2009), an increase of 91 million euro.
This decrease was due to various factors, including:

- the rise in purchases of raw materials and consumables of 155 million euro, which is attributable to higher costs for the purchase of energy and fuels for 193 million euro, the decline in purchases of materials for 6 million euro, the decrease in income from operating hedges for 4 million, the decrease in charges on operating hedges for 14 million euro and the reduction in expenses for the purchase of emission allowances and certificates for 22 million euro;
- the rise in electricity delivery charges, subcontracted work and services of 18 million euro;
- the decrease in the change in inventories of fuel and materials of 82 million euro.

The main captions are analysed in detail below:

Millions of euro	**06 30 2010**	**06 30 2009**
Purchases of power and fuel	1,586	1,394
Purchases of materials	38	44
Purchases of water	2	1
Hedging charges on operating derivatives	7	21
Hedging income on operating derivatives	(16)	(20)
Purchases of emission certificates and allowances	14	36
Total raw materials and consumables used	**1,631**	**1,476**
Electricity delivery charges, subcontracted work and services	376	358
Total services used	**376**	**358**
Change in inventories of fuel and materials	(17)	65
Total expenses for raw materials and services	**1,990**	**1,899**
Other operating expenses	**144**	**138**
Total operating expenses	**2,134**	**2,037**

30) Labour costs

At June 30, 2010 labour costs, net of capitalised expenses, come to 260 million euro (243 million euro in the first half of 2009), an increase of 17 million euro.

Labour costs are detailed below:

Labour costs - *Millions of euro*	**06 30 2010**	**06 30 2009**
Wages and salaries	169	157
Social security charges	63	60
Severance indemnities	12	10
Other costs	16	16
Total labour costs	**260**	**243**

The "average workforce" of the A2A Group at June 30, 2010 was 9,247 employees, whereas in the same period last year there were 8,916.

The increase in labour costs is due to a higher average number of employees following the change in the scope of consolidation that involved the partial spin-off of the business from E.ON Produzione S.p.A. to A2A Produzione S.r.l., as well as to higher costs deriving from contractual pay rises.

31) Gross operating income

As a result of the above movements, consolidated gross operating income at June 30, 2010 amounts to 474 million euro (540 million euro in first half 2009).

32) Depreciation and amortization, provisions and write-downs

Depreciation, amortization, provisions and write-downs at June 30, 2010 amount to 240 million euro (175 million euro in the first half of 2009), up by 65 million euro.

These charges are analysed in the following table:

Depreciation, amortization, provisions and write-downs - *Millions of euro*	**06 30 2010**	**06 30 2009**
Amortization of intangible assets	42	36
Depreciation of tangible assets, of which:	156	129
- 1. ordinary depreciation	*126*	*105*
- 2. depreciation of assets held under concession (freely transferable)	*30*	*24*
Total depreciation and amortization	**198**	**165**
Provisions for risks and charges	18	(1)
Write-down of receivables included in current assets	24	11
Total depreciation, amortization, provisions and write-downs	**240**	**175**

In particular, "Depreciation and amortization" amount to 198 million euro (165 million euro in the same period last year), for an increase of 33 million euro. This change is mainly attributable to the acquisition of the thermoelectric plant in Monfalcone and the hydroelectric plants in Calabria, which joined the scope of consolidation from July 1, 2009 following the spin-off of the business from E.ON Produzione S.p.A. to A2A Produzione S.r.l. The application of IFRIC 12 involved reclassifying 28 million euro of the depreciation for the first half of 2009 to amortization and 0.2 million euro to financial expenses.

"Provisions for risks and charges" amount to 18 million euro (versus 1 million euro in first half 2009) and relate to provisions for the period for outstanding disputes with social security entities and the tax authorities. It should be noted that the previous half-year benefited from the 19 million euro provided in prior years and released following a definitive ruling from the Court of Cassation in favour of the A2A Group in connection the dispute with INPS over health contributions.

Write-down of receivables included in current assets amount to 24 million euro (11 million euro in the first half of 2009). The increase reflects the provisions made for prudence sake during the period to cope with the problems companies and private individuals have been having to honour their obligations on a timely basis due to the general economic conditions. The Group has therefore adjusted the estimated realisable value of receivables, for prudence sake, especially for companies that sell to end-customers, which are more exposed to insolvency risk.

33) Net operating income

Net operating income comes to 234 million euro (365 million euro in the first half of 2009).

34) Financial balance

The "Financial balance" shows a negative balance of 54 million euro (negative for 78 million euro in the first half of 2009).

Details of the more important items are given below:

Financial balance - *Millions of euro*	**06 30 2010**	**06 30 2009**
Financial income	8	8
Financial expenses	(113)	(115)
Affiliates	51	29
Total financial balance	**(54)**	**(78)**

"Financial income" amounts to 8 million euro and is in line with the first half of last year.
Financial expenses, which amount to 113 million euro, have decreased by 2 million euro compared with June 30, 2009 and consist of:

- 36 million euro (19 million euro in the first half of 2009) of the negative fair value of the bond loan of 500 million euro accounted for in accordance with the fair value option method, and of the negative valuation of the fair value of derivatives on revolving credit lines, on the loan granted by Cassa Depositi e Prestiti and the bond loan of 1,000 million euro;

- 77 million euro of expenses of financial liabilities (96 million euro in the first half of 2009). The following table should help understanding the situation better:

Expenses on financial liabilities - *Millions of euro*	**06 30 2010**	**06 30 2009**
Interest on bond loans	51	27
Interest charged by banks	15	26
Interest on loans by Cassa Depositi e Prestiti	1	4
Interest on finance leases	1	1
Other financial expenses	9	38
Total charges from financial liabilities	**77**	**96**

Note that the amount for the first half of 2009, 96 million euro, included financial expenses for the interest on tax assessments for the recovery of so-called State aid (24 million euro). Without this effect, the net financial expenses at June 30, 2010 would have shown an increase of 5 million euro on the same figure of the same period of last year.

Lastly, "Affiliates" amount to 51 million euro (29 million euro in the first half of 2009).

This caption includes the results of the Group's associates including, in particular, Transalpina di Energia S.r.l., EPCG, Edipower S.p.A., Dolomiti Energia S.p.A., and Metroweb S.p.A.

35) Other non-operating expenses

At June 30, 2010, "Other non-operating expenses" show a zero balance, whereas in the same period of last year they amounted to 40 million euro and related entirely to the recovery of the alleged State aid that had to be repaid by the former AEM S.p.A. and the former ASM S.p.A. (taxes relating to the years 1996 to 1999).

36) Income taxes

Income taxes - *Millions of euro*	**06 30 2010**	**06 30 2009**
Current taxes	92	111
Deferred tax assets	(7)	3
Deferred tax liabilities	(16)	(4)
Total income taxes	**69**	**110**

Taxes for the period are calculated as follows, based on current accounting principles and consolidation policies:

- current taxes (IRES, "Robin Tax" and IRAP), 92 million euro;
- deferred tax assets negative for 7 million euro;
- deferred tax liabilities positive for 16 million euro.

37) Net result from non-current assets held for sale

At June 30, 2010, this caption is positive for 279 million euro and includes the gain on the sale of 5.16% of Alpiq Holding AG, the gain on the sale of Itradeplace S.p.A. and the result for the period of Retrasm S.r.l.

38) Net income (loss) for the period pertaining to the group

The consolidated net income of the Group, net of minority interests of 19 million euro (15 million euro in the first half of 2009), amounts to 371 million euro (129 million euro in first half of 2009).

Earnings per share

39) Earnings per share

	01 01 2010 06 30 2010	01 01 2009 06 30 2009
Earnings per share (in euro)		
– basic	0.1194	0.0414
– basic, from operating activities	0.0296	0.0390
– diluted	0.1194	0.0414
– diluted, from operating activities	0.0296	0.0390
Weighted average number of shares in circulation for the calculation of earnings per share		
– basic	3,105,987,497	3,104,400,699
– diluted	3,105,987,497	3,104,400,699

Notes on related party transactions

40) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002.

Relations with the Parent Entities and their subsidiaries

On October 5, 2007, the Municipalities of Milan and Brescia stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control.

It follows that, whatever the legal structure adopted, the merger that took place on January 1, 2008 is effectively a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan, each of which holds 27.5%.

Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supply of electricity, gas, heat and water and management of the public illumination and traffic light systems, management of water purification and sewage plants, as well as video surveillance systems.

Similarly, the companies of the A2A Group have commercial dealings with the companies controlled by the Municipalities of Milan and Brescia, such as SEA S.p.A., Metropolitana Milanese S.p.A., Brescia Mobilità S.p.A., Brescia Trasporti S.p.A. and Centrale del Latte di Brescia S.p.A., providing them with electricity, gas, heat, sewer management and water purification services at market rates for the supply conditions in question. They also provide them with other services on request We would emphasise that these companies are not considered related parties in the summary schedules prepared according to Consob Resolution 15519 of July 27, 2006.

Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, as well as sewer management and water purification, which are governed by special agreements and specific contracts.

All transactions with entities controlled by the Municipalities of Milan and Brescia, which involve supplying electricity, are handled at normal market conditions.

Dealings with subsidiaries and associates

The parent company A2A S.p.A. provides centralised treasury services for all of its subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
In 2010, A2A S.p.A. and its subsidiaries again filed their VAT return on a group basis.
Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with arts. 117-129 of DPR 917/86. To this end, a specific contract has been signed with each subsidiary involved in the group tax filing to regulate the fiscal debits and credits transferred, with specific reference to current items.
The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company A2A S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These are provided at market conditions.
A2A S.p.A. provides a power generation service to A2A Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
A2A S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
IT services are provided by Selene S.p.A. (a subsidiary) and by e-Utile S.p.A. (an associate).
As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob resolution 15519 of July 27, 2006:

Balance sheet *Millions of euro*	**Total 06 30 2010**	**of which with related parties**					
		Subsidiaries	**Related parties**	**Associates**	**Parent Companies (1)**	**Total related parties**	**% of the caption**
TOTAL ASSETS OF WHICH:	**11,796**	**-**	**-**	**3,141**	**119**	**3,260**	**27.6%**
Non-current assets	*9,289*	-	-	*3,125*	*6*	*3,131*	*33.7%*
Shareholdings	3,124	-	-	3,124	-	3,124	100.0%
Other non-current financial assets	47	-	-	1	6	7	14.9%
Current assets	*2,471*	-	-	*16*	*113*	*129*	*5.2%*
Trade receivables	1,709	-	-	11	113	124	7.3%
Current financial assets	6	-	-	5	-	5	83.3%
TOTAL LIABILITIES OF WHICH:	**7,379**	**2**	**-**	**4**	**17**	**23**	**0.3%**
Current liabilities	*2,254*	2	-	*4*	*17*	*23*	*1.0%*
Trade payables	1,026	-	-	2	17	19	1.9%
Current financial liabilities	669	2	-	2	-	4	0.6%

(1) Dealings with the Municipalities of Milan and Brescia.

Income statement - *Millions of euro*	**Total 06 30 2010**	**of which with related parties**				
		Associates	**Related parties**	**Parent Companies (1)**	**Total related parties**	**% of the caption**
REVENUES	**2,868**	**3**	**-**	**127**	**130**	**4.5%**
Revenues from the sale of goods and services	2,825	2	-	127	129	4.6%
Other operating income	43	1	-	-	1	2.3%
OPERATING EXPENSES	**2,134**	**12**	**-**	**1**	**13**	**0.6%**
Expenses for raw materials and services	1,990	12	-	-	12	0.6%
Other operating expenses	144	-	-	1	1	0.7%
Financial income	**8**	**-**	**-**	**3**	**3**	**37.5%**
Affiliates	**51**	**51**	**-**	**-**	**51**	**100.0%**

(1) Dealings with the Municipalities of Milan and Brescia.

The financial statements are shown in section 0.2 of this report pursuant to Consob Resolution 15519 of July 27, 2006.

Consob Communication no. Dem/6064293 of july 28, 2006

41) Consob Communication no. Dem/6064293 of july 28, 2006

The significant non-recurring transactions are reported below:

- The non-recurring transaction mentioned in notes 34 and 3 to the income statement relates to recovery of the principal portion of the alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. (taxes relating to the years from 1996 to 1999), which generated a non-recurring expense, before taxes, in the period ended June 30, 2010 of 64 million euro.



Guarantees and commitments with third parties

Millions of euro	06 30 2010	12 31 2009
Guarantee deposits received	325	393
Guarantees given	1,070	1,073

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 325 million euro (393 million euro at December 31, 2009).

Guarantees and commitments with third parties

These amount to 1,070 million euro (1,073 million euro at December 31, 2009) and refer to guarantee deposits lodged as security for commitments to third parties.

Secured guarantees given

Note that the shareholding in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by A2A S.p.A. have been pledged to the banks that finance Metroweb S.p.A.

Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.

At June 30, 2010 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (Srl).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given by A2A S.p.A. in the interest of Ecodeco Group companies

At June 30, 2010, these guarantees amount to 6.2 million euro and were principally given in favour of the Tax Authorities for the repayment of VAT credits pertaining to the years 2006-2009.

Group companies hold third party assets worth 147 million euro under concession.

Other information

1) Significant subsequent events

For a description of subsequent events, see the specific chapter in this half-year financial report.

2) Information on treasury shares

Note that at June 30, 2010, A2A S.p.A. holds 26,917,609 treasury shares, which is 0.859% of the share capital made up of 3,132,905,277 shares, the same as at the end of the previous year. At June 30, 2010 the Company does not hold any treasury shares through subsidiaries, finance companies or nominees.

3) Information on non-current assets available for sale and discontinued operations (IFRS 5)

Note that at June 30, 2009 "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale" include the values deriving from consolidation of the Ecodeco Group, in particular, the assets of certain businesses due to be sold, the reclassification of the fixed assets relating to the high and very high tension electricity networks, as well as the assets and liabilities of Retrasm S.r.l. For further information, see note 12 to the balance sheet.

The following is information on the key balance sheet and income statement figures for the businesses concerned.

Figures at June 30, 2010

Assets and liabilities of companies available for sale *Millions of euro*	Retrasm	Electricity networks	Ecodeco Group	Total
Non-current assets	6	26		32
Current assets	2		2	4
Total assets	**8**	**26**	**2**	**36**
Non-current liabilities	5			5
Current liabilities	2		2	4
Total liabilities	**7**	**-**	**2**	**9**

4) Update of the main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published decision 2003/193/EC declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of Decree 331/1993, converted into Law 427/93) and the advantages deriving from loans (pursuant to art. 9-bis of Decree 318/1986, converted into Law 488/96) granted to publicly-owned companies formed under Law 142/90 were incompatible with EC law, since they were deemed to represent State aid which is banned by art. 87.1 of the EC Treaty. The Commission did not consider the tax exemption on business contributions under art. 3.69 of Law 549/95 to be State aid.

This decision was notified on June 7, 2002 to the Italian State, which appealed against it to the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the expansion of that court's functions by the Treaty of Nice.
In July 2002, the Commission communicated the decision to the companies concerned, which appealed against it to the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Further appeals against this decision have also been filed by other public-sector commercial companies and by Confservizi.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
On the invitation of the Commission and while continuing to pursue action to overturn the decision, the Italian State has therefore activated a recovery procedure. This process has involved preparation of a survey questionnaire to identify the public-sector commercial companies that have benefited from the above tax exemption, and from loans granted by Cassa Depositi e Prestiti in the years under consideration.
The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (art. 27, Law 62 of April 18, 2005).. The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).
Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, case C – 207/05), Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007) made further amendments to the existing recovery procedures.
In this connection, new instructions were issued for the implementation of European Commission Decision 2003/193/EC, with a view to the recovery of aid equivalent to the unpaid taxes and related interest resulting from application of the tax exemption regime envisaged in art. 3.70 of Law 549 dated December 28, 1995, and art. 66.14 of Decree no. 331 of August 30, 1993, a converted with amendments into Law no. 427 of October 29, 1993.
In the first half of 2007, the Tax Authorities sent notices to AEM S.p.A. and ASM S.p.A. - pursuant to Decree no. 10/2007 - in the form of a "communication-injunction" concerning the alleged State aid enjoyed during the moratorium period.
On April 30, 2009, as explained in greater detail below, the Tax Office notified five further assessments in connection with the position of the former AEM S.p.A. and the former ASM S.p.A. pursuant to art. 27, Decree no. 185 of November 29, 2008, as converted with amendments into Law no. 2 of January 28, 2009, for around 64 thousand euro, including interest.
Decree no. 135 of September 25, 2009 (art. 19) introduced new instructions regarding recovery of the aid mentioned, essentially involving (i) the possible notification of further repayment assessments, (ii) the non-recoverability of any realised capital gains. As a result, on October 2, 2009, the company received six further assessments from the competent offices

for the recovery of amounts additional to those already claimed totalling about 220 million euro.
On this basis, the Italian Tax Authorities activated the recovery procedure by means of a fiscal-type assessment without offering any chance to defer or suspend payment.
The guidelines for recovery can be found in the Agenda of the Chamber of Deputies no. 9/01972/071, which was approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".
In exercising the powers granted, the Tax Authorities should have identified, in the specific circumstances, the actual enjoyment of illegitimate state aid that has not already been reimbursed.

Given that the lawsuits involving the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are the subject of separate proceedings at the Court of First Instance of the European Community and have different positioning in relation to the "communication-injunction" and other assessments, the two situations are explained separately for the sake of clarity.

Former AEM S.p.A. (now A2A S.p.A.)

In the action promoted by AEM S.p.A., on January 6, 2003, the Commission filed an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005. On March 15, 2006, AEM filed a brief in relation to the judgement pending before the Court of First Instance. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned.
On March 6, 2008, AEM communicated to the Court that it would welcome a move to combine the various lawsuits and, apparently, the other appellants also responded in the same way. The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by AEM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty,

and therefore confirming the decision made by the Commission. AEM impugned this sentence on a timely basis before the European Court of Justice.
With reference to art. 27 of Law 62 of April 18, 2005, AEM S.p.A. has carefully complied with the obligations placed on the former municipal utilities that are contained in the recovery regulations and related enabling instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62. The visit was merely to ascertain and finalise the amount of any taxes that were to be reimbursed. AEM S.p.A. gave the inspectors an ample statement on how the tax returns were compiled. Even if all possible forms of legal protection failed, it was deemed reasonable to assume that the Italian government's recovery actions would have involved revoking the benefits granted in different ways, depending on the public service sectors concerned. In particular, it was assumed that such action would have taken account of the actual degree of competition during the period of the measures being contested and, therefore, of the extent to which it may have been distorted.
In this regard, AEM's appeal explained that, during the 1996-1999 period examined by the Commission, the Company operated in sectors such as electricity and gas that were not opened up to competition, and in which AEM S.p.A. did not take part in any tenders for provision of the related services (an observation that has subsequently been repeated to the Court of Justice).
In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provisions were made for this matter in any of the financial statements approved up to December 31, 2006. This decision took account of objective uncertainties that make it impossible to obtain a sufficiently reasonable estimate of the charges that would be borne by AEM S.p.A. as a consequence of the above Decision.
Lastly, the majority of the profits distributed by AEM S.p.A. during the tax moratorium period were paid to the Municipality of Milan, which is part of the Public Administration. AEM S.p.A. did not receive any assisted loans from Cassa Depositi e Prestiti under the laws mentioned during the period considered by the Commission.
On March 30, 2007, the Milan I Tax Office notified four assessments, or "communication-injunctions" under Decree no. 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The amounts requested in these assessments, totalling 4.8 million euro inclusive of interest, were based on the Company's declaration made July 2005, except for the disallowance of the effect of applying the so-called "tombstone" tax amnesty under Law no. 289/2002.

Pursuant to Decree 10/2007, the amounts established but not paid over are subject to forcible collection via inclusion on the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the event of appeal.
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.
As a result of the above, the amounts paid were included in the 2007 accounts under "Financial expenses" and "Other non-operating expenses".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments have been reproposed before the Court of Justice. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company should be reimbursed since the concept of aid recovery would not be valid. To protect its interests, the Company decided to appeal against these communication-injunctions to the competent tax jurisdiction. The Provincial Tax Commission of Milan - Section 21 rejected these appeals in ruling no. 8 of January 25, 2008 and the sentence that establishes the amount of the recoverable aid is now definitive.
On April 30, 2009, the Tax Authorities notified three assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid that conflicts with EC regulations and the earlier decision of the European Commission. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners, where the case is still pending.
Based on current law, the amount requested, namely a total of 23 million euro, had to be paid within thirty days of notification of the provision, so A2A S.p.A. made the payment on May 8, 2009.
On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-301/02 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.
As mentioned, on October 2, 2009, the Tax Authorities notified four assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former AEM that conflicts with EC regulations.
Having paid a total of 184 thousand euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which - after combining them with those of ASM S.p.A. - discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.
Following this sentence, A2A S.p.A. asked the Tax Authorities to reimburse the sums paid by way of recovery of the alleged "State aid", but without receiving any reply.

The Milan 1 Office of the Lombardy Tax Authorities filed an appeal against this sentence on April 9, 2010.

Former ASM S.p.A. (from January 1, 2008 absorbed by A2A S.p.A.)

As regards ASM's position, the company has also impugned the decision before the Court of First Instance in Luxembourg with an appeal filed on its own account on January 2, 2003 and "ad adiuvandum" in support of AEM S.p.A. and AMGA S.p.A.
ASM felt that the European Commission's decision 2003/293/CE of July 5, 2002 could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.
On January 6, 2003 the Commission filed an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.
The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by ASM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. An appeal against this ruling has been filed with the European Court of Justice.
The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.
BAS Bergamo, which was absorbed with effect from May 18, 2005, and ASVT had negative taxable income during the years in which the moratorium applied, so it is probable that no tax will be due.
In April 2007, ASM received a communication-injunction under art. 1 of Decree 10/2007 from the Brescia Tax Office for the periods 1998 and 1999.

Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.

At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23, the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction to pay.

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice.

In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.

While waiting for the question to be decided, the Shareholders' Meeting of ASM has resolved not to consider distributable an amount of 13 million euro representing a portion of the free reserves formed during the period of the "tax moratorium".

On April 30, 2009, the Tax Authorities notified two assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid to the former ASM that conflicts with EC regulations. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners.

Based on current law, the amount requested, namely a total of 41,6 million euro, had to be paid within thirty days of notification of the provision, so A2A S.p.A. made the payment on May 8, 2009.

On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-180/03 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified two assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former ASM that conflicts with EC regulations.

Having paid a total of 35,8 million euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which - after combining them with those of ASM S.p.A. - discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10. Following this sentence, A2A S.p.A. asked the

Tax Authorities to reimburse the sums paid by way of recovery of the alleged "State aid", but without receiving any reply.

The Milan 1 Office of the Lombardy Tax Authorities filed an appeal against this sentence on April 9, 2010.

***

Decision regarding the Tax Authorities' appeal against sentence no. 137/01/10, relating to the positions of the former AEM S.p.A. and the former ASM S.p.A.

When this appeal was lodged, A2A S.p.A. filed a defence brief with its own counter-arguments.

On July 5, 2010, the Tax Authorities' appeal was heard before the Regional Tax Commission, which accepted it.

While waiting to know the motivations of this sentence, the Company is evaluating whether to appeal against it.

Consul Latina c/BAS

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina.
Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee due to Consul Latina, which sued for payment in 1998. The lawsuit is still underway with various procedural objections, some recent, such as the fact that all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney; a problem that has been resolved subsequently.
In the appeal ref. EXP 82218, Sentence 3697/3000 dated May 9, 2008, Consul Latina requested that the proceedings be declared void given that the lawyers had no powers and claiming damages due to a delay in the filing of documents by BAS in 2008. The Court has rejected all of these claims. The judge also refused the appeal ref. EXP 90779, Sentence 5317534 dated May 20, 2005, in which Consul Latina claimed that Avv. De Florio had no powers of representation at the hearing held in August 2005 due to the absorption of BAS by ASM.
On November 10, 2008, Consul Latina attempted to file a new claim against BAS, EXP 095148, requesting information about Enerfin S.r.l. in liquidation, designed to find out if ASM was still a shareholder and, if not, the selling price obtained. Apparently, the way in which Consul Latina notified this request was considered inadequate by the Court.
We have been informed by the lawyer, Mr De Florio, that, according to Consul Latina, the amount payable on May 10, 2007 was $1,872,000, calculated on a principal of $720,000 plus

interest of 1% from April 1999 and that a possible offer by ASM to settle the dispute for $400,000 would not be accepted.
In a more recent communication (November 18, 2008), the lawyer reiterated that the coefficient to be applied to the value of the principal to understand the sum due by BAS in the event of losing the lawsuit was 27.22%. He also confirmed that, over the last two years, the interest rate applicable to commercial settlements had remained the same at 1.55%.
In May 2009, the lawyers filed new documents but without outcome.
On November 16, 2009, the judge condemned A2A to pay a fine of 300 pesos per day from May 6, 2009 for not having provided the information required about the sale on that date; the lawyers appealed immediately and for this reason no fine has yet been paid.
In the lawyers' opinion, the sentence will be quashed; if this does not happen, the fine accruing up to February 2010, the date of the last deed deposited as part of the appeal, came to $ 22,265.
In February 2010, A2A renewed the mandate of the Garrido Law Office to find a way of settling the original lawsuit brought by Consult Latina and take the necessary steps to revoke the pledge filed by Consul Latina on HISA's subsidiaries. The Court's decision is still awaited. There are no updates on recent legal matters.

ENEL/AEM Elettricità S.p.A. (now A2A Reti Elettriche S.p.A., controlled by A2A S.p.A.)

Via a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. (now A2A Reti Elettriche) of the power distribution business in the municipalities of Milan and Rozzano. AEM Elettricità S.p.A. asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. AEM Elettricità in turn filed a claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business, as imposed by the law.
In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered".
The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end established a figure of about 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.
By a sentence filed on June 9, 2008, the Milan Court set a new price for the business based on the indications of the expert witness (Lire 990.8 billion) and rejected the claim for damages

made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and that carried out by the Board of Experts was such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, leading to a very different result from that reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriate nature" of certain parameters used by the Board of Experts.
Considering the price established by the Board of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.
There are various objections that can be made to this sentence.
To start with, we do not agree that the price established by the Board of Experts was affected by errors, or that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did - while at the same time asking for a fairness review of the price set by the Board of Experts. A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the statement of the conclusions is expected on April 5, 2011. Subsequently, with writ served on May 28, 2009, Enel has sued A2A, based on this sentence by the Milan Court (which was not a sentence of condemnation), asking that A2A should be condemned to pay Euro 88,244,342, as well as interest at the legal rate and monetary revaluation from October 31, 2002. At the first hearing of this case on November 24, 2009, the plaintiff waived the injunction and the parties are now waiting for the above appeal to go ahead.
An agreement was negotiated with the counterparty during the year allowing any costs to be paid in instalments so as to eliminate the risk of the Company having to pay out a sizeable amount all at the one time.
When preparing the 2009 annual report, it was decided, for prudence sake, to maintain the book value of the goodwill relating to the business transferred at 88 million euro, as shown in the business's balance sheet at the time of its transfer, booking the contra-entry to a provision for risks and charges of the same amount and ancillary charges of 24 million euro.
There have been no developments during the period under review.

AEEG/ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A) and certain subsidiaries in connection with the way that the gas tariff was built up in the event of customers switching provider.
AEEG fined the companies involved a total of 2.1 million euro. The companies affected by these sanctions paid the amount requested in the first half of 2007, given the compulsory nature of the Authority's decision, but they appealed to the TAR (regional administrative court) against the AEEG's lack of reasons and the iniquity of the fine inflicted compared with the amount charged to customers for switching.
The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).
The State Procurator's Office did not appeal, so the sentence became definitive. The Company has asked for the amounts paid to be reimbursed and declared excessive by the administrative judge.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers. The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction. There were no significant updates on this matter during the period.

A2A S.p.A./Dott. Buzzi

Mr. Buzzi sued AEM S.p.A. (now A2A S.p.A.) before the Milan Court by a writ served on May 24, 2001.
Mr. Buzzi challenged before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed for issue of bonds.
AEM S.p.A. appeared at the hearing on November 19, 2003, filing a defence statement
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil

Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.
With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.
Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

Arbitration initiated by Ecovolt for breach of the Ostros Energia S.r.l. investment and shareholder agreement

On May 25, 2009, the minority quotaholders of Ostros Energia S.r.l. initiated arbitration proceedings under a settlement clause contained in the Investment Agreement signed with ASM on January 30, 2007, with a view to establishing a breach of the agreement by A2A, given that it had failed to finance the development of Ostros and had not complied with the provisions of art. 2.5 of the Agreement.
These matters were first examined by the parties towards the end of 2008, and legal opinions were obtained.
The Board of Arbitration is made up of Prof. N. Irti, Prof. G. Sbisà and Prof. M. Cera. During the first meeting on March 4, convened to make the obligatory attempt at reconciliation, the board took note of the absence of the parties as the conditions did not exist for a settlement and scheduled for April 26, 2010 the hearing to cross-examine the parties, to this end inviting their legal representatives or informed persons with right of attorney. The board also established November 20, 2010 as the deadline to conclude the arbitration proceedings.
After this cross-examination hearing, the board issued its order no. 6309/20 on June 3, 2010 in which it asked the Arbitration Chamber to appoint an expert witness to explain the difference between the projects mentioned in the Investment Agreement of January 31, 2007, in particular the San Biagio project, and the projects covered by the Baltic Agreement.

This request suspends the deadline by which the arbitration proceedings ought to be concluded.

Arbitration Ostros Energia S.r.l. vs Wind Baltic S.a.

Arbitration initiated by Baltic Wind International S.A. before the Milan Arbitration Chamber pursuant to the Framework Agreement dated January 14, 2008

Baltic Wind S.a. has requested the arbitrators to confirm non-performance by Ostros Energia S.r.l. and rule that it must settle two invoices issued in 2008 as advance payments for investments in companies that were developing the wind-power projects that Ostros Energia S.r.l. had the right to purchase, if the outcome of due diligence was positive and all the conditions described in the contract were satisfied.

The following invoices were presented by Wind Baltic S.a. but not paid by Ostros Energia S.r.l.:

- inv. 5/2008 dated July 16, 2008 – Ramacca Project – 52.2 MW for Euro 1,252,800;
- inv. 4/2008 dated June 7, 2008 – Brognaturo Project – 42 MW for Euro 504,800.

These invoices were issued pursuant to the Framework Agreement signed on January 14, 2008, covering a period of 5 years and intended to facilitate the development of wind power. This Framework Agreement gave Ostros exclusive rights over the projects developed by Baltic Wind, together with an obligation to purchase the quotas of the Wind group companies that were developing the above projects, but only if all the conditions described in the Framework Agreement were satisfied.

The preliminary identification of the wind power projects favoured by Ostros under the terms of the Framework Agreement gave Baltic Wind the right to obtain advance payments against the purchase of the equity investments concerned, subject to other conditions listed in the Framework Agreement; on this basis, Wind issued the above invoices that were not paid by Ostros.

The Board of Arbitration comprises Prof. Avv. Ugo Carnevali (Chairman), Prof. Avv. Angelo Castagnola (appointed by Wind) and Avv. Salvatore Sanzo (appointed by Ostros). The company is defended by Prof. Dalmotto from the University of Turin.

On September 22, 2009 the parties presented their first documentation, the second on October 30; the meeting for an attempt at mediation was fixed for November 16, 2009 In the context of the arbitration process, Ostros Energia S.r.l. has explained its reasons for not paying the above invoices and which require rescission on the basis that the contract is excessively onerous, as envisaged in the Framework Agreement.

The parties have communicated to the Board of Arbitration that they are currently negotiating a settlement; following this communication, the board temporarily suspended its activities.

On July 14, 2010, having completed these negotiations, Baltic Wind S.a. and Ostros Energia S.r.l. signed a settlement under which, without either admitting fault, they wound up the

Framework Agreement, abandoned the dispute brought by Baltic Wind S.a. before the Board of Arbitration and settled their reciprocal economic claims. Accordingly, Baltic Wind S.a. will reimburse, within 18 months from signing and in three instalments of different amount, the advances of Euro 2,390,000 already paid by Ostros Energia S.r.l., retaining the amount of Euro 1,200,000 by way of contribution towards the expenses incurred in developing the projects during the period when the Framework Agreement was valid; the settlement also establishes how the legal expenses are to be dealt with.

Arbitration initiated by Ecovolt before the Brescia Arbitration Chamber pursuant to the Articles of Association against Ostros Energia S.r.l.

Ecovolt disputes the resolution adopted at the Shareholders' Meeting held on April 14, 2009, since it involves conflicts of interest and other defects, including issues related to the financial statements.
The entire Board of Arbitration was appointed by the Brescia Chamber of Commerce and comprises Avv. Prof. Schlesinger, Avv. Prof. Consolo and Avv. Prof. Guizzi. Ostros Energia S.r.l. is defended by Avv. Prof. Dalmotto from the University of Turin.
On September 30, 2009 the parties presented their first documentation and the second papers were be presented on October 20, 2009; the meeting for an attempt at reconciliation was fixed for November 4, 2009.
At this meeting, it was clear that there was no chance of reaching a settlement, so December 5, 2009 was set as a new deadline for submissions; on December 21, 2009, the Board announced that it had postponed the deadline for submissions to April 9, 2010, which is the date for the next hearing, after which the Board will consider the investigatory phase completed and will then issue its decision.
On July 7, 2010, Ostros Energia S.r.l. received from its lawyers a copy of the arbitration award, which (i) declares that the board does not have the competence to know about the request to ascertain the invalidity of the resolution approving the financial statements at December 31, 2008, (ii) accepts the request for cancellation of the resolution to write down and reconstitute the share capital passed by the shareholders' meeting of Ostros Energia S.r.l. on April 17, 2009, inviting the directors to take steps in accordance with art. 2377, last paragraph, of the Civil Code, as referred to in art. 2479 ter C.C., (iii) quantifies the expenses incurred by Ecovolt for an amount of Euro 60,000 with Ostros Energia S.r.l. required to pay 50% and (v) orders Ostros Energia S.r.l. to pay 75% of the arbitration and secretarial fees and other expenses for the arbitration proceedings, as quantified in a separate ordinance.

As regards the main tax disputes, please note the following:

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 on the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.
By a sentence dated January 14, 2009, deposited on April 2, 2009 the Provincial Tax Commission considered unfounded the assessment regarding the amount due for 2002; as a result, the Tax Authorities ordered a complete rebate of the tax bill of 485,380 euro that had already been paid by the company.
The tax bill relating to 2003, 635,845 euro, arrived on April 20 and was paid in full by the deadline; an appeal has been filed against the collection charges made.
The tax bills for 2004 and 2005, 968,699 euro, arrived on July 2 and were settled on August 31, after offsetting the tax credit referred to above.
After using 1,604 thousand euro during the year, the balance on the provision at December 31, 2009 comes to 1,343 thousand euro.
The appeal relating to 2003 was discussed on October 23 and the sentence in the company's favour was filed on December 29, 2009.
The appeal relating to 2001 was discussed on January 25 and the sentence in the company's favour was filed on April 22, 2010.
the appeals relating to 2004 and 2005 were discussed on February 17 and the company is still waiting for the sentence to be issued by the Provincial Tax Commission for both cases.
The Tax Authorities has filed an appeal against sentence no. 106/07/09, which accepted AMSA's appeal against the 2002 VAT assessment. The company's counter-arguments were presented to the Regional Tax Commission on July 6, 2010.

A2A Trading S.r.l. - VAT Assessments on Green Certificates

On December 23, 2009 the Milan Tax Office notified to A2A Trading S.r.l. a VAT assessment relating to 2004 for failure to invoice taxable transactions with a consequent request for higher VAT, fines and interest totalling 3.3 million euro.
In particular, with this assessment the Tax Office fined A2A Trading S.r.l. for failure to bill the Tollee (Edipower) alleged sales of green certificates.
After looking into the situation with the other Tollers, we decided that we disagreed with the conclusions of the Tax Authorities. Under the Tolling Contract, the Tollers are, on the one

hand, the owners of the raw materials, including the fuel that they sell to the Tollees to produce electricity and, on the other, the titleholders ab origine of the electricity produced. The delivery of green certificates by the Toller to the Tollee cannot in any way be considered a transfer of ownership of the certificates.
This means that there has been no infringement on the part of A2A Trading S.r.l. and no provisions have been made as a result.
A2A Trading S.r.l. has filed an appeal against this assessment, asking for the entire amount to be cancelled.

A2A Reti Elettriche S.p.A. - Assessment of registration tax for the change in the value of goodwill relating to the sale of the "higher protection" business to A2A Energia S.p.A.

On February 16, 2010 the Milan 3 Tax Office notified an adjustment and payment advice for the registration tax due on the sale of the "High Protection" business between A2A Reti Elettriche S.p.A. (now A2A Reti Elettriche S.p.A.) and AEM Energia S.p.A. (now A2A Energia S.p.A.) on February 1, 2008. The Tax Office contests the amount of the "goodwill" and therefore the corresponding amount of registration tax due. The company attempted to negotiate a settlement, but as no agreement could be reached with the assessing office, it proceeded to impugn the deed notified with a view to appealing against it.

A2A Reti Elettriche S.p.A. – General tax audit on IRES/IRAP/IVA for the tax years 2005 and 2006

On January 18, 2010 the Milan Office of the Lombardy Regional Tax Authority began a general tax audit on A2A Reti Elettriche S.p.A. (previously Aem Elettricità S.p.A.), for IRES, IRAP and IVA purposes for the tax years 2005 and 2006. It was completed on June 18, 2010.

The main observations concerned VAT applied at a rate of 10% on sales of electricity for non-domestic uses. The higher amount of tax assessed comes to Euro 725,627 plus fines and interest. On July 16, 2010 the company presented a request to accept the assessment and close the dispute.

A2A Reti Gas S.p.A. - General tax audit for IRES/IRAP/IVA purposes for the tax year 2007

On February 24, 2010 the Brescia 2 Office of the Tax Authorities opened a general tax audit of A2A Reti Gas S.p.A. (formerly ASM Reti S.p.A.) for IRES, IRAP and IVA purposes for the tax year 2007. It was completed on April 29, 2010.

The main observations regarding significant infringements of the rules mainly concerned direct taxes.

The company reserves the right to impugn the deed notified before the legal deadline for appealing.

5) Environmental certificates as contingent assets

At June 30, 2010 the Group has an excess of environmental certificates (Emission Allowances and White Certificates).

0.2.2

Attachments to the condensed half-year consolidated financial statements

1 - Statement of changes in tangible assets

Tangible assets *Millions of euro*	**Net book value 12 31 2009**	**Changes of the period**		
		Investments	**Changes in category**	
Land	84	-	-	
Buildings	527	2	7	
Plant and machinery	2,905	49	19	
Industrial and commercial equipment	18	1	1	
Other tangible assets	69	4	3	
Landfills	11	12	-	
Assets held under concession (freely transferable)	403	-	-	
Construction in progress and advances	126	35	(30)	
Leasehold improvements	8	-	-	
Leased assets	13	-	-	
Grand total	**4,164**	**103**	**-**	

	Changes of the period							Net book value 06 30 2010
	Other changes		Write-downs	Disposals		Depreciation	Total changes of the period	
	historical cost	acc. depr.		Write-downs of assets	Accumulated depreciation			
	(9)	-	-	-	-	-	(9)	75
	10	-	-	-	-	(11)	8	535
	(27)	4	-	(9)	5	(98)	(57)	2,848
	-	-	-	-	-	(2)	-	18
	-	-	-	(15)	7	(9)	(10)	59
	-	-	-	-	-	(3)	9	20
	-	-	-	(2)	1	(30)	(31)	372
	(5)	-	-	-	-	-	-	126
	-	-	-	-	-	-	-	8
	-	-	-	-	-	(3)	(3)	10
	(31)	**4**	**-**	**(26)**	**13**	**(156)**	**(93)**	**4,071**

2 - Statement of changes in intangible assets

Intangible assets *Millions of euro*	**Net book value 12 31 2009**	**Changes of the period**	
		Additions	**Changes in category**
Industrial patents and intellectual property rights	23	3	1
Concessions, licences, trademarks and similar rights	829	29	1
Assets in process of formation	6	4	(2)
Other intangible assets	38	2	-
Goodwill	591	-	-
Total intangible assets	**1,487**	**38**	**-**

	Changes of the period							Net book value at 06 30 2010
	Reclassifications		Disposals book value of asset	Adjustments to acc. amortization	Write-down	Amortization	Total changes of the period	
	Gross value	acc. amort.						
	1	-	-	-	-	(6)	(1)	22
	-	-	(9)	5	-	(33)	(7)	822
	-	-	-	-	-	-	2	8
	(1)	-	-	-	-	(3)	(2)	36
	-	-	-	-	-	-	-	591
	-	**-**	**(9)**	**5**	**-**	**(42)**	**(8)**	**1,479**

3 - List of companies included in the consolidated financial statements

Name *Thousands of euro*	Registered office	Currency	Share capital
Scope of consolidation			
A2A Reti Gas S.p.A.	Brescia	Euro	442,000
A2A Reti Elettriche S.p.A.	Brescia	Euro	520,000
AMSA S.p.A.	Milan	Euro	52,179
ASMEA S.r.l.	Brescia	Euro	22,497
A2A Servizi al Cliente S.r.l.	Milan	Euro	12,405
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460
A2A Calore & Servizi S.r.l.	Brescia	Euro	150,000
Selene S.p.A.	Brescia	Euro	3,000
A2A Servizi alla Distribuzione S.p.A (formerly Cogas S.p.A.)	Brescia	Euro	250
A2A Energia S.p.A.	Milan	Euro	520
A2A Trading S.r.l.	Milan	Euro	1,000
Partenope Ambiente S.p.A. (formerly Bas International S.r.l.)	Brescia	Euro	120
A2A Produzione S.r.l.	Brescia	Euro	265,457
A2A Logistica S.r.l.	Brescia	Euro	250
Ecodeco S.r.l.	Milan	Euro	7,469
Aspem Energia S.r.l.	Varese	Euro	2,000
A2A Montenegro DOO	Podgorica (Montenegro)	Euro	300
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166
Aprica S.p.A.	Brescia	Euro	204,698
A2A Coriance SAS	Noisy Le Grand (Francia)	Euro	32,562
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126
Abruzzo Energia S.p.A. (1)	San Salvo (Ch)	Euro	130,000
Retragas S.r.l.	Brescia	Euro	34,495
Aspem S.p.A.	Varese	Euro	174
Varese Risorse S.p.A.	Varese	Euro	3,624
Montichiariambiente S.p.A.	Brescia	Euro	1,500
Ostros Energia S.r.l.	Brescia	Euro	350
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900
A2A Alfa S.r.l.	Milan	Euro	100
Plurigas S.p.A.	Milan	Euro	800
SEASM S.r.l.	Brescia	Euro	700
Proaris S.r.l.	Milan	Euro	1,875
Delmi S.p.A.	Milan	Euro	1,466,868
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1,787

See attachment 5 for the Ecodeco Group's shareholdings in subsidiaries.
See attachment 6 for the Coriance Group's shareholdings in subsidiaries.

(*) These percentages take account of the call and put options that can currently be exercised.

(1) An additional 5.00% interest in the share capital is subject to call and put options which can currently be exercised; these options were exercised in July 2010.
Note that A2A S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing 5 shares of par value € 50 each.

	% Group share-holding at 06 30 2010 (*)	Percentage held %	Shareholder	Valuation method
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Aspem S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
	99.99%	99.97%	A2A S.p.A.	Line-by-line consolidation
	98.08%	98.08%	A2A S.p.A.	Line-by-line consolidation
	97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
	94.95%	89.95%	A2A S.p.A.	Line-by-line consolidation
	91.60%	91.60%	A2A S.p.A. (87.27%) A2A Reti Gas S.p.A. (4.33%)	Line-by-line consolidation
	90.00%	90.00%	A2A S.p.A.	Line-by-line consolidation
	90.00%	90.00%	Aspem S.p.A.	Line-by-line consolidation
	80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
	80.00%	80.00%	A2A S.p.A.	Line-by-line consolidation
	74.50%	74.50%	A2A S.p.A.	Line-by-line consolidation
	70.00%	70.00%	A2A Trading S.r.l.	Line-by-line consolidation
	70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

4 - List of shareholdings carried according to equity method

Name	Registered office	Currency	Share capital (*)
Shareholdings carried according to equity method			
Transalpina di Energia S.r.l.	Milan	Euro	3,146,000
PremiumGas S.p.A. (formerly A2A Beta S.r.l.)	Bergamo	Euro	120
Ergosud S.p.A.	Roma	Euro	81,448
Ergon Energia S.r.l. in liquidation	Milan	Euro	600
Metamer S.r.l.	San Salvo (Ch)	Euro	650
Asm Novara S.p.A.	Brescia	Euro	1,000
Bergamo Servizi S.r.l.	Sarnico (Bg)	Euro	10
SET S.p.A.	Toscolano Maderno (Bs)	Euro	104
e-Utile S.p.A.	Milan	Euro	1,000
Azienda Servizi Valtrompia S.p.A.	Gardone Valtrompia (Bs)	Euro	6,000
Ge,S,I, S.r.l.	Brescia	Euro	1,000
Centrale Termoelettrica del Mincio S.r.l.	Ponti s/Mincio (Mn)	Euro	11
C'è Gas S.r.l. in liquidation	Cernusco s/Naviglio (Mi)	Euro	10
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	Euro	1,000
Visano Soc, Trattamento Reflui Scarl	Brescia	Euro	25
Alagaz S.p.A.	San Pietroburgo (Federaz. Russa)	USD	24,000
LumEnergia S.p.A.	Lumezzane (Bs)	Euro	300
Coges S.p.A.	Bassano Bresciano (Bs)	Euro	1,100
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420
Zincar S.r.l. in liquidation	Milan	Euro	100
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	Euro	1,194
Metroweb S.p.A.	Milan	Euro	20,180
ACSM-AGAM S.p.A.	Monza	Euro	76,619
Edipower S.p.A.	Milan	Euro	1,441,300
Utilia S.p.A.	Rimini	Euro	900
Futura S.r.l.	Brescia	Euro	2,500
Prealpi Servizi S.r.l.	Varese	Euro	2,250
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.)	Rovereto (Tn)	Euro	219,000
Rudnik Uglja Ad Plejvlija	Plejvlja (Montenegro)	Euro	21,493
Ecodeco Group consolidation (1)			
Coriance Group consolidation (2)			
Elektroprivreda Crne Gore AD Nikšić (EPCG - Montenegro) (3)	Nikšić (Montenegro)	Euro	958,666
Total shareholdings			

(*) Share capitals are expressed in thousands of euro.
(1) See attachment 5 for the Coriance Group's shareholdings in subsidiaries.
(2) See attachment 6 for the Coriance Group's shareholdings in subsidiaries.
(3) The method of consolidation is explained in the section entitled "Consolidated procedures".

	Percentage held %	Shareholder	Book value 06 30 2010	Valuation method
	50.00%	Delmi S.p.A.	2,027,699	Equity
	50.00%	A2A Alfa S.r.l.	2,189	Equity
	50.00%	A2A S.p.A.	67,922	Equity
	50.00%	A2A S.p.A.	616	Equity
	50.00%	A2A S.p.A.	1,115	Equity
	50.00%	A2A S.p.A.	517	Equity
	50.00%	Aprica S.p.A.	119	Equity
	49.00%	A2A S.p.A.	2,238	Equity
	49.00%	A2A S.p.A.	2,028	Equity
	48.86%	A2A S.p.A. (48.48%) A2A Reti Gas S.p.A. (0.38%)	3,288	Equity
	47.50%	A2A S.p.A.	1,511	Equity
	45.00%	A2A S.p.A.	8	Equity
	40.74%	A2A S.p.A.	41	Equity
	40.00%	A2A S.p.A.	585	Equity
	40.00%	A2A S.p.A.	10	Equity
	35.00%	A2A S.p.A.	8	Equity
	33.33%	ASMEA S.r.l.	823	Equity
	32.70%	Aprica S.p.A.	594	Equity
	32.52%	A2A S.p.A.	2,672	Equity
	27.00%	A2A S.p.A.	58	Equity
	23.88%	A2A S.p.A.	860	Equity
	23.53%	A2A S.p.A.	12,584	Equity
	21.94%	A2A S.p.A.	43,512	Equity
	20.00%	A2A S.p.A.	412,948	Equity
	20.00%	A2A Servizi al Cliente S.r.l.	192	Equity
	20.00%	A2A Calore & Servizi S.r.l.	500	Equity
	12.47%	Aspem S.p.A.	706	Equity
	7.90%	A2A S.p.A.	59,866	Equity
	39.49%	A2A S.p.A.	19,066	
			1,793	See attachment 5
			1,705	See attachment 6
	43.70%	A2A S.p.A.	456,524	See note 3
			3,124,297	

5 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	
Scope of consolidation				
Ecodeco S.r.l.	Milan	Euro	7,469	
Ecodeco Hellas S.A.	Athens	Euro	60	
Ecolombardia 18 S.r.l.	Milan	Euro	658	
Ecolombardia 4 S.p.A.	Milan	Euro	17,727	
Sicura S.r.l.	Milan	Euro	1,040	
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	281	
Vespia S.r.l.	Turin	Euro	10	
A.S.R.A.B. S.p.A.	Biella	Euro	2,582	
Nicosiambiente S.r.l.	Milan	Euro	50	
Ecoair S.r.l.	Milan	Euro	10	
Shareholdings carried according to equity method				
SED S.r.l.	Robassomero (To)	Euro	1,250	
Bergamo Pulita S.r.l.	Bergamo	Euro	10	
Tecnoacque Cusio S.p.A.	Omegna (Vb)	Euro	206	
Bellisolina S.r.l.	Montanaso (Lo)	Euro	52	
Total shareholdings				

(*) Share capitals are expressed in thousands of euro.
The share capital of Sistema Ecodeco UK is in sterling.

	% Group shareholding at 06 30 2010	Percentage held %	Shareholder	Book value at 06 30 2010	Valuation method
					Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
	91.66%	91.66%	Ecodeco		Line-by-line consolidation
	68.55%	68.55%	Ecodeco		Line-by-line consolidation
	96.80%	96.80%	Ecodeco		Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
	98.90%	98.90%	Ecodeco		Line-by-line consolidation
	69.00%	69.00%	Ecodeco		Line-by-line consolidation
	99.80%	99.80%	Ecodeco		Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
		50.00%	Ecodeco	1,264	Equity
		50.00%	Ecodeco	257	Equity
		25.00%	Ecodeco	272	Equity
		50.00%	Ecodeco	-	Equity
				1,793	

6 - List of companies included in the consolidated financial statements of the Coriance Group

Name	Registered office	Currency	Share capital (*)
Scope of consolidation			
Coriance Sas	Noisy Le Grand - France	Euro	5,407
Aulnay Energie Services Sas	Aulnay-sous-Bois - France	Euro	610
Calo Rem Sas	Manosque - France	Euro	40
Castres Energie Services Sas	Castres - France	Euro	38
Mebois-Montrond Bois Energie Sas	Montrond-Les-Bains - France	Euro	40
Andrezieux Boutheon Energie Services Sas	Andrezieuz-Boutheon - France	Euro	40
Energie Meaux Sas	Meaux - France	Euro	3,050
Les Mureaux Energie Sservices Sas	Le Mureaux - France	Euro	40
Societé Thermique De Villiers Le Bel Gonesse Sas	Villiers-Le-Bel - France	Euro	150
Blanc Mesnil Energie Services Sas	Le Blanc Mesnil - France	Euro	40
Chelles Chaleur Sas	Chelles - France	Euro	369
Drome Energie Services Sas	Pierelatte - France	Euro	40
Eneriance Sas	Toulouse - France	Euro	150
Ris Enerige Services Sas	Ris Orangis - France	Euro	38
Societé Thermique De La Doua Sas	Villeurbanne - France	Euro	40
Services Energie Labruguiere Sas	Labruguière - France	Euro	38
VLBG Energie Sa	Viliers-le-Bel - France	Euro	781
Inter Industrie Thermique Sas	Nemours - France	Euro	60
Sogatherm Sas	Chalett sur Loing - France	Euro	8
SOFREDITH Société fresnoise de la distribution Thermique Sa	Fresnes - France	Euro	229
Societé Thermique De Salon De Provence Sa	Salon De Provence - France	Euro	39
Shareholdings carried according to equity method			
Gennedith Sas	Nanterre - France	Euro	85
Stade Energie Sas	Noisy-le-Grand - France	Euro	153
Eriva Sas	Montereau - France	Euro	100
Societé Thermique de Laval Saint Nicolas Sa	Laval - France	Euro	472
Via Confort Sas	Saint-Etienne - France	Euro	1,100
Coge Sante Lille Gie	Sant-André-es-lille - France	Euro	n.a.

(*) Share capitals are expressed in thousands of euro.

	% shareholding consolidata di Gruppo at 06 30 2010	Percentage held %	Shareholder	Book value at 06 30 2010	Valuation method
	100.00%	100.00%	A2A Coriance Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	83.00%	83.00%	CORIANCE Sas		Line-by-line consolidation
	83.00%	83.00%	CORIANCE Sas		Line-by-line consolidation
	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
		26.45%	CORIANCE Sas	141	Equity
		50.00%	CORIANCE Sas	929	Equity
		50.00%	CORIANCE Sas	85	Equity
		25.00%	CORIANCE Sas	280	Equity
		49.00%	CORIANCE Sas	270	Equity
		34.00%	CORIANCE Sas	-	Equity
				1,705	

7 - List of financial assets available for sale

Name - *thousands of euro*	**Percentage held %**	**Shareholder**	**Book value 06 30 2010**
Financial assets available for sale (AFS)			
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
Immobiliare-Fiera di Brescia S.p.A.	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
Autostrade Centropadane S.p.A.	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Others:			
A.C.B. Servizi S.r.l.			
Alesa S.r.l.			
ANCCP S.r.l.			
AQM S.r.l.			
AvioValtellina S.p.A.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Bergamo Energia S.p.A.			
Brescia Mobilità S.p.A.			
Brixia Expo-Fiera di Brescia S.p.A.			
Cavaglià Sud S.r.l. (in liquidation)			
CESI			
Consorzio DIX.IT (in liquidation)			
Consorzio Intellimech			
Consorzio Italiano Compostatori			
Consorzio L.E.A.P.			
Consorzio Milan Sistema (in liquidation)			
Consorzio Polieco			
Cramer Scrl			
Curdem			
Emittenti Titoli S.p.A.			
Guglionesi Ambiente S.c.a.r.l.			
INN.TEC. S.r.l.			
Isfor 2000 S.c.p.a.			
S.I.T. S.p.A.			
Soc.di Progetto Brebemi S.p.A.			
Stradivaria S.p.A.			
Tirreno Ambiente S.p.A.			
Total other financial assets			**2,968**
Total financial assets available for sale			**12,071**

0.3
Interim report on operations

Results sector by sector

The business sectors in which the A2A Group operates are as follows:

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation andtrading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of WTE or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire

Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification). Activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries and systems design services.

Other Services and Corporate

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other services also include video surveillance services, data transmission, telephony and internet access services.

Macroeconomic scenario

The world economy showed signs of recovery in the first half of 2010, with a higher rate of growth in the first quarter, even if the intensity of this expansion still differs considerably from country to country. Strong rates of growth have only been seen in Asia, Brazil and other emerging nations. The recovery is still being bolstered by the stimulus given by governments' monetary and budget policies and by an extended process of restocking. However, growth prospects appear to be lower than they once were for both the mature and emerging economies. The former are being weighed down by the depressive effects of the budget measures to correct public finances and the lack of an upswing in employment: so far, the recovery in output has been accompanied by an extremely modest number of new jobs.
In emerging economies there are rising fears that the rate of growth may slow down as a result of the weak recovery in mature economies and the anti-inflationary policies introduced by the central authorities.

The scenario in the United States for 2010 will be boosted by various temporary factors that will make the recovery apparently more dynamic than expected, especially in the first half: the growth expected in 2010 is of 3.3%, and in 2011 of 2.9%. In the Euro area, GDP is expected to grow by 1% in 2010, picking up to 1.3% but only in 2011, while the latest estimates for the Italian economy indicate growth of 0.9% in 2010 and of 1.3% in 2011, which is higher than the previous forecasts (source: IMF-WEO).
Inflation in the Euro area went down to 0.3% at the end of 2009, subsequently rising again in the first half of 2010. Further increases in inflation are expected during the rest of the year, though on average the trend in consumer prices should stay around 1.4-1.6%, while it is likely to hit 1.6% in 2011 (Source: ECB), remaining amply under the threshold of 2%. The principal factors pushing up inflation are commodity prices and the first hikes in indirect taxation. On the other hand, prices of goods and services should be held down by the underutilisation of resources and rising unemployment.

Overall, having struggled at the end of 2009, Euro-area GDP grew by 0.6% in first quarter 2010 compared with the same quarter a year ago, whereas Italy's GDP grew at a headline rate of 0.5% during the same period.

As regards interest rates, we are still seeing the various countries' Central Banks continue their expansive monetary policies in an effort to encourage economic recovery.
Having reduced the cost of money in America to an all-time low of 0.25% in the second half of 2008, the Federal Reserve has kept it at that level ever since. In Europe, the European Central Bank has maintained its reference rate at an all-time low of 1%, which was reached in May 2009, and no hikes are expected for the rest of 2010.
The upswing in commodity prices, which in the Euro-zone has been accentuated by the weakness of the single currency, has had a negative impact on inflation, which in June came to 1.4% in Europe. In Italy, inflation during the same period rose by 1.3% on June of the previous year.
As for the trend in the euro/dollar exchange rate, 2010 saw constant devaluation on the part of the euro, sliding from 1.43 in January to 1.22 dollars in June (Source: BCE).

Energy market trends

The energy scenario in the first half of 2010 featured constantly rising prices for Brent (the point of reference for the fuel market) and for all oil-based commodities. The prices of these products reached highs in April and stayed at these levels for the rest of the period.
The average price of Brent in the first half of 2010 came to 78.4 $/bbl (59.2 €/bbl because of devaluation of the euro against the dollar compared with the end of 2009).
These rises are due to an increase in demand driven by the growth taking place in the main Asian economies: the Chinese economy, in particular, began to expand again with double-figure growth (11.1% in first half 2010, 10.3% in second quarter 2010) for the third quarter running.
As regards the scenario for the Italian power market, the first half of 2010 saw trading pick up, even if this recovery, which was seen above all in the first three months, is struggling to consolidate.
During the period, the demand for electricity came to 158.5 TWh, 1.8% higher than in the first half of the previous year. Load coverage was guaranteed 85.5% by domestic production with the remaining 14.5% being covered by imports.
National power generation (net) came 76.87% from thermoelectric sources, 18.05% from hydroelectric sources, 4.87% from geothermal and wind power sources and 0.22% from photovoltaic sources.
With respect to the same period of the previous year, hydroelectric output has gone down by 13.6%, while wind power has increased by 43,4%, thermoelectric by 6% and geothermal by (+2.4%). Photovoltaic output has increased by 25.3%.
The net domestic production rose by 2.6%, whereas the foreign balance declined by 4.1%.
The average level of the PUN (Base Load Single Nationwide Price) for the first half of 2010 came to 61.6 €/MWh, a reduction of 7.2% compared with the same period of 2009 (66.4 €/MWh).
The PUN is therefore in line with the average figure shown above for all of the individual months in the period under review.
This, together with the rising trend in commodity prices, has led to a constant erosion of market operators' profit margins.

As regards the natural gas market in Italy, compared with the same period of 2009, the first half of 2010 has seen a rise in consumption due to the slight economic recovery and more conducive weather conditions.

During the period, consumption came to 44.1 billion m3, with a rise of 10.6% compared with the 40.0 billion m3 in the same period last year.

More specifically, the first half has posted an uptick in consumption, both industrial and civil. Despite substantial rises in February and March, consumption in thermoelectric sector, on the other hand, is still lower than in first half 2009, confirming that the signs of recovery are not generalised as they affect certain sectors more than others.

As regards the supply of gas, 2010 has seen an increase of 3.1% in national output, contrary to the trend of recent years, and a 14% increase in imports.

Compared with the same period of 2009, there has also been a change in the procurement mix, due above all to the contribution made to supplies by the start-up of the regasification terminal at Rovigo (now functioning up to speed), though it is also partially due to the gas pipelines that bring in gas from Russia (TAG) and Algeria (TTPC and TMPC).

Even though consumption is higher than expected, the market has continued to feel the consequences of the crisis, both in terms of volumes sold and in terms of the price levels observed.

In particular, the decrease in demand for gas compared with the years prior to 2009 has led to the formation of prices on European hubs that are lower than the long-term contract prices (linked to the prices of oil and petroleum products).

The companies that held significant quantities of long-term contracts therefore took advantage of the "take or pay" clauses and in order to preserve their competitiveness, they are now wanting to renegotiate the contractual prices and/or delivery conditions with their counterparties.

Even if to date only some of these complex negotiations have been concluded, in June, with resolution ARG/gas 89/10, the Electricity and Gas Authority order the potential benefits of these renegotiations to be passed on to end-customers.

During the second quarter of the year, spot prices came close to Brent prices again. However, it is felt that this may only be a transitory result.

Lastly, after waiting for many years, from May work commenced on the development of a central platform for trading in gas to be run by GME, with a view to introducing a Gas Exchange that will provide meaningful price updates from October 1, 2010.

Energy Sector

The Energy Sector includes the following activities:

- **Electricity generation:** power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 5.7 GW ([1]);
- **Energy Management:** the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;
- **Sale of electricity and gas:** marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:

Energy	A2A Group companies consolidated	
Electricity generation	• Abruzzoenergia	• BAS-Omniservizi
Energy Management	• A2A Energia	• Plurigas
Sale of electricity and gas	• A2A Trading	• Aspem Energia
	• Asmea	• A2A Produzione
	• Ostros Energia	• A2A Servizi al Cliente

(1) Includes 20% of Edipower's plants.

Recent evolution in the regulations of the electricity sector

Large hydroelectric concessions

Decree Law 78/2010 (the so-called Budget Manoeuvre), published in the Official Gazette on May 31, introduced a surcharge on large hydroelectric concessions (article 15.6); on the proposal of the Ministry of the Economy, together with the Ministry for Economic Development and the Ministry of the Environment and with the collaboration of the State-Regions Conference, an additional annual fee will have to be established by DPCM from 2010 to finance environmental protection and paid to the State by those that hold major water concessions for hydroelectric use. The same decree will also determine the amount of the surcharge in relation to the average nominal power capacity of the plants, though it cannot exceed the current fee for each concession. It will also establish the deadline and methods of payment.



Production from renewable sources - Guidelines for the Single Authorisation

While waiting for the publication in the Official Gazette of the Guidelines for authorisation of the construction and running of electricity production plants fed by renewable sources ("Single Authorisation") adopted in accordance with art. 12 of D.Lgs. 387/03 following the go-ahead given by the Unified Conference to the text prepared by the Ministry for Economic Development, together with the Environment and Cultural Heritage Ministries.

Emissions Trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plants that emit CO2 into the atmosphere have to have an authorisation from the competent national authority and cover their emissions with equivalent rights, part of which issued free of charge on the basis of the Emissions Allocation Plan adopted by each country.

The 2020 EU Plan approved by the European Parliament and Council was published in April 2009. The plan includes three directives concerning the promotion of renewables with a view to satisfying 20% of end consumption by the year 2020; a revision of the ETS (Emissions Trading System) for after 2012 the legislative framework for CCS (Carbon Capture and Storage). Articles 16 and 17 of Law 96/2010, EC 2009, passed in June, contain the mandate given to the government to adopt EU Directives.

With the the Decision dated April 19, 2010, based on the criteria previously laid down in resolution ARG/elt 77/08, the Authority quantified the amount to be recognised to the owners of CIP 6 plants subject to the Emissions Trading Directive to pay for the charges incurred in 2009 for each emission quota purchased.
The reference values recognised for each emission quota under the methodology introduced under the current instructions for the second assignment period (2008-2010), called Pflex and Peua and calculated on the basis of the prices prevailing on the market for emission quotas, have been set at 11.82 and 13.26 Euro/ton of CO_2, respectively.

Decree 72 of May 20, 2010, published in the Official Gazette on May 21, 2010, adopted urgent measures for the assignment of CO_2 emission quotas for plants that began functioning after the adoption of the National Assignment Plan (PNA) for the second period of application (2008-2012) of the European Emissions Trading System.

Green certificates

In February 2010, GSE established the offer price of its Green Certificates for the current year. This price is 112.82 €/MWh, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 €/MWh and the average annual selling price of electricity in 2009 as per article 13, para. 3, of Decree 387/03, of 67.18 €/MWh, fixed by the Authority with resolution ARG/elt 3/10.

Art. 2.3 of Decree 72 of May 20, 2010 also cancelled paragraphs 18 and 19 of art. 27 of Law 99 of July 23, 2009, i.e. cancellation of the reform introduced by the Development Law (no. 99/2009) regarding the Green Certificates mechanism, which envisaged the transfer from producers/importers to the users of the withdrawal dispatching service, of the obligation under the Bersani Decree (art. 11) relating to the injection into the national power system of energy produced by plants fed by renewable sources or the purchase of all or part of the equivalent quotas of the related rights from other producers, providing they inject into the national power system energy produced from renewable sources.

Art. 45 of Decree 78/2010 also eliminated the obligation for the GSE to withdraw any surplus of Green Certificates (GCs), a measure introduced in order to maintain GC market equilibrium in the event of excess offer, guaranteeing the holders of rights a placement price for the surplus certificates that was certain.

Following numerous complaints about this provision from the trade associations of firms in the renewable energy sector, which highlighted the fact that this solution could complicate Italy's pursuit of the energy saving objectives laid down at European level (the EU's 20-20-20

climate and energy package), the V Permanent Commission (Budget) of the Senate subsequently approved an amendment to the text of the law, entirely replacing the provision under which with a decree to be issued by the end of the year it was ensured that the overall amount of expense deriving from GSE's withdrawal of unsold GCs, starting with those for 2011, is 30% lower than those for 2010, foreseeing that at least 80% of this reduction should derive from limiting the quantity of GCs in excess.

The Chamber of Deputies confirmed the amendment to the conversion law on July 29.

Interpretation of the rule is still controversial and its implementation will require clarification.

Cip 6/92

In accordance with art. 3.12 of Decree 79/99, GSE withdraws and remunerates the energy produced by generation plants fed by renewable and assimilated sources that benefit from incentives (including CIP 6/92).

Under art. 2 of the Decree dated November 27, 2009, the electricity withdrawn by GSE on the basis of these forecasts is sold to operators by means of assignment procedures handled by GSE.
January saw the publication of the decree of the Ministry for Economic Development for the assignment of CIP 6 energy for 2010. The decree provided for the assignment of 2010 CIP 6 rights for a total of 4,100 MW, 17% of which was reserved for the Single Buyer for the higher protection market.
Following the subsequent publication by GSE on its website of the tender for the assignment of these products, the competitive bidding between applicants led to the assignment to A2A Energia of rights for 127 MW.

Art. 3 of the decree dated November 27, 2009 provides that the sale or assignment price of such electricity (hereafter: CIP 6 price) is 57 euro/MWh for the first quarter of 2010 and will be adjusted during the year by the Authority using methods similar to those adopted for 2009 with resolution ARG/elt 11/09 according to the trend, calculated on a quarterly basis, of the price index as per art. 5 of the Decree dated December 19, 2003 (Approval of the integrated text of the Rules Governing the Power Exchange).

With resolution ARG/elt 9/10, the Authority therefore adopts for 2010 a mechanism for updating the CIP 6 price similar to the one used for 2009 and provides that the CIP 6 price for each quarter of 2010, starting from the second one, should be determined starting from the corresponding price for the first quarter of the same year (set at 57 euro/MWh), according to the ratio between the average PUN for the quarter prior to the one to which the update

relates and the average PUN for the last quarter of 2009, based on the formula laid down in the resolution.
GSE will publish the CIP 6 price calculated in this way on its website by the tenth day of the first month of each quarter of 2010, starting from the second quarter; the assignment price for the second quarter of 2010 has been set at 63.69 euro/MWh.

Recent regulatory changes in the natural gas sector

Gas supply

Protected economic conditions

With resolution ARG/gas 64/10, the Authority extended for one calendar year, to September 30, 2011, the deadline for the end of the transitional application of the protection service for non-domestic gas end-customers with consumption of less than 200,000 m3/year, of which at letter c) of art. 2 of the TIVG, with the intention of giving them adequate information prior to their automatic transfer to the free market.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

GWh	**06 30 2010**	**06 30 2009**	**Change**	**% 2010/2009**
SOURCES				
Net production	**6,129**	**5,637**	**492**	**8.7%**
- thermoelectric production	4,260	4,109	151	3.7%
- hydroelectric production	1,869	1,528	341	22.3%
Purchases	**14,343**	**11,150**	**3,193**	**28.6%**
- Single Buyer	1,657	1,782	(125)	(7.0%)
- Power Exchange	5,342	5,534	(192)	(3.5%)
- foreign markets	3,818	2,827	991	35.1%
- other purchases (*)	3,526	1,007	2,519	n.a.
TOTAL SOURCES	**20,472**	**16,787**	**3,685**	**21.9%**
USES				
Protected market sales	1,657	1,782	(125)	(7.0%)
Sales to eligible customers and wholesalers (*)	9,331	7,109	2,222	31.3%
Sales on the Stock Exchange	6,130	5,795	335	5.8%
Sales on foreign markets	3,354	2,101	1,253	59.6%
TOTAL USES	**20,472**	**16,787**	**3,685**	**21.9%**

(*) includes the Interconnector and Sleeve activities.
Note: the sales figures are shown gross of any losses.

In the first half of 2010, the Group's total electricity output came to 6,129 GWh, to which has to be added purchases of 14,343 GWh, for a total availability of 20,472 GWh.
Group production has risen compared with the same period last year thanks to the contribution made by the Monfalcone plant and the Calabria hydroelectric nucleus purchased from E.ON Produzione on July 1, 2009, as well as the thermoelectric plant at Scandale, which entered service in the second quarter of 2010. This additional output more than offset the lower load factor of the Group's other thermoelectric power stations and the lower level of rainfall in first half 2010 compared with the same period of 2009.
There has also been an increase in the electricity traded on both the Italian market and on foreign markets, while the reduction in sales to the protected market was offset by an increase in sales on the retail and wholesale markets.

Quantitative data - gas sector

millions of cubic meters	06 30 2010	06 30 2009	Change	% 2010/2009
SOURCES				
Procurement	3,209	2,602	607	23.3%
Withdrawals from warehouse	(5)	143	(148)	(103.5%)
Internal consumption/GNC	(16)	(3)	(13)	433.3%
TOTAL SOURCES	**3,188**	**2,742**	**446**	**16.3%**
USES				
End-customers	1,137	1,128	9	0.8%
Thermoelectric	642	715	(73)	(10.2%)
Heat	131	26	105	403.8%
Wholesalers	1,278	873	405	46.4%
TOTAL USES	**3,188**	**2,742**	**446**	**16.3%**

Quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery.

The volumes supplied in the first six months of 2010 amounted to 3,209 Mcm, an increase of 607 Mm3 compared with first half 2009, while withdrawals from stock declined by 148 Mcm.

The total volumes for sale to end-customers came to 1,137 Mcm, substantially in line with the same period last year.

On the contrary, there has been an increase in the volume of gas destined to wholesaler customers, which pass from 873 Mcm in the first half of 2009 to 1,278 Mcm in the same period of 2010.

Income statement

millions of euro	01 01 2010 06 30 2010	01 01 2009 06 30 2009	Change
Revenues	2,245	2,194	51
Gross operating income - EBITDA	191	278	(87)
% of revenues	*8.5%*	*12.7%*	
Depreciation, amortization and provisions	(97)	(55)	(42)
Net operating income - EBIT	94	223	(129)
% of revenues	*4.2%*	*10.2%*	
Investments	16	45	(29)

In the first half of the year under review, the Energy Sector turned in revenues of 2,245 million euro (2,194 million euro at June 30, 2009). This increase of 51 million euro is attributable to the electricity sector.

The gross operating income - EBITDA passes from 278 million euro at June 30, 2009 to 191 million euro in the first half of 2010. Both the electricity and the gas sectors have contributed to this result.

Gross operating income of the electricity sector, equal to 162 million euro (-37 million euro with respect to the same period of 2009) was penalised by the lower profit margins of the trading portfolio compared with the first half of 2009, when it was possible to take advantage of opportunities created by the unexpected widening of spreads between Italian and foreign market prices, and by a contraction in energy prices on the wholesale market and the absence of non-recurring income elements that benefited the first half of last year.

The contraction in margins was partially offset by an improvement in profitability brought about by expanding the perimeter of the Group's own power plants (to include the Monfalcone plant and the Calabria hydroelectric nucleus) and by a good performance on the part of commercial activities.

The Gas Sector is showing gross operating income of 29 million euro, for a decrease of 50 million euro compared with the first half of last year. This reduction, which was already visible in the first quarter of 2010, is mainly attributable to the different hysteresis (or non-reversibility) of the indexing formulas used in the curves of gas revenues and unit costs. Another factor that contributed to this contraction in margins was the non-recurring income for energy equalisations that took place in previous years.

Depreciation, amortization and provisions amounted to 97 million euro (55 million euro at June 30, 2009). This item includes the higher depreciation deriving from the acquisition of the Monfalcone plant and the Calabria hydroelectric nucleus.

As a result of the above changes, the net operating income (EBIT) came to 94 million euro (223 million euro in the first half of 2009).

Capital investment during the period came to 16 million euro and mainly concerned the extraordinary maintenance work carried out at the Monfalcone thermoelectric plant (to replace the bridge crane in the coal movement area for 1 million euro and extraordinary maintenance of Units 1 and 2 for 8 million euro) and the revamping of the hydroelectric plant at Prevalle sul Chiese (2 million euro). Extraordinary maintenance was also carried out on the hydroelectric plants in Valtellina (3 million euro) and Calabria (1 million euro) and on the thermoelectric plants at Cassano D'Adda, Ponti sul Mincio and Gissi (1 million euro).

Heat and Services Sector

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services . The following is a short description of these activities:

- **Cogeneration and District Heating:** production, distribution and sale of heat, production and sale of electricity, as well as operation and maintenance on the cogeneration plants and district heating networks;
- **Heat and other services:** management of heating plants owned by third parties and facility management.

The companies listed below are part of the Heat and Services Sector:

Heat and Services	A2A Group companies consolidated
Cogeneration	• A2A Calore & Servizi • Proaris • Gruppo Coriance • Varese Risorse
District Heating	
Heat and other services	

Key quantitative and economic data of the sector are reported below.

Quantitative data

GWht	06 30 2010	06 30 2009	Change	% 2010/2009
SOURCES				
Plants:	**1,007**	**937**	**70**	**7.5%**
- Lamarmora	327	380	(53)	(13.9%)
- Famagosta	86	85	1	1.2%
- Tecnocity	41	38	3	7.9%
- Coriance plants	356	306	50	16.3%
- Other plants	197	128	69	53.9%
Purchases from:	**746**	**618**	**128**	**20.7%**
- From third parties	301	289	12	4.2%
- From other sectors	445	329	116	35.3%
TOTAL SOURCES (*)	**1,753**	**1,555**	**198**	**12.7%**
USES				
Sales to end-customers	1,753	1,555	198	12.7%
TOTAL USES	**1,753**	**1,555**	**198**	**12.7%**

(*) Net of losses
Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

The increase in output compared with the same period last year is mainly due to the contribution made by the plants of the Coriance Group and the cogeneration plant of Varese Risorse (a subsidiary of Aspem SpA).

Income statement

millions of euro	01 01 2010 06 30 2010	01 01 2009 06 30 2009	Change
Revenues	198	202	(4)
Gross operating income - EBITDA	39	45	(6)
% of revenues	19.7%	22.3%	
Depreciation, amortization and provisions	(27)	(18)	(9)
Net operating income - EBIT	12	27	(15)
% of revenues	6.1%	13.4%	
Investments	25	24	1

During the period under review revenues came to 198 million euro (202 million euro at June 30, 2009). The contraction of 4 million euro is attributable to the trend in unit sales revenues for heat and electricity which fell during the period under review compared with the first half of 2009. This contraction was partially offset by the higher quantities of heat sold to end-customers compared with the first half of last year.

Gross operating income comes to 39 million euro and shows a decrease compared with the first half of 2009, substantially brought about by the trend in unit revenues and production costs of heat, which are affected by trends in the gas market. Moreover, in the first quarter of 2009, the output of the Lamarmora plant benefited from particularly favourable levels of cost for heating oil.

Depreciation, amortization and provisions amount to 27 million euro (18 million euro in the first half of last year).

As a result of these changes, the net operating income (EBIT) amounts to 12 million euro (27 million euro at June 30, 2009).

Investment in the period, amounting to 25 million euro, mainly involved the development of the district heating networks for 15 million euro, extraordinary maintenance and development on the plants in Milan, Bergamo, Brescia and Varese areas for 7 million euro, as well as capital expenditure realised by the Coriance Group (totalling 3 million euro).

Environment Sector

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

- **Collection and street sweeping:** cleaning streets and collecting refuse for transport to its final destination;
- **Treatment:** an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, waste-to-energy and energy recovery or disposal in a landfill;
- **Disposal:** this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through waste-to-energy or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:

Environment	A2a Group companies consolidated
Collection and street sweeping	Ecodeco Group
Treatment	Amsa Group
Disposal and energy recovery	Aprica
	Montichiariambiente
	Ecofert
	Partenope Ambiente
	Aspem S.p.A.



Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector, which was revised during 2008 by the so-called "Unified Amendment". The new legislation (also known as the Environment Consolidation Act) has expressly abrogated the Ronchi Decree (Decree 22 of February 5, 1997) with regard to the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

Waste Traceability Control System

With DM of December 17, 2008, subsequently amended and integrated by DM of February 15, 2010, a Waste Traceability Control System was set up and run by the Carabinieri Section for Protection of the Environment, to permit computerisation of the special waste chain throughout Italy (and of urban waste in the Campania Region).
The system simplifies the procedures and steps to be implemented by waste sector operators, reducing the costs incurred by companies. It also manages in an innovative and efficient manner a complex and variegated process with guarantees of greater transparency, awareness and prevention of illegal practices.

IT System for the Cross-Border Transport of Waste

Resolution 8/11175 of the Lombardy Regional Council of February 3, 2010, entitled Implementation of the computerised management of waste exports through the use of the SITT (Sistema Informativo Trasporto Transfrontaliero di rifiuti or IT System for the Cross-Border Transport of Waste), follows a period of testing chosen by the Lombardy Region's Director of Networks, Public Services and Sustainable Development that has been going on since 2006 as part of the management and monitoring of the transport of special waste, during which a system that follows the entire route used to transport waste across borders was developed.
Export reports that previously had to be handed in on paper at specific offices will now be completely computerised, being protocoled and transmitted on-line through the use of the CRS (Regional Services Card).
A system was also developed to monitor the routes used by waste transporters to check that the routes planned are those that are effectively used, making it possible to identify any

anomalous journeys. In the event of variances from the planned route or of anomalous journeys, the system will raise the alarm and send messages to the entities that control such situations.

Assessment of the environmental impact of waste disposal and recovery plants ("VIA")

With Regional Decree 8/11317 of February 10, 2010, a methodology was adopted to check whether waste disposal and/or recovery plants are subject to the VIA system.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	06 30 2010	06 30 2009	Change	% 2010/2009
Waste collected (kton) (*)	502	497	5.0	1.0%
Waste disposed of (kton)	1,398	1,339	59.0	4.4%
Electricity sold (GWh)	606	477	129.5	27.1%
Heat sold (GWht) (**)	502	381	121.0	31.8%

(*) Waste collection in the municipalities of Milan, Brescia, Bergamo and Varese.
(**) Quantities at the plant entrance.

During the period under review the waste collected came to 502 thousand tons, substantially in line with the first half of 2009.
The increase in waste disposed of compared with the first half of the previous year (+4.4%) is attributable to a higher number of hours work of the waste-to-energy plant of Brescia which, in the first months of 2009, was stopped for extraordinary maintenance.
For the reasons mentioned above, there has been an increase in the quantities of electricity sold (+27.1%) and of heat produced (+31.8%).

Income statement

millions of euro	01 01 2010 06 30 2010	01 01 2009 06 30 2009	Change
Revenues	395	371	24
Gross operating income - EBITDA	141	107	34
% of revenues	*35.7%*	*28.8%*	
Depreciation, amortization and provisions	(45)	(46)	1
Net operating income - EBIT	96	61	35
% of revenues	*24.3%*	*16.4%*	
Investments	30	30	-

In the first six months of the year, the Environment Sector booked revenues of 395 million euro (371 million euro at June 30, 2009). This growth is principally due to the positive contribution made by the Brescia waste-to-energy plant, as well as the fact that the Company runs the Acerra waste-to-energy plant and the Caivano waste treatment plant.

Gross operating income is up on first half 2009 to 141 million euro. As mentioned previously, this positive performance is largely thanks to the contribution made by the Brescia waste-to-energy plant, which in the early months of 2009 suffered a stoppage for extraordinary maintenance, as well as to the waste treatment activities in the metropolitan area of Naples.

Depreciation, amortization and provisions are of 45 million euro, in line with the first half of the previous year.

In light of these trends, net operating income (EBIT) in first half 2010 comes to 96 million euro, an increase of 35 million euro compared with the same period of 2009.

Capital investment in the first six months of 2010, for a total of 30 million euro, was mainly for the maintenance of waste treatment plants, on landfills (14 million euro) and waste collection vehicle and containers (5 million euro), as well as interventions to develop and maintain waste-to-energy plants (9 million euro).

Networks Sector

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

- **Electricity Networks:** the transmission and distribution of electricity.
- **Gas Networks:** the transport and distribution of natural gas.
- **Integrated water cycle:** water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.
- **Other services:** activities relating to public illumination, traffic regulation systems and the management of votive lights in cemeteries as well as systems design services.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

Networks	A2A Group companies consolidated
Electricity networks	• A2A Reti Elettriche • A2A Reti Gas • Bas SII • Camuna Energia • Retragas • Seasm • Aspem S.p.A. • A2A Servizi alla distribuzione
Gas networks	
Integrated water cycle	

Recent regulatory changes in the distribution sector

Natural gas distribution division

Assignment of the gas distribution service

Preliminary consultations are still underway prior to definition by the Ministry for Economic Development of the minimal territorial ambits envisaged by Law 99/2009, the so-called "Development Law" (Instructions for the development and internationalisation of companies, and on energy matters) and a decree to be issued by the Ministry to define the standard form of tender.

Commercial quality and safety of the natural gas distribution service

With resolution ARG/gas 7/10, the Authority amended the rules for the quality of the gas distribution service ("RQDG") relating to the verification of the gas measuring device on the request of the end-customer. This lays down a method to be used to reconstruct natural gas consumption once it is ascertained that a measuring device has been malfunctioning. It also changes the methods to be followed for carrying out the verification.
This procedure is to be applied to all requests for verification of measuring devices that lead to the identification of errors that are larger than the permitted values set by the current measurement regulations for all active low-pressure points of redelivery.

Lastly, it was decided to postpone the finalisation of other proposals regarding the rules for the verification of measuring devices on the request of end-customers to after further consultation, partly because of the complexity of the subject, and partly because of developments in technology and in the future decisions of the Authority on matters concerning gas measurement.

Distribution tariffs

With resolution Arg/gas 159/08 (Code of regulations for the quality and tariffs of the gas distribution and measurement services for the period 2009-2012: approval of Part II "Tariff regulation of the gas distribution and measurement services for the period 2009-2012), the Authority established a new tariff system for the third regulatory period (2009-2012), superseding the previous system based on tariff options by thermal year, calculated for each tariff ambit. The Authority has established an obligatory tariff, differentiated for only six tariff ambits, applied for the calendar year, to cover the costs relating to the distribution, measurement and selling service.

The new tariff regime provides for a remuneration of the net capital employed of 7.6% for distribution and 8% for measurement.
Operating costs are updated through the application of a price cap. The price cap applied to distribution operating costs is differentiated according to the size of the company.

The tariffs specifically relating to A2A Rete Gas S.p.A. have not yet been approved as clarifications still have to be received regarding resolution ARG/gas 197/09.
With resolution ARG/gas 197/09 and on the basis of what was indicated in the preliminary results contained in VIS resolution 169/09, the Authority approved the tariffs for the year 2009 for distributors for which the process of analysing the data transmitted was concluded with a positive result, while it deferred definitive approval for distributors that need further examination (including A2A Reti Gas S.p.A.) to a later provision.

Gas measurement

Following complaints by end-customers and consumer associations, with resolution VIS 18/10 the Authority launched an enquiry into possible disservices linked to the installation of turbine gas measuring devices at redelivery points servicing direct or indirect domestic end-customers by natural gas distribution firms that had more than 100,000 end-customers connected as of December 31, 2008.

Gas transport

With resolution ARG/com 93/10 a procedure was initiated to identify the criteria and methods of applying new tariff components to end-customers connected directly to the natural gas transport network; these tariff components were introduced by the same resolution: GST to finance the Account for the compensation of tariff benefits to disadvantaged customers in the gas sector and RET to finance the Fund for the measures and interventions for energy savings and the development of renewable sources in the natural gas sector.

Distribution of electricity

Tariff regime of the distribution service

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating expenses, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

Specific company equalisation

With resolution ARG/elt 87/09 the AEEG laid down a number of instructions for the Equalisation Fund in matters of advance payments on the amount of specific company equalisation (SCE) for the years 2008, 2009, 2010 and 2011 for which the SCE mechanism has not yet been activated.
The Electricity Equalisation Fund will pay the distribution companies admitted to the SCE mechanism during the period 2004-2007 amounts by way of advances, subject to adjustment, for the SCE relating to the years 2008, 2009, 2010 and 2011, to the extent of 80% of the definitive SCE awarded for 2006 and subsequent years.
The amounts will be paid to the beneficiary firms by June 30 of the year after the one to which the advance relates.

Distribution and sale communication standards

With resolution ARG/elt 13/10, in line with what is already in force for the gas sector, the AEEG has introduced an obligation for distributors with at least 100,000 end-customers at

December 31, 2009 to equip themselves from October 1, 2010 with an advanced communication device of the "Application-to-Application" type and/or internet applications for the provisions of commercial quality services. The other distributors have to equip themselves with PEC (Posta Elettronica Certificata, or certified e-mail) from March 1, 2010.

Electricity continuity

With resolution ARG/elt 34/10 the Authority approved the incentives and penalties for 2008 for all of the territorial ambits for which the trend levels of continuity for 2008 have been defined.

A2A Networks Elettriche was notified a overall value of 423,798.03 euro by way of incentive and 380,754 euro by way of penalty.
Under art. 24.5 of resolution 333/07 for 2008, payment of the penalty as per art. 22, to be made to the CCSE in three equal instalments, was deferred to the three subsequent years. Over the next three years, the penalty gets reduced by one annual instalment if the territorial ambit achieves the trend level assigned to it.

Rules common to the power and gas sectors

Energy efficiency

The decree of the Ministry for Economic Development of December 21, 2007 revised and updated the decrees of the Minister of Productive Activities and the Minister of the Environment of July 20, 2004 which obliged electricity and gas distributors that served at least 100,000 end-customers at December 31, 2001 to comply with certain energy savings objectives according to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

In particular, the decree revises upwards the national energy savings objectives previously determined in 2007 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

The unit tariff grant recognized for each year (t+1) obligatory after 2008 is to be defined by the Authority by November 30 of the previous year (t).

The tariff grant recognised for achieving certain energy savings objectives for the year 2010, laid down in resolution EEN 21/09, is worth 92.22 €/ton of oil equivalent (toe).

Energy savings objectives for the year 2010

With resolutions EEN 25/09 and 1/10, the Authority established the specific primary energy savings objectives of gas and electricity distributors for the year 2010.

Distributor	2010 objectives (toe)
A2A Reti Elettriche	106,094
A2A Reti Gas	122,282

Instructions on accounting and functional unbundling

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the various sectors.

To this end, the activities subject to unbundling have been given decision-making and organisational autonomy by assigning the administration to an "Independent Manager".

With Resolution ARG/com 57/10, the Authority closed the procedure initiated to implement the decisions of the CDS and TAR regarding functional unbundling.
In particular, note that it is possible to manage the following activities at the same time:

- transmission, (dispatching), distribution and measurement of electricity;
- (storage, regasification), transport, (dispatching), distribution and measurement of gas;
- distribution of natural gas and distribution and measurement of other gases by means of networks, on condition that the distribution and measurement of other gases and their sale are kept separate from a functional point of view;

- the activities mentioned in paragraph 7.1 (i.e. those subject to accounting unbundling) and the other activities mentioned in paragraph 4.2.v), providing the latter are carried on under a concession or concern services based on network infrastructures provided on an exclusive basis (this definitively resolves the critical factors that emerged during the consultation phase with regard to the proposals made by the Authority for the water or waste sector).

Integrated water service

Following an appeal by the Presidency of the Council of Ministers against Lombardy Regional Law 26 of December 21, 2003 "Regulations governing local services of general economic interest. Rules on waste management, energy, use of underground resources and water" (and subsequent amendments), the Constitutional Court declared art. 49.1 of the law illegitimate, as it permits the uncoordinated unbundling of network management and the provision of the integrated water service, thereby violating the state's competence in fundamental functions of municipalities, in conflict with the rules contained in Decree 152 of April 3, 2006.

Similarly, the Presidency of the Council of Ministers has appealed against Regional Law 01/09 and the Constitutional Court has confirmed its previous sentence of illegitimacy, extending it to the assessments regarding the Ambit Plan and the Regional Tariff Method (art. 4,c.1, letter b) and art. 5).

With reference to the sentence of the Constitutional Court 335/08 on the water purification tariff, the Environment Ministry issued a decree on September 30, 2009 entitled "Identification of the criteria and parameters for the restitution to users of the quota not due for the purification service". This decree defines the methods of restitution of the purification tariff for users connected to the sewage system without access to the purification service in implementation of art. 8-sexies, para. 4 of Law 13 of February 27, 2009 (law passed after sentence 335/2008 of the Constitutional Court).

The conversion into law of Decree 2 of January 25, 2010 provides for the abolition of the Optimal Ambit Authorities within a year of Law 191/2009 coming into effect (January 1, 2010). Moreover, it will be up to the Regions to attribute (possibly to new entities) the functions currently exercised by the Optimal Ambit Authorities in accordance with the principles of subsidiarity, differentiation and adequacy.
The rules governing integrated water services could therefore be altered during the year.

A.T.O. Brescia

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under art. 31 of Decree 267/2000 and subsequent amendments.

On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

At the beginning of 2009 the Lombardy Region approved Law 1/09 entitled "Amendments to the General Provisions for the Integrated Water Service as per Regional Law 26/03" published in the Official Bulletin of the Lombardy Region on January 2009. This rule was impugned by the Council of Ministers before the Constitutional Court for the parts regarding the determination of tariffs and verification of the ambit plans, alleging that the rules were in contrast with the provisions of the Environment Code, which reserves these functions exclusively to the State.

With resolution 2/09 of May 8, the Consortium General Meeting approved the "Regulations governing the Integrated Water Service", with effect from June 1, 2009. With resolution 3/09 the Consortium General Meeting approved the "Integrated Water Service Charter" which came into effect from June 1, 2009, superseding all other regulations previously applied by water service operators.

In June, the AATO announced that the Board of Directors had given its definitive approval to the integrated water service investment plan for 2009.

A.T.O. Bergamo

Art. 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorised this protection up until December 31, 2010 for management of the water service only in the City of Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026. The cessation of all operations in the other 32 municipalities from January 1, 2007 was also announced. BAS SII S.p.A. impugned the measure. In the meantime, it was decided not to take any action with regard to taking over the role of single operator of the OTA and to continue providing the service to ensure continuity of supply until such time that the appeal is accepted, as is probable.

At present, BAS SII is operating within its own catchment area:

- with CIPE tariff systems;
- with maintenance investments;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements according to the programme as per art. 141 of Law 388/2000 approved by the Provincial Administration with resolution G.P. no. 726 of December 23, 2001.

On March 26, 2009, the Official Gazette no. 71 published CIPE resolution no. 117 of December 18, 2008, which provides for the possibility for operators under the transitional systems of aqueduct, sewer and water purification services to ask for:

- a tariff increase up to a maximum of 5% to compensate for inflation during the years from 2003 to 2007;
- a subsequent increase for 2008 running from July 1, 2009 using the price-cap method;
- a similar increase to that of 2008 for 2009 running from July 1, 2010.

BAS-SII S.p.A. filed a request for a percentage increase in tariffs of 5% for the years from 2003 to 2007 and of 2.731% for 2008.

On May 28, 2010 Bas SII requested a 1.65% tariff adjustment for 2009, filing the related documentation at the offices of the former UPICA of Bergamo and with the provincial ATO.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	06 30 2010	06 30 2009	Change	% 2010/2009
Electricity distributed (GWh)	5,618	5,661	(43)	(0.8%)
Gas distributed (Mcm)	1,292	1,162	130	11.2%
Gas transported (Mcm)	249	197	52	26.4%
Water distributed (Mcm)	49	52	(3)	(5.8%)

The amount of electricity distributed during the first six months of the year came to 5,618 GWh, in line with the same period last year.
The quantity of gas distributed came to 1,292 Mcm, which is 11.2% up on the first half of 2009 because of low temperatures during the winter months which affected the demand for gas for heating purposes.
For the same reasons, the gas transported amounted to 249 Mcm, which is 26.4% up on the first half of last year (197 Mcm at June 30, 2009).
The volume of water distributed, equal to 49 Mcm, is slightly down on the first half of 2009 (52 Mcm at June 30, 2009) mainly due to a contraction in consumption in the province of Brescia.

Income statement

Millions of euro	01 01 2010 06 31 2010	01 01 2009 06 30 2009	Change
Revenues	311	312	(1)
Gross operating income - EBITDA	120	126	(6)
% of revenues	*38.6%*	*40.4%*	
Depreciation, amortization and provisions	(59)	(62)	3
Net operating income - EBIT	61	64	(3)
% of revenues	*19.6%*	*20.5%*	
Investments	60	69	(9)

In the first six months of the year, the Networks Sector earned revenues of 311 million euro, a decline of 1 million euro compared with the same period last year, and gross operating income of 120 million euro (126 million euro at June 30, 2009).

The Gas Sector earned revenues of 102 million euro, up by 11% on the same period last year. This result is prevalently attributable to the higher gas delivery revenues earned by applying the current tariffs laid down by the Authority for Electricity and Gas (resolution ARG/Gas 159/08).

For the reasons mentioned above, gross operating income comes to 50 million euro, 5% up on the first half of 2009.

The electricity sector is showing a reduction in revenues and EBITDA of around 10 million euro, which is largely due to the impact of non-recurring items in the first half of the previous year.

The Water Sector made revenues of 48 million euro, substantially in line with the previous half-year. Similarly, the gross operating income comes to 8 million euro (7 million euro at 30 June 2009).

Depreciation, amortization and provisions came to 59 million euro, in line with the same period of the previous year.

As a result of these changes, the net operating income (EBIT) amounts to 61 million euro (64 million euro at June 30, 2009).

Investment in the first half of 2010 amounted to 60 million euro, and concerned:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, maintaining secondary cabins, expansion and refurbishment of the medium and low voltage network, installation of new electronic meters and maintenance and upgrading of primary plants (31 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (16 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (13 million euro).

Other Services and Corporate

The following is a brief description of the activities carried on by this sector:

- **Corporate** ([1]): supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts.
- **Other services:** activities relating to video surveillance, data transmission, telephony and internet access services.



In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

Other Services and Corporate	A2A Group companies consolidated
Other Services	• Selene • Aspem S.p.A. • A2A Logistica
Corporate	

(1) This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

Income statement

Millions of euro	01 01 2010 06 31 2010	01 01 2009 06 30 2009	Change
Revenues	109	77	32
Gross operating income - EBITDA	(16)	(17)	1
% of revenues	(14.7%)	(22.1%)	
Depreciation, amortization and provisions	(16)		(16)
Net operating income - EBIT	(32)	(17)	(15)
% of revenues	(29.4%)	(22.1%)	
Investments	10	10	-

In the half-year under review, Other Services and Corporate Sector reported revenues of 109 million euro and a negative gross operating income of 16 million euro.

Net of depreciation, amortization and provisions, net operating income is negative for 32 million euro.

Capital investment for the year of 10 million euro mainly concerned IT systems (8 million euro).

Outlook for operations

The industrial results for the second half of 2010 will benefit from the latest round of measures taken to improve profitability, from the return to speed of the Brescia waste-to-energy plant, from the start-up of the activities in the waste sector in the Naples metropolitan area, from the additional contribution from trading on the market for environmental certificates, and from consolidation of EPCG.

However, the market context will continue to feature only a slight increase in the demand for energy products and a persistent tension on commercial margins. In the gas sector, A2A has started renegotiating its supply contracts for the new thermal year and if the outcome is positive, this should allow a partial recovery of profit margins in this sector during the last quarter of the year.

Overall, the industrial results for the year are unlikely to differ very much from those of 2009.

Human resources and industrial relations

At June 30, 2010 the Group employed 9,308 persons.

There have been 305 new hires, the majority in the environmental sector, 107 in Amsa S.p.A., 103 in Partenope Ambiente and 20 in Aprica S.p.A.

Labour cost has increased by 3.6% compared with the same period of 2009, principally because of automatic contractual mechanisms.

The following trade union procedures were activated during the year relating to the transfer of businesses between companies:

- transfer of the "Pronto Intervento Call Center" from Selene S.p.A. to A2A Reti Elettriche S.p.A;
- the absorption of A2A Produzione S.r.l. by A2A S.p.A.;
- the transfer of "Infrastructures (high tension power lines, stalls and busbars)" from A2A Reti Elettriche S.p.A. to Reti Trasmissione Energia Elettrica ASM S.r.l. (Retrasm S.r.l.);
- the transfer of "Distribution Invoicing" from A2A Servizi al Cliente S.r.l. to A2A Servizi alla Distribuzione S.p.A.;
- the transfer of the "Audit", "Planning & Control" and "Legal & Corporate" staff activities and services from AMSA S.p.A. to A2A S.p.A.

Discussions with the trade unions also concerned topics related to the above procedures and other important questions: work organisation, hiring levels, flexibility of working hours, bonuses based on results and participation, contractual simplification and harmonisation.

Technical training continued at an intense level, above all giving the courses envisaged to comply with the law of safety in the workplace, D.Lgs. 231/2001, for the application of the new quality standards and for the introduction of new IT technologies. In total, training involved 2,116 participants for a total of some 10,000 man/hours.

Corporate Social Responsibility

The creation of the A2A Group is also aimed to:

- reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources,
- create additional value in businesses such as gas, electricity, environmental services (e.g. waste-to-energy, treatment and disposal) and energy services for the territory (such as district heating and energy management),
- take on the role of an aggregating hub for small and medium sized entities in the energy and environmental field located in adjacent areas given that, in a context of growing competition and potential compression of operating margins, aggregation has been the solution to guarantee sustainable development in the Group's home territory.

The A2A Group has included Sustainability as one of its five key values, so as to highlight its attention and sense of responsibility to the impact that corporate decisions have on the environment and the community.

So in line with these values, the Group is continuing with its "Sustainability Project" with a view to providing support to top management in defining Group policy in questions of sustainability and to propose suitable application tools, including the Sustainability Report.

The Sustainability Project is by its very nature in constant evolution, even if it has already made it possible to develop all of the main tools for the orientation and governance of the decisions that impact the environment and the various communities. From those of corporate governance (values, code of ethics, specific bodies) to those of systematic relationship with stakeholders of various types, to those that inspire the decisions regarding quality, environment and safety, and on to the annual publication of a Sustainability Report which this year reaches its second edition.

It is precisely through the Sustainability Report that the Group intends to communicate with the maximum transparency as part of an integrated system of corporate governance the policies and commitments that it has taken on with respect to each category of stakeholder.

A2A S.p.A. received the "CEEP-CSR Label", a European prize for Corporate Social

Responsibility: leading European experts in the field of CSR gave recognition to A2A's efforts to integrate social and environmental rules into its own activities on a voluntary basis.
The most recent and significant activities are summarised below:

- the installation of flue-gas desulphurization wet (or FGD wet) equipment at the Monfalcone plant to reduce CO2 emissions by the coal-fuelled No. 1 and 2 Units. the adoption of this technology also permits a significant additional reduction in emissions with an efficiency rate of more than 92%;
- stoppage of the heavy oil-fed units at the Monfalcone plant in accordance with the municipal administration: the closure of the two fuel-oil units eliminates one of the main sources of atmospheric emissions in the area;
- works were completed on the modernisation of the heating plants and refurbishing of A2A's district heating network in the densely populated San Siro and Comasina neighbourhoods; thanks to this project, A2A is bringing "clean heat" to more than 10,000 Milanese families, with significant environmental benefits for the city thanks to a drastic reduction in CO_2 emissions;
- successful testing of an industrial process that permits reuse of residual sodium products (RSP) from the sleeve filters of the plant that neutralises the fumes produced by the Silla 2 Waste-To-Energy plant. In this way it is possible to recover as a raw material more than 80% of the 6,000 tons/year of RSP produced in this plant, leaving just over 10% to be disposed of;
- A2A S.p.A. earned a mention in the "Friend of the Environment Innovation Prize" for our project entitled "The development of district heating: the use of heat pumps with underground water";
- development of the protection of fishing in the rivers of the Upper Valtellina, seeding them with 41,000 brown trout and 1,500 adult rainbow trout;
- Amsa began using a plant for the treatment of street-sweeping waste which recovers the inert fractions contained in it, disposing of or incinerating only that portion that cannot be otherwise reused (mixed and organic waste). The process makes it possible to intercept 80-90% of the fractions that can be reused, producing recoverable inert material (sand and gravel) with characteristics that comply with the UNI standards for use in construction. It also makes it possible to reuse 75% of the water used in the process;
- a massive campaign was launched to make households more aware of the need to save energy by promoting low consumption devices. The campaign involved distributing around 516,000 free ecokits with guidelines on how to avoid wasting energy in the home;

- Aprica S.p.A., a Group company, was mentioned by the Foundation for Sustainable Development for its innovative street dust recovery plant. This plant makes it possible to reduce the waste produced by street sweeping that would normally be put in a landfill by more than 60%, obtaining UNI EN quality certified building materials. The plant limits the use of landfills, on the one hand, and the volume of sand and gravel taken from new quarries on the other.

The A2A Group has never been declared guilty for damage to the environment.

Innovation, research and development

The A2A Group's Environmental Quality and Safety Policy and the Charter of Values emphasise innovation, by adopting new technologies, research and development in the production and provision of corporate services as objectives that have to guide the investment decisions and day-to-day activities of all employees.

Some of the more important activities carried on by the A2A Group, some in collaboration with universities and other public and private institutions, are as follows:

The Plan for the development of district heating in the City of Milan

Also being prepared is the "Plan for the development of district heating in the City of Milan". The Plan is an integral part of the agreement stipulated on May 28, 2007, by the Mayor of Milan and the Chairman of the AEM Group, now A2A, called "Framework Agreement between the Municipality of Milan and AEM for energy diversification in the municipal territory by promoting district heating". The protocol of understanding is a tool to implement the A2A Group's business plan, one of its priority objectives being to spread the use of urban district heating, which is also in line with the Milan's policy of sustainable development. The objective of the Plan is to expand the area reached by this service by connecting new users to the existing district heating network and to build new systems, while at the same time achieving a significant reduction in polluting emissions deriving from the energy requirement for heating, to improve the quality of the air in the environment. To this end, the Plan provides for recourse to heat production plants based on innovative technologies with high standards of efficiency and environmental performance, such as the recovery of waste heat generated by processes that already exist on the territory (waste-to-heat plants), high-yield cogeneration and large-scale heat pumps that use water taken from the first water-bearing stratum for heat exchange purposes, i.e. a renewable energy source. The Plan also envisages a progressive integration of the networks, which will foster an even more efficient use of the available resources.

In order to reach the objectives set by the Agreement, the Plan can be periodically updated to the administrative, town planning and environmental scenarios that develop on the territory within which it is inserted or as a result of new restrictions and/or opportunities of a technical/economic nature as they arise.
As of today, the Plan envisages an increase of another 360,000 inhabitants equivalent by 2012 (corresponding to an increase in installed thermal power of 720 MW) compared with the 130,000 inhabitants equivalent served in 2007 (equal to 250 MW of installed thermal power). Another target set by the Plan for 2015 provides for a total increase of 600,000 inhabitants equivalent connected to the district heating service for additional installed thermal power of 1,200 MW.
Reaching the intermediate objectives set by the Plan is constantly monitored. At April 30, 2010, the overall extent of the district heating in the Municipality of Milan was 90 km of network (+5% on December 31, 2009) and 722 user substations installed (+8%) for a total power installed with users of 494 MWt (+9%).
The more significant activities carried on in the first half that made it possible to reach these objectives include the following: an additional expansion of the existing District Heating Networks (Famagosta and Figino); gradual extension of the network fed by the new Canavese plant, which was started up in 2007 and the start-up of District Heating in the Adriano area.
The activities carried on at the production plants include the completion of the works consisting of the water withdrawal and restitution wells for the functioning of the large heat pump (15 MW) installed at the Famagosta plant. The use of the electrically driven heat pump makes it possible to produce thermal energy effectively and without direct emissions of pollutants into the atmosphere, exploiting around two-thirds of the renewable heat contained in the water-bearing stratum. A similar heat pump is being installed at the Canavese plant. The table shows the energy and environmental benefits that can be achieved by implementing this Plan.

Plan for the Development of District Heating in the City of Milan - Estimates of the energy and environmental benefits

	District heating plan (2009)
Real connected thermal power [mwt)	+1,200
Equivalent inhabitants served [no.]	+600,000
Deadline	2015
Reduction in fuel consumption [gwh/year]	(413)
Reduction in emissions [tonnes/year]	
NOx	(268)
SO_2	(408)
PM10	(23)
CO_2	163,384

Research into the development of secondary energy basins

The tender entitled "Invitation to present Project Ideas in connection with the Strategic Plans foreseen by the PNR 2005-2007" split into 12 themes, was published by Ministerial Decree. On September 30, 2005 Ecodeco, together with 14 universities and research institutes, presented a Project Idea on theme 12 "Energy Saving and Distributed Microgeneration" entitled "Energy saving with the enhancement of Secondary Energy Basins as the distributed energy source. A Secondary Energy Source consists of the energy contained in the Residual Fraction of Urban Waste produced in the territory, which feeds it continuously in the same way that the rain feeds a hydroelectric basin." Ecodeco's Project Idea was approved by Decree of the Minister for Education, Universities and Research no. 242/Ric./2006 on February 9, 2006 with an invitation to present an executive plan. Ecodeco, as the proposer, presented its executive plan for industrial research on March 31, 2006, while the basic research project was presented by Milano Bicocca University. Six basic research projects were approved on February 21, 2007 by Ministerial Decree prot. no. 234/Ric./2007 and six industrial research projects were approved by Managerial Decree of the Ministry of Education, Universities and Research no. 369 on March 13, 2007. One of the executive projects approved was the one presented by Ecodeco, admitting it to benefits for both research and development (1.4 million euro) and industrial research (6.3 million euro). The basic research project, which runs from July 2007 to July 2010, involves 14 universities and research institutes and concerns the definition of the basic components and maximum objectives that could theoretically be achieved by the model for a system to enhance secondary basins. Very interesting results have already been achieved by the basic research project.

The industrial research project, which lasts from July 2006 to June 2010, is split into two main areas: *Waste & Power and Natural Energy from Waste.*

Waste & Power (burning waste and non-traditional fuels): the project proposes an innovative approach, which consists of considering the furnace-boiler system as an integral part of the fume treatment line with emissions that are already reduced from the start. The main topics are as follows: a) containment of NOx emissions by controlling the combustion parameters, b) neutralisation of high temperature fumes in the combustion chamber, c) thermal reduction of NOx in the combustion chamber with basic reagents, d) study of experimental superheaters that make it possible to increase the temperature of the steam produced, thereby improving the level of efficiency that can be achieved, e) study of boiler cleaning systems, f) study for the containment of PM10 and PM2.5 emissions by applying fibre or "absolute" filtering systems to waste combustion plants, g) development of systems for the treatment of cinder so that it can be reused. The results obtained at the end of the project confirm the validity of the approach and of the various project ideas. Particularly interesting results have been achieved in the lowering of fine particles and in the recovery of cinder, slag and other types of combustion waste.

Natural Energy from Waste (NEW): the basic idea is to separate the dried biomass obtained from the treatment of urban solid waste through the Biocubi® process ([1]) into a non-degradable fraction with a high energy potential (which can be used in cement production) and a slow degradable fraction that can be used in a Bioreattore Attivabile® landfill to produce biogas in a controlled, high yield manner. Object of the research are: a) new systems of separating biodried material, b) new systems of feeding fuel to cement plants that are very precise and reliable, c) methods of managing the Bioreattore Attivabile®, in particular, making improvements to the processes of activation, captation and treatment of the biogas, developing systems for treating and heating the leachate with a view to recycling it, increasing the production of energy from burning the biogas and improving the treatment of fumes produced by the motors. This area of research is also confirming the validity of the approach initially taken. The most interesting results have been achieved in the study of separation systems and in the development of innovative and effective systems for managing the various aspects linked to the production of electricity from the biogas extracted from the Bioreattori Attivabili.

(1) Biocubi® an innovative, patented process designed to dry urban solid waste and convert into dried biomass in Intelligent Transfer Stations (ITS)

Renewables

The production of electricity from renewable sources (rainfall, waste-to-energy, biogas, solar) in 2009 came to around 29.5%, reflecting the attention that the A2A Group is giving to the development of renewables.

Moreover, the electricity produced by burning waste came to around 11% of the total energy generated by the Group, with thermal energy accounting for 38%.

The attention given to renewables is also reflected in the sale during 2009 of 331 million kWh of electricity certified as having been produced from renewables.

Work group on the prevention and reduction of urban and other waste

The Lombardy Region and A2A with Aprica, a Group company, have prepared a study to identify the most useful steps that can be taken to reduce the quantity of waste, choosing Brescia as the pilot city. With support also from the Municipal Administration, we have set up a six-stage test which can be replicated in the Lombardy cities that form part of the Action Plan for the Reduction of Waste (referred to by its Italian acronym, PARR).

Two lines of action have been identified:

- upstream, reducing the potential quantity of waste, changing production methods so as to make products that are cleaner and longer-lasting;
- downstream, reducing the quantity of waste produced by consumers.

The various areas of activity of the project concern: the reduction of packaging material, the distribution of unsold food, the distribution of washable nappy kits, the encouragement of domestic composting, the development of shopping with returnable boxes (instead of plastic bags) and the promotion of "reuse days" to allow all citizens to exchange objects that they do not use.

Reduction of nitrogen oxide (NOx) emissions at the Brescia Waste-to Energy Plant.

The results of the tests carried out at the Brescia Waste-to-Energy (WTE) plant to lower NOx emissions are interesting and very promising.
The plant has three separate combustion lines fed with waste material made up of biomasses. All three have already been equipped with combustion gas recycling systems and non-catalytic systems for reducing nitrogen oxides (SNCR) which make it possible to limit the

concentrations of NOx to well below the European limit of 200 mg/Nm^3. To lower NOx emissions even more, a new experimental system, known as a High-Dust SCR, has been installed on one of the WTE plant's three combustion lines, with the catalyst inside the boiler where the fumes pass, i.e. in a position where the gas temperature is still quite high (270° C).). This is the first time in the world that a system of this type has been installed on this scale. This initiative is part of an European research project called NextGenBioWaste (Innovative Demonstration for the Next Generation of Biomass and Waste combustion plants for energy recovery and renewable electricity production).
The first catalyst entered service in March 2006 on line 2, then a new catalyst with a different mix of materials that is more resistant to wear and tear was installed at the end of 2008. In September 2009, another catalyst was installed on line 3 and in March 2010 installation work began on line 1.
Lowering emissions can be achieved without any loss of electricity yield, natural gas (or steam) consumption is avoided and there is no need for equipment for the post-heating of fumes.

Research into fine and ultrafine dust emissions from combustion plants

A2A has collaborated with the study commissioned by Federambiente to the LEAP laboratory (the consortium promoted and participated in by the Milan Polytechnic) on the topic of fine and ultrafine dust emissions from combustion plants.
This study, which began in 2007, has involved almost two years of work and was made up of two stages: the first stage was a critical analysis of the literature and know-how on the formation of fine and ultrafine dust (PU), on the characteristics of the sources and the potential effects on human health; the second was an experimental investigation to identify and quantify fine and ultrafine dust emissions from combustion processes in fixed plants, with particular attention to waste-to-energy plants. The results show that the concentration of ultrafine dust in the emissions of waste-to-energy plants built with the best technologies available (such as A2A's plants in Milan and Brescia) are fewer than those present in the surrounding atmosphere and considerably lower than those present in the issues deriving from the combustion of pellets and diesel oil in traditional heating boilers.

Studies of the emissions of refuse collection vehicles

Since 2008, AMSA S.p.A. and the EC Joint Research Centre in Ispra (VA) have been working together to carry out experimental checks on the emissions of AMSA vehicle, above all to compare the emissions of a vehicle run on 25% biodiesel with one run on natural gas.

The checks were carried out using two 23 m3 compactors equipped with JRC's portable measuring devices. During normal refuse collection activities in the city of Milan, these devices recorded the atmospheric emissions of the two vehicles, demonstrating that natural gas makes it possible to achieve a substantial reduction in dust (-75%) and NOx (-86%) released into the atmosphere.
AMSA is the first company to have carried out tests of this kind.
An experiment is also being carried out on four other AMSA vehicles to assess the performance of anti-particulate filters retrofitted to reduce the level of fine dust. This experiment has shown that the specific way in which such vehicles are used (with very low mileages) means that the engine practically never reaches the temperature that triggers off the filter as is needed to ensure that the residual dust held back is burnt, making it necessary to use an anti-particulate filter with ferrocene and spark plugs to trigger it off.

Electric cars for a sustainable city

On March 17, 2010, the "E-Moving" electric mobility project was presented to Palazzo Marino, Milan's City Hall. The plan provides for a year-long pilot phase in the cities of Milan and Brescia, starting in June 2010.

With the E-Moving Project, Brescia and Milan offer themselves as the "reference cities" for electric mobility in Italy, being the first to initiate the development of a structured power recharge network that will be complete and state-of-the-art, with 270 recharge points (200 in Milan and 70 in Brescia), of which 150 for motorists in public places (roads, carparks, etc) and the rest for private use (garages, condominium and company carparks).
The location of the public recharge points is currently being studied by A2A, in collaboration with the Municipalities of Milan and Brescia and the respective mobility agencies (ATM and Brescia Mobilità), according to the urban planning characteristics of the cities, users' needs and traffic flows.
The infrastructure, which A2A will begin to install in May, will be developed to provide two methods of recharging vehicles:

- standard, with 220V sockets from 10 to 16A, for recharging batteries in 6-8 hours
- rapid, with 400 V three-phase sockets from 32 to 63A, for recharging batteries in 20-30 minutes, depending on the amperage provided.

The recharge electricity provided by A2A will come from renewable sources, in line with the objective of a complete cycle with zero emissions. The vehicles that will be involved in the pilot scheme are two of the four making up the Renault Zero Emission range due to be launched in 2011.
The "E-Moving" project will also involve the "Smart Grid" project for distributors of electricity for cars. This project, which is being developed in collaboration with Milan

Polytechnic, Tampere University of Technology (Finland) and the Fundacio Privada Universidad e Tecnologia of Barcelona (Spain), is studying the best way to develop a recharge network to permit the creation of "fill-up" centres in a wide variety of places: from shopping centres to dedicated areas in the city, as well as traditional petrol stations.

Modernisation of AMSA's vehicle pool

The experimental use of electric road sweeper was concluded successfully in the first half of 2009. Another three vehicles of this type have now entered service with the Zama Department. Testing is continuing to reduce the emissions resulting from the introduction of antiparticulate filters on heavy vehicles (road sweepers) that run on biodiesel.

Moreover, having patented the "road sweeper facilitator" system, it is now possible to clean many of Milan's streets and pavements without car owners having to remove their vehicles. The system has now been improved with better ergonomics for the nozzle that has significantly reduced the weight and improved the grip, both for the system's response capacity and for the movements that the operator has to make.

Increase in the energy efficiency of the Silla 2 waste-to-energy plant

As regards the increase in overall energy efficiency of the Silla 2 Waste-To-Energy plant, a study was carried out thanks to which, with certain simple adjustments of the turbine and the existing thermal cycle, it will be possible to double the quantity of heat sold to the A2A district heating network, bringing the point of cogenerative energy efficiency of the plant (thermal + electric) to around 87% from the current 58%.

Over the useful life of the plant (estimated at 15 years) around 2,100 GWh thermal more than was originally planned will be recovered and sold.

Treatment of incinerator by-products

AMSA successfully concluded an important experimental study on the use of an innovative process for the recovery of the heavy ash (slag) produced by the Silla 2 waste-to-energy plant . From the cold and wet processing of the inert fraction of the slag (equal to around 80% of the total weight), we can obtain a product that can be used in the production of concrete as a replacement for cement (up to 20-30%). The characteristics of mechanical resistance of concrete obtained in this way are not any different from that made just with cement, but improve the chemical resistance and duration of the products over time, given that the product has characteristics similar to natural pozzuolana. Building this plant will make it possible to avoid having to deal with around 80,000 tons/year of slag, reducing its disposal costs to zero. The product (around 65,000 tons/year) will all be sold and used in the building industry, making it possible to save, net of the energy used in producing it, around 72,000 MWh/year and avoid emitting around 50,000 tons/year of CO_2.

AMSA successfully tested an industrial process that permits the recovery of residual sodium products (RSP) from the sleeve filters of the plant that neutralises the fumes produced by the Silla 2 Waste-To-Energy plant, which are currently treated as waste.

The exhausted RSP, suitably cleaned of heavy metals, is used to prepare a salt solution that can be used as a raw material in the production of sodium bicarbonate, the product that in turn is used to neutralise the fumes.

In this way, it will be possible to recover as a raw material more than 80% of the 6,000 tons/year of RSP produced in the Amsa plant, leaving just over 10% to be treated as waste.

Studies are still underway on a project for the re-use of the boiler and electrofilter ash of the incinerator to make prefabricated cement products.

Lastly, a project was launched to study the possible re-use of the ammonium sulphate that is produced in the process of purification of the underground water taken from the wells of the former landfill at Gerenzano. The plant should make it possible to treat the solution made with this salt, currently disposed of as a waste liquid, and to sell it as a raw material, producing 1,200 tons/year of 33% solution.

Risks and uncertainties

The A2A Group started a process of risk assessment reporting, inspired to the Enterprise Risk Management method of the Committee of Sponsoring Organizations of the Treadway Commission (COSO report). The purpose is to make the business risk management an integral and systematic part of management.

In particular, A2A has defined a risk model that takes account of the Group's characteristics, its multi-business vocation and sector of appurtenance; it has also commenced a process of self-assessment of risks that directly involves management.

This process supplements the monitoring of commodity price risk already carried out by the Group. This risk is in fact governed centrally by the Parent Company with the task of managing it and monitoring its evolution.

As required by art. 2428 of the Italian Civil Code, the description below indicates the main risks and uncertainties to which the Group is exposed, considering the sectors in which it operates and the particular aspects of its business model.

Financial risks

Commodity price risk (energy risk management)

Commodity price risk, i.e. the market risk linked to changes in the price of energy raw materials such as electricity, natural gas, coal, fuel oil as well as the by-products of these raw materials, is handled as part of the Risk Management function.
the rising volatility of these commodities entailed a considerable increase in the risks associated with any change in the value of the assets and of the cash flows of the companies in this sector.
Risk Management therefore has the specific objective of stabilising the cash flows generated by the asset portfolio and outstanding contracts to ensure the Group's economic and financial equilibrium.

The market risk involved in fluctuations in energy commodity prices and the exchange rates associated with them is managed centrally by means of a netting process for the entire exposure of the Group's portfolio, which is constantly monitored against a risk limit expressed in terms of economic capital.
Each year, the Management Board of A2A S.p.A. defines the commodity risk limits of the Group.
In accordance with the Group's Energy Risk Policy, the Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.

Market and rate risk

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
a structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. the method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%.

Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at 30 June 2010 more than 2,155 million euro of committed lines of credit that expire between 2011, 2012 and 2013. These lines are mainly to cover temporary liquidity requirements.

Default risk and covenants

In October 2003 and May 2004, A2A S.p.A. issued two bond loans of nominal value 500 million euro each with a 10-year maturity. During 2009, it also issued a bond loan of 1 billion euro with maturity November 2016.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan".

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. The Company discloses these covenants each year in the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), in the EIB loan originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and related cross currency swap with CSA ("put right" with a rating of less than BBB-).

The A2A Group has stipulated with various financial institutions a number of committed lines of credit for a total of 3,155 million euro (of which 2,970 million euro stipulated by A2A S.p.A.), which are not subject to any covenant nor do they have to maintain a certain level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold, (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance and iii) clauses which entail immediate reimbursement of the bonds in the event of serious non-performance of direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

In addition, the loan to the subsidiary Abruzzo Energia S.p.A. is backed by a secured guarantee (mortgage) for a maximum of 264 million euro.

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Risks linked to the external environment

Legislative and regulatory risk

The Group operates in a highly regulated sector. So one of the risk factors of this business is the constant - and not always predictable - evolution in the legislative and regulatory context for the electricity and gas sectors, as well as for the water cycle and environmental services.

To handle these risk factors, the Group has adopted a policy of monitoring and managing legislative risk in order to mitigate the impact, to the extent possible, by maintaining various levels of control. This involves an ongoing dialogue with the institutions and with the bodies that govern and regulate the sector, active participation in the activities of trade associations and work groups set up at these same entities, as well as examining legislative changes and the decisions of the sector Authority.
It also involves an ongoing dialogue with the business units affected by legislative changes in order to assess the potential effects in full.

Of the main topics involved in the current legislative evolution, we would point out in particular:

- the rules governing large hydroelectric concessions;
- evolution of the CIP 6/92 rules;
- the rules on the regulation of local public services, particularly in light of the amendments and integrations made to art. 23-bis of Law no. 133/08 on the duration of the transition period for current mandates, as per art. 15 of Law 166/2009.
- the evolution of the market rules on Green Certificates.

Large hydroelectric concessions

As regards the rules currently in force for the assignment of major water concessions, the 2006 Budget Law provided for a 10-year extension of all such concessions, in exchange for adequate investment in the modernisation of the installations. (This 10-year extension was based on the expiry dates laid down in art. 12.6, 7 & 8 of Decree 79/99, the "Bersani Decree"). Based on separate appeals against this measure by certain Regional Authorities, sentence 1/2008 of the Constitutional Court declared that part of the law was unconstitutional as it violated the regions power to make decisions in energy matters, which comes before that of the state. This sentence by the Court led to a situation where it was no longer possible to extend the concessions, whereas it did not entirely reinstate the rules contained in art. 12 of the Bersani Decree (paras. 3 and 5 remain abrogated, para. 2 has been abrogated and para. 1 has been replaced by the first part of art. 1.483 of the 2006 Budget Law). According to the sentence of the Constitutional Court, the determination of the tender parameters (minimum

organisational and financial requisites; parameters for the increase in power and energy generated) by the Ministry for Economic Development will also have to provide for adequate involvement of the Regions, which can be achieved through the Joint Conference. Seeing as there is no longer sufficient time to hold competitive tenders for the large concessions that are due to expire on December 31, 2010 (based on the current rules, the tender has to be executed at least 5 years before the expiry of the existing concession), it is to be hoped that Parliament - respecting both regional competences and the fundamental principles that have to apply to any all-embracing rules on energy production - will rapidly define the mechanisms for assigning the concessions, inevitably accompanied by another postponement of the deadline for a limited period of time to allow the tender to take place.

Decree Law 78/2010 (the so-called Budget Manoeuvre), published in the Official Gazette on May 31, introduced a surcharge on large hydroelectric concessions (article 15.6): the reference instructions establish that, on the proposal of the Ministry of the Economy, together with the Ministry for Economic Development and the Ministry of the Environment and with the collaboration of the State-Regions Conference, an additional annual fee will have to be established by DPCM from 2010 to finance environmental protection and paid to the State by those that hold major water concessions for hydroelectric use. The same decree will also determine the amount of the surcharge in relation to the average nominal power capacity of the plants, though it cannot exceed the current fee for each concession. It will also establish the deadline and methods of payment. This decree provides for an extension of the concessions. Given the problems involved in interpreting this rule and the uncertainty as to whether it will effectively be applied, at the time the half-year report was being prepared, it was decided for prudence sake not to recognise the potential effects of this decree.

In view of its conversion into law, various changes have been proposed with an amendment to the text.

We will have to wait until the process of converting the decree into law has been completed to make a proper assessment of the impact that it will have.

Evolution of the CIP 6/92 rules

The "Development Law" establishes that it is up to the Ministry for Economic Development to define the criteria for the annual update of the Avoided Fuel Cost (AFC) and that mechanisms are proposed to producers for the advance resolution of the CIP 6/92 conventions in order to reduce the costs of maintaining these special arrangements.

This regulation was introduced by a decree dated December 2, 2009, which will apply solely to plants fed by process or residual fuels or by energy recoveries, or similar types fed by fossil fuels.

Plants fed by renewable sources and by waste are excluded from these categories for the time being. For these, a section of the Development Law will be implemented with methods to be defined after further assessment by GSE, the Ministry for Economic Development and the AEEG.
Based on the text of art. 4 of the decree, the fee recognised in the case of advance cancellation for plants that use process or residual fuels or energy recoveries will depend on the Avoided Plant Cost, and will not discount the Avoided Cost of Maintenance, Running and Overheads, nor the Avoided Fuel Cost.
No rules have been established for the incentive element of the energy selling price recognised under the CIP 6 regime.

The regulation of local public services

Following promulgation of the Decree Law on EC obligations, particularly art. 15 which again change the instructions given in art. 23-bis of Law 133/08, the Government is currently working on the implementation rules for the provisions of this article, in execution of the mandate granted by para. 10 of the said art. 23 bis.



Among the principal novelties introduced by the Decree Law on EC obligations, one that is worth noting is the amendment to the rules on the transitional period during which will remain in force the current mandated operations not deriving from public procedures, according to which:

a) mandated operations outstanding at August 22, 2008 granted in accordance with the so-called "in-house" EC rules will come to an end on December 31, 2011, without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate. They will come to an end at the deadline of the service contract on condition that the administrations cede at least 40% of the capital by December 31, 2011 according to the methods laid down in para. 2b);
b) in the case of operations mandated directly to public-private partnerships, if the choice of partner took place by means of competitive public procedures in compliance with the principles laid down in para. 2a), but which at the same time did not have the quality of partner and the attribution of the operating tasks connected with management of the service, such mandates come to an end on December 31, 2011 without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate;
c) in the case of operations mandated directly to public-private partnerships, if the choice of partner took place by means of competitive public procedures in compliance with the principles laid down in para. 2a), which at the same time did have the quality of partner and the attribution of the operating tasks connected with management of the service, such mandates come to an end on the expiry date foreseen in the service contract;

d) direct mandates approved as of October 1, 2003 and given to companies with public sector participation, already listed on the stock exchange as of that date and those controlled by them pursuant to art. 2359 of the Italian Civil Code, come to an end on the expiry date foreseen in the service contract, on condition that the public participation is reduced, also gradually, by means of public procedures or forms of private placement with qualified investors or industrial operators, to not more than 40% by June 30, 2013 and 30% by December 31, 2015; otherwise, the mandates will come to an end on June 30, 2013 and December 31, 2015 without any need for a specific decision on the part of the entity that gave the mandate;
e) mandated operations that do not match these circumstances will in any case come to an end by and not beyond December 31, 2010, without any need for a specific decision on the part of the entity that gave the mandate.

The Decree Law on EC obligations also changed the forms of mandated public services. It delimited the ambit of application of the rules laid down in art. 23-bis and established further rules for gas distribution.
The limitation of the objective ambit of application had already been partially introduced by Law no. 99/2009 (the so-called "Development Law", containing Instructions for the development and internationalisation of companies, and on energy matters), in force from August, designed to maintain the provisions of Decree 164/2000 for the gas sector and art. 46-bis (Instructions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007 on the distribution of natural gas. Based on this amendment, the minimum territorial ambits mentioned in paragraph 2 of art. 46-bis are determined by the Minister for Economic Development together with the Minister for Relations with the Regions, after hearing the opinion of the Joint Conference as per art. 8 of Decree 281/1997 and subsequent amendments, and the Authority for Electricity and Gas, also taking account of the interconnections of the distribution networks and with reference to the specific characteristics of the various territories and the number of end-customers living there. In order to ensure that the gas distribution system is as rational as possible, the law introduced a limit by which the ambit cannot, in any case, be smaller than the territory of the municipality.
The Decree Law on EC obligations completed these instructions by establishing December 31, 2012 as the final deadline for determining these territorial ambits, excluding the electricity market, municipal pharmacies and regional railway transport from the ambit of application of the law.

These rules could expose the Group to the risk of non renewal of one or more concessions currently held in its territorial ambits.

Evolution of the market rules on Green Certificates

With a view to protecting the acquired rights of plant owners, the "Development Law" proposes a one year extension for the December 31, 2008 deadline for art. 14 of Decree 20/07

for the introduction of cogeneration plants combined with district heating network for the purpose of issuing Green Certificates for subsidised energy in accordance with art. 1, para. 71, of the Marzano Law 239 of August 23, 2004, on "Reform of the energy sector, as well as a mandate for the Government to reform the current rules on energy" (hereafter, the "Marzano Law").

Based on the reform of the market for Green Certificates contained in the Development Law, in force from 2011 (then prolonged for another year) the calculation of the obligatory quota of energy produced from renewables will no longer be carried out on the output, but on the energy used. In order to make the renewables incentive system more efficient, the obligation mentioned in art. 11.1 of the Bersani Decree has been transferred to those that sign one or more withdrawal dispatching contracts with Terna under resolution AEEG 111/06.

Art. 2.3 of Decree 72 of May 20, 2010 cancelled paragraphs 18 and 19 of art. 27 of Law 99 of July 23, 2009, i.e. cancellation of this reform.
Art. 45 of Decree 78/2010 (the "Budget Manoeuvre") published in the Official Gazette on May 31 eliminated the obligation for the GSE to withdraw any surplus Green Certificates.
However, the V Permanent Commission (Budget) of the Senate subsequently approved an amendment to the text of the law, entirely replacing the provision under which with a decree to be issued by the end of the year it was ensured that the overall amount of expense deriving from GSE's withdrawal of unsold GCs, starting with those for 2011, is 30% lower than those for 2010, foreseeing that at least 80% of this reduction should derive from limiting the quantity of GCs in excess.

Further elements of regulatory change that could potentially have an impact on the Group's activities, and which are therefore being carefully monitored by the pertinent structures, include EU approval of the Third Energy Packet and the recent rules on Class Actions.

Process risks

Business interruption risks

All of the Group's activities involve managing production sites that are technologically and operationally complex (power stations, waste disposal plants, cogeneration plants, networks, etc.). Were any of these to break down or be damaged accidentally, it could lead to the service not being available for a while; this in turn could lead to financial losses and even damage to the Group's reputation due to the interruption.

These risks are linked to a variety of factors which, in the case of certain plants. could be accentuated by changes in the competitive context and in the markets of reference. While the risk of unavailability of the plants can be considered an inherent part of the business, one that is impossible to eliminate entirely, the A2A Group applies advance risk mitigation strategies to all of its sectors to reduce the probability of such risks taking place, as well as "after-the-event" strategies to limit the impact if for some reason they do take place.

Safeguarding of the Group's assets involves adopting procedures of programmed maintenance and periodic revision of the plants and networks, as well as providing specific training courses for personnel, also with reference to the operating procedures currently in force; the Group also makes widespread use of instruments for the control and remote control of technical parameters to permit adequate monitoring and timely reporting of any anomalies, as well as to ensure ready supplies of key components needed to guarantee operational continuity, where possible.

When new production sites are acquired, specific steps are taken to bring them into line with Group standards in terms of maintenance, control and personnel training methods.

Lastly, the Group stipulates insurance policies to cover direct and indirect damages from other types of risk.

It infrastructure

The activities of the A2A Group are managed through complex IT systems that handle the main corporate processes: operational, administrative and commercial. Potential risk factors include the inadequacy of such systems compared with the needs of the business, possible "downtime" making them unavailable, or inadequate handling of the aspects linked to the integrity and confidentiality of information. These risk factors are mitigated by controls governed by the Information & Communication Technology Departments.

In 2009, the Group continued to integrate and consolidate its IT systems. It also rationalised its ICT services in outsourcing, redefining the tasks assigned to the service companies to encourage more efficient operational support. Various projects are also underway that will make it possible to maintain and further develop service capacities and levels in the light of new business needs.

In order to mitigate the potential risk of business interruption, especially of those processes that are considered strategic, the Group has equipped itself with back-up facilities to ensure continuity of service in the event of a breakdown.

Given the importance of the activities that are carried on every day on the Italian Power Exchange (IPEX), particular attention is paid to protecting the systems that interface with it; these systems have in fact been duplicated and are subject to specific maintenance procedures to ensure their stability.

The Group also has a Disaster Recovery system that ensures service and data continuity on an alternative IT centre. The efficiency of this system is tested periodically. The project for mutual recovery between the IT centres in Milan and Brescia is now nearing completion and this will add further protection against potential interruptions.

Data confidentiality and security are subject to specific controls on the part of the Group, both through internal policies and by means of tools to segregate access to information, as well as by specific contractual agreements with any third parties who may have to access the information that the Group handles.

Environmental risk

The risks associated with events that impact the environment or the health of the population living in the areas of influence of the Group's activities (e.g. for the disposal of production waste, emissions from production processes, waste collection and disposal) are now the object of increasingly close attention on the part of public regulators and more and more stringent legislation.

The Group pays constant attention to the prevention of such risks, adopting a policy document entitled "Policy for the Quality, Environment and Safety of the A2A Group", which is now the instrument that lays down the Group's approach to such questions.

This document, which is widely distributed both internally and externally, explains the values that underlie the Group's operations and that the Quality, Environment and Safety Department undertake to spread and share as guidance for the day-to-day work of all concerned.
The Quality, Environment and Safety Department also has the purpose of providing top management with support in establishing company policy in these areas, checking that they are implemented properly in compliance with the rules applicable in all areas and internal processes.

Operational implementation of the policy takes place through the Management System in the Group entities that are more exposed to potential environmental impacts, both direct and indirect. This system provides for progressive extension and upgrading to the standards of ISO14001 certification for the Group's main activities that have a major

impact on the environment, as well management of EMAS certification for the Group's main plants.

The Quality, Environment and Safety Department has set up control units to this end. Among other things, they carry out periodic environmental analyses and audits to monitor and prevent conduct that does not comply with the Group's environmental procedures.

Lastly, the A2A Group has stipulated an insurance policy for damage from both accidental and gradual pollution.

Each year, the Group also publishes a Sustainability Report that gives key data and information on the environmental aspects of the business for public consumption.

Health and safety risk

The Group operates in a heterogeneous business context with a strong technology element and the presence of personnel at the Group's plants and throughout its territory.
Certain Group activities are, by their nature, more exposed to the risk of work-related accidents such as operational services on the territory and the performance of technical services and activities at the plants.

Through the Quality, Environment and Safety Policy (which provides for a programme to upgrade the personnel safety management system to comply with the ISO 14001 and OHSAS 18001 standards), the prevention measures adopted aim for a "zero risk" objective, promoting a constant rise in the level of safety in the workplace.)

In order to harmonise the objectives of safety and protection in Group companies, a central Prevention and Protection Service was set up as part of the Quality, Environment and Safety Department, Environment.
Control sections were then set up at the various Group companies, coordinated by A2A's Safety Unit, which among other things carries out specific inspections to monitor compliance with the procedures on prevention and protection and workers' health and safety, as well as personnel training.

There is also a programme of employee health surveillance with the help of a team of doctors located in the various areas. They carry out periodic assessments of the state of health of Group employees .

To assist the process of ongoing improvement of safety, a system of monitoring and recording accidents was set up, analysing the reasons for the accident after the event so that corrective and mitigating action can be taken.

0.4

Certification of the condensed financial statements pursuant to art. 154-bis para. 5 of Decree. 58/98

Certification of the condensed financial statements pursuant to art. 154-bis para. 5 of Decree. 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Stefano Micheli, as the Financial Reporting Manager of A2A S.p.A., certify the following, taking into account the provisions of art. 154-bis, paras. 3 and 4, of Decree 58 of February 24, 1998:
   - the adequacy in relation to the characteristics of the firm and
   - the effective application of the administrative and accounting procedures for the preparation of the condensed half-year financial statements during the first half of 2010.

2. We also certify that:

   2.1 the condensed half-year financial statements:

   a) have been prepared in compliance with the international financial report standards recognised by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council, of July 19, 2002;

   b) agree with the balances on the books of account and accounting entries;

   c) are able to give a true and fair view of the assets and liabilities, results and financial position of the issuer and of the various companies included in the consolidation;

   2.2 the interim report on operations includes a reliable analysis of key events that took place during the first six months of the year and of their impact on the condensed half-year financial statements, together with a description of the main risks and uncertainties to which the business is exposed for the other six months of the year. The interim report on operations also includes a reliable analysis of the information on significant related-party transactions.

Milan, August 4, 2010

Giuliano Zuccoli
(for the Board of Management)

Stefano Micheli
(Financial Reporting Manager);

0.5
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2010

To the shareholders of
A2A SpA

1 We have reviewed the condensed consolidated interim financial statements of A2A GROUP as of 30 June 2010, comprising the statement of financial position, consolidated income statement, consolidated statement of comprehensive income, consolidated cashflow statement, statement of changes in consolidated shareholders' equity and related explanatory notes. The management board of A2A SpA is responsible for the preparation of the condensed consolidated interim financial statements in compliance with the international financial reporting standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the Italian Stock Exchange Commission (CONSOB) with Resolution No. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and about the consistency of the accounting principles used therein as well as the application of analytical review procedures on the amounts contained in the above-mentioned condensed consolidated interim financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

The condensed consolidated interim financial statements show as comparatives the amounts of the prior year's consolidated financial statements and the prior year's condensed consolidated interim financial statements. As illustrated in the explanatory notes, the management board modified the comparative amounts relating to the prior year's consolidated financial statements and the prior year's condensed consolidated interim financial statements, which we, respectively, audited and reviewed and on

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754 400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

which we reported on 9 April 2010 and 7 August 2009, to reflect the changes in financial reporting introduced by IFRIC 12.

We have reviewed the method applied to re-determine the comparative amounts relating to the prior year's consolidated financial statements and the prior year's condensed consolidated interim financial statements, and the disclosures made in the explanatory notes as concerns the modifications made to the aforementioned comparatives, for the purposes of issuing our report on the condensed consolidated interim financial statements for the six months ended 30 June 2010.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of A2A GROUP as of 30 June 2010 have not been drawn up, in all material respects, in compliance with the international financial reporting standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, 6 August 2010

PricewaterhouseCoopers SpA

Marco Sala
(Partner)

This report has been translated into the English language solely for the convenience of international readers


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